UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This amendment is filed to extend the Offering Deadline to December 31, 2025.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Rally Communitas Corp.
(Name of Issuer)

Legal status of Issuer

Corporation	Delaware	September 22, 2020
(Form of Entity)	(Jurisdiction of Organization)	(Date of Organization)

79 Madison Ave
New York, NY 10016
(Physical Address of Issuer)

www.rally.co
(Website of Issuer)

DealMaker Securities LLC
(Name of Intermediary through which the offering will be conducted)

0001872856	00870756	315324
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD number of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the service provided by DealMaker Securities, LLC, the issuer is required to pay to DealMaker Securities LLC a cash fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer paid a one-time $43,000 administrative and compliance consulting services fee, a $12,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest:

None

Series Communitas-1 Preferred Stock	3,333	$3.00
(Type of Security Offered)	(Target Number of Securities to be Offered)	(Price)

Target Offering Amount: $9,999

Oversubscriptions accepted:

X	
Yes	No

Oversubscriptions will be Allocated:

		X
Pro-rata Basis	First-come, First-served Basis	Other – at the discretion of the company

Maximum Offering Amount (if different from target offering amount): $1,234,998

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 120

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$17,133,173	$16,964,768
Cash & Cash Equivalents	$128,211	$978,362
Accounts Receivable	$1,828,160	$648,264

Short-Term Debt	$4,350,226	$2,855,528
Long-Term Debt	$968,703	$2,157,757
Revenue/Sales	$34,118,077	$27,931,167
Cost of Goods Sold	$27,727,066	$27,333,691
Taxes Paid	$0	$0
Net Income/Loss	$(2,475,422)	$(8,012,263)

The jurisdictions in which the Issuer intends to offer the Securities

AL	X	**AK**	X	**AZ**	X	**AR**	X
CA	X	**CO**	X	**CT**	X	**DE**	X
DC	X	**FL**	X	**GA**	X	**HI**	X
ID	X	**IL**	X	**IN**	X	**IA**	X
KS	X	**KY**	X	**LA**	X	**ME**	X
MD	X	**MA**	X	**MI**	X	**MN**	X
MS	X	**MO**	X	**MT**	X	**NE**	X
NV	X	**NH**	X	**NJ**	X	**NM**	X
NY	X	**NC**	X	**ND**	X	**OH**	X
OK	X	**OR**	X	**PA**	X	**RI**	X
SC	X	**SD**	X	**TN**	X	**TX**	X
UT	X	**VT**	X	**VA**	X	**WA**	X
WV	X	**WI**	X	**WY**	X		

EXHIBIT A to FORM C/A:

(PART II OF OFFERING STATEMENT)

OFFERING MEMORANDUM DATED APRIL 29, 2025

OF

Rally Communitas Corp.

79 Madison Ave
New York, NY 10016

rally.co

411,666 Securities Representing Up to $1,234,998
Offering Price Per Share: $3.00
Minimum Investment Amount per investor: $498

There is no maximum subscription per investor.

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A ") is being furnished by Rally Communitas Corp., a Delaware corporation ("Rally," "the Company," "we," or "us"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Series Communitas-1 Preferred Stock of the Company (the "Securities").The Company intends to raise at least $9,999 and up to $1,234,998 from investors in the offering of Securities described in this Form C/A (this "Offering"). The offer made hereby is subject to modification, prior to sale and withdrawal at any time. Through its distribution and perk/reward incentives, the Company must reach its Target Amount of $9,999 by December 31, 2025, the deadline of the offering (the "Offering Deadline").

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("Investor(s)" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Investors in the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to offering deadline outlined in this Offering Statement, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism

provided by the Intermediary.

For its services, Intermediary will receive a cash fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer paid a one-time $43,000 administrative and compliance consulting services fee, a $12,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

LEGENDS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY.

THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

BAD ACTOR DISCLOSURE

The Company nor its controlling persons are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company nor its controlling persons are subject to any matters that would have triggered disqualification

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

In this Offering Memorandum, (the "Offering Memorandum") the term "Rally," "we," "us," "our," or "the Company" refers to Rally Communitas Corp. and its subsidiaries on a consolidated basis. The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the General Delaware Corporation Law.

Offering Overview

Target Offering Amount	3,333 shares of Series Communitas-1 Preferred Stock (**$9,999)**
Maximum Offering Amount	411,666 shares of Series Communitas-1 Preferred Stock **($1,234,998)**
Type of Securities Offered	The Company is selling Series Communitas-1 Preferred Stock in this Offering
Offering Price	$3.00 per share of Series Communitas-1 Preferred Stock
Offering Period	The date by which the Company must reach the Minimum Offering Amount is December 31, 2025 which period may be extended by the Company (such date, as it may be extended, the Offering Deadline). We may hold an initial closing at any time after subscriptions for the Target Offering Amount have been received and accepted and after other conditions to closing have been satisfied. Additionally, the Company may accept investments in excess of the Target Offering Amount and up to the Maximum Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company. The Company may elect to undertake rolling closings after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to the acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments.
Capital Stock Authorized Immediately Prior to this Offering	Up to 56,000,000 shares of common stock and 18,528,278 shares of preferred stock
Capital Stock Outstanding Immediately Prior to this Offering	22,740,373 shares of common stock and 17,993,110 shares of preferred stock.
Investment Perks	The Company provides Investors with certain perks and rewards at no additional cost based on amount invested under one subscription agreement. Unless otherwise specified herein, Investors shall receive the perks listed for each investment tier as well as all perks for the lower investment tiers after the Offering Deadline or at such time that this Offering is ended, unless the Offering is cancelled in accordance with the terms herein. The Company reserves the right to modify, suspend or discontinue any and all of the perks. **<u>First 30 Days Perk</u>** Upon the Offering's launch on EDGAR (the "**Launch Date**"), if an Investor's Investment Amount equals to or exceeds $500 per subscription and is received by the Escrow Agent within thirty (30) calendar days of the Launch

	Date, the Company shall issue to such Investor additional shares equal to five percent (5%) of the Securities purchased by such Investor. Such perk will occur after the offering is completed. The 30 days begins upon the filing of the initial Form C being reflected on the SEC's EDGAR System and concludes on the 30th day at 11:59 pm EST. **<u>Volume Based Perks</u>** Throughout the term of this Offering, if Investor's Investment Amount equals to or exceeds the following amount per subscription, the Investor shall be entitled to receive the respective perk(s) or such other perk of equivalent value determined in the Company's sole and absolute discretion and based on operational feasibility and regulatory compliance.:

Investment Amount	Perk	Bonus Shares
$500	$200 gift card for Rally OurBus rides	N/A
$1,000	$500 gift card for Rally OurBus rides	N/A
$2,500	Route or stop named after you*	5%
$5,000	Bus designed and named after you*	10%
$10,000	Lifetime of rides**	15%
$25,000	Invitation to public dinner at NYSE***	20%
$50,000	Invitation to public dinner at NYSE***	25%
$100,000	Invitation to public dinner at NYSE***	30%
$250,000	Invitation to public dinner at NYSE***	40%
$500,000	Invitation to public dinner at NYSE***	50%

* The naming of routes, stops, and buses requires Company approval and is subject to availability and operational considerations.
** Lifetime rides are subject to the terms and conditions set by the Company and may include certain restrictions.
*** An invitation to public dinner at NYSE is contingent upon the Company going public and the scheduling of such events.

In order to receive perks from an investment, an Investor must submit a single investment in the same subscription agreement that meets the minimum perk requirement. All perks or the relevant information will be provided after the Offering has concluded.

Company's Capital Stock

The following description summarizes the most important terms of the Company's Common Stock and Preferred Stock. Defined terms not otherwise defined here in this subsection will have the meaning ascribed to them in the Bylaws filed as Exhibit A to this Offering Memorandum. For more information relating to the percentage of each class of stock issued and outstanding, see

Common Stock

General. The voting, dividend and liquidation rights of the holders of the common stock of the Company ("Common Stock") are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled

Preferred Stock

Class of Security

Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), consisting of:

- Series Seed-1 Preferred Stock, $0.0001 par value per share ("**Series Seed-1 Preferred Stock**");
- Series Seed-2 Preferred Stock, $0.0001 par value per share ("**Series Seed-2 Preferred Stock**");
- Series Seed-3 Preferred Stock, $0.0001 par value per share ("**Series Seed-3 Preferred Stock**");
- Series Seed-4 Preferred Stock, $0.0001 par value per share ("**Series Seed-4 Preferred Stock**");
- Series Seed-5 Preferred Stock, $0.0001 par value per share ("**Series Seed-5 Preferred Stock**");
- Series Seed-6 Preferred Stock, $0.0001 par value per share ("**Series Seed-6 Preferred Stock**");
- Series Seed-7 Preferred Stock, $0.0001 par value per share ("**Series Seed-7 Preferred Stock**");
- Series Seed-8 Preferred Stock, $0.0001 par value per share ("**Series Seed-8 Preferred Stock**");
- Series Seed-9 Preferred Stock, $0.0001 par value per share ("**Series Seed-9 Preferred Stock**") (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, Series Seed–7 Preferred Stock, Series Seed-8 Preferred Stock, and Series Seed 9 Preferred Stock are collectively referred to herein as the "**Series Seed Preferred Stock**"); and
- the Series Communitas-1 Preferred Stock, $0.0001 par value per share, which are being issued in connection with the offering.

Securities Authorized

The Company has 18,528,278 shares of Preferred Stock authorized, consisting of:

- 201,196 shares of Series Seed-1 Preferred Stock;
- 1,437,798 shares of Series Seed-2 Preferred Stock;
- 1,365,492 shares of Series Seed-3 Preferred Stock;
- 3,282,047 shares of Series Seed-4 Preferred Stock;
- 779,333 shares of Series Seed-5 Preferred Stock;
- 671,537 shares of Series Seed-6 Preferred Stock;
- 6,782,521 shares of Series Seed-7 Preferred Stock;
- 1,257,117 shares of Series Seed-8 Preferred Stock;
- 2,216,071 shares of Series Seed-9 Preferred Stock; and
- 535,168 shares of Series Communitas-1 Preferred Stock, which are being issued in connection with the offering.

Dividend

The holders of Preferred Stock outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount of least equal (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividends per share of Preferred Stock as would equal the product of (A) the dividends payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividends or (ii) in the case of a dividends on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividends payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by the amount equal to the applicable Original Issues Price (as summarized above); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class of series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, the funds and assets of the Company available for distribution to the Company's stockholders will be distributed to the Company's stockholders in the following order of priority:

- First, to the holders of shares of Series Seed Preferred Stock, in an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the certificate of incorporation for each class of Series Seed Preferred Stock) for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had such share of Senior Preferred Stock been converted into Common Stock immediately prior to such liquidation,

dissolution or winding up or Deemed Liquidation Event. For this purpose, the Original Issue Price for each sub-series of Series Seed Preferred Stock is as set forth below:

  - Series Seed-1 Preferred Stock: $0.5338
  - Series Seed-2 Preferred Stock: $0.8541
  - Series Seed-3 Preferred Stock: $0.9619
  - Series Seed-4 Preferred Stock: $1.2024
  - Series Seed-5 Preferred Stock: $0.6416
  - Series Seed-6 Preferred Stock: $0.3723
  - Series Seed-7 Preferred Stock: $0.1548
  - Series Seed-8 Preferred Stock: $0.7955
  - Series Seed-9 Preferred Stock: $0.4910

- Next, to the holders of shares of Series Communitas-1 Preferred Stock, on a pari passu basis, an amount per share equal to the greater of (a) the applicable Original Issue Price plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had such share of Series Communitas-1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The Original Issue Price of the Series Communitas-1 Preferred Stock is $3.00 per share.

- Thereafter, any remaining funds and assets available for distribution are to be distributed among the holders of shares of Common Stock, pro rata, based on the number of shares of Common Stock held by such holder.

Voting rights

On any matter presented to the stockholders of the Corporation each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holders are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by Law or by the other provision of the certificate of Incorporation — holders of Preferred stock shall vote together with the holders of Common stock as a single class.

Special Voting Rights

The holders of shares of Preferred Stock are entitled to elect three directors of the Company.

The holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted to Common Stock basis, have the right to elect to waive the treatment of an event as a Deemed Liquidation Event.

At any time when at least 4,498,278 shares of Preferred Stock (subject to adjustment) remain outstanding, the Company may not take certain actions identified in Section 2.3 of the certificate of incorporation.

Conversion rights

The holders of Preferred Stock have conversion rights. Each share of Preferred Stock is convertible, at the option of the holder without the payment of additional consideration by the holder, into such number of fully paid and non-assessable share of common stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price. The Conversion Price shall initially be equal to the applicable Original Issue Price and subject to adjustments. Certain events can trigger automatic conversion of preferred stock into common stock at conversion price determined as per formula prescribed in the constitution document.

Mandatory conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, valuing the Company at no less than $100,000,000 and resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Majority (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant conversion rights above and (ii) such shares may not be reissued by the Corporation.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation or deemed liquidation event, the holders of shares of each series of preferred stock then outstanding shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders before any payment shall be made to the holders of common stock.

Key Provisions of the Amended and Restated Voting Agreement

Drag-along Provisions. Holders of Preferred Stock and Common Stock are subject to a drag-along provision as set forth in the Stockholders Agreement, pursuant to which, and subject to certain exceptions, each holder of shares of capital stock of the Company agrees that, in the event (i) the Board, (ii) the holders of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis and (iii) the holders of a majority of the shares of Series A Preferred Stock (only if the approval of the holders of a majority of the Series A Preferred Stock is required under the Restated Certificate), vote in favor of a transaction that qualifies as a Deemed Liquidation Event or that involves the sale of shares representing more than 50% of the outstanding voting power of the Company (any such transaction, a "**Sale of the Company**"), then all holders of the Company's capital stock will vote in favor of such Sale of the Company and, if requested, perform certain other actions reasonably required to effect such transaction.

Proxy. Pursuant to the Voting Agreement, each holder of capital stock of the Company has granted a proxy and power of attorney to the Company's President and a designee of the holders of Common Stock and Preferred Stock with respect to stockholder votes regarding the composition of the Board and a Sale of the Company in the event any such stockholder fails to vote and/or votes in a manner inconsistent with the requirements set forth in the Stockholders Agreement.

Board Designation Rights. The following stockholders currently have the right to designate a member of the Board (and to remove such designee), subject to maintenance of certain ownership thresholds and, in certain cases, Board approval of the designation or removal:

- Sharma Family Holdings (to appoint two designees of the holders of Preferred Stock, which designees are currently Atul Sharma and Steven Medina);
- Narinder Singh, who serves as the Chairperson of the Board and, in the event of a tie vote among the Board, has the deciding vote;
- Numaan Akram; and
- A designee of Numaan Akram, which individual is currently Siheun Song; and

- A designee of Numaan Akram, which individual is currently Heiko Zimmermann.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has engaged eShares, Inc. DBA Carta, Inc. ("Carta") as its SEC registered securities transfer agent. Carta will be responsible for keeping track of who owns the Company's securities and maintain current records of investors.

THE COMPANY AND ITS BUSINESS

Mission

Create regional transportation networks that dynamically interconnect cities with robust, safe, cost-effective, and environmentally responsible mobility solutions.

Overview

Rally Communitas Corp was formed as a holding company for Rally Bus Corp and OurBus Inc, the operating companies for Rally ("**Events**") and OurBus ("**Lines**") brands, respectively. The operating companies were founded by Numaan Akram and Narinder Singh independently, but with similar visions and products. The founders decided to merge the companies in 2020 and formally began operations under the holding company on January 1, 2021.

Rally is a technology company that addresses the challenges of regional transportation. Our "bus rideshare" innovation aggregates the intercity transportation demand of individuals and matches it with high- capacity buses supplied by third party operators.

We are an asset-lite mobility company that plans bus trips and markets rides to individuals seeking transportation to events and cities. Our software then dispatches buses from the private bus industry to fulfill the demand we create. We do not own buses; rather, we network together the fleets of the existing businesses that own and operate buses. In this process, we empower entrepreneurs to grow their existing businesses by joining the Rally network. We believe Rally offers a unique combination of services with an innovative dynamic transportation network model. To date, we have facilitated more than 1.8 million rides.

Our first offering is ridesharing to events, which we refer to as our "Events" business. To address the unique challenges of surge demand around venues, our applications crowdsource and crowdfund shared bus transportation to large events such as concerts, festivals, rallies, and sporting competitions. Our algorithms connect passionate individuals seeking transportation, which we then match to the transportation capacity available from our network of local bus companies. The model reduces our risk by crowdfunding bus trips, requiring a minimum number of event-goers to book a ride along a route before we incur supply procurement costs. Riders can choose to join one of our predetermined locations or create their own preferred stop; others may create their own private trips. Thereafter, our technology sequences stops together to create the most

efficient and safe routes. Many such routes may form around each venue which effectively creates a popup hub and spoke transportation network that efficiently moves people into and out of venues. We anticipate the demand for our Event offerings will continue to grow as more people discover the convenience, experience, and safety of Rally's bus rideshare.

Rally's next offering creates a dynamic intercity mobility network for regularly scheduled trips, which we refer to as our "Lines" business. We entered the scheduled service market under the "OurBus" brand with the intention of redefining the intercity travel experience by raising consumer expectations throughout the user journey. Our technology predicts transportation demand between any two cities, which we then market to potential riders. Using data science, we set prices and schedules to maximize ridership on trips. Our algorithms then match the demand to transportation capacity procured from local bus companies. We have focused our initial Lines efforts in the northeast region of the U.S. where we have more than 100 locations from which we offer regular service. Legacy bus lines like Greyhound have dominated intercity travel for decades, but as reported in September 2021 by Government Technology (governing.com), Greyhound's intercity service has been in steady decline, having reduced its operations by 16% between early 2016 and February 2020. From 2017-2019, our Lines business grew at a compound annual growth rate of 157%. We attribute this growth in part to our dynamic network that regularly adapts our services to both cyclical and sporadic consumer needs. Our innovations make our Lines offering well suited to capture increasing demand as people consider travel options other than the status quo of the personal car.

Our Events and Lines services are complementary. Each is designed to address one of the two primary use-cases for private buses, also known as motorcoaches or coach buses, by considering the unique needs of demand for 25-250 mile intercity transportation. According to the U.S. DOT Bureau of Transportation Statistics, the number of "middle mile" trips within this range has increased at a compound monthly growth rate of 3.5% between April 2020 and February 2022. Through the power of a well-designed user experience powered by sophisticated algorithms, Rally provides an affordable and convenient way for the modern mobility consumer to get to their destination. While simultaneously allowing bus operators to maximize their asset utilization. In other words, we convert wholesale bus capacity into revenue-generating retail rides.

Rally creates a layer of brand, technology, and services around the existing, commoditized private bus industry. By establishing a scaled network of consumers and suppliers that is brought together by our robust technology platform, we deliver value by providing industry-leading customer centric experiences and by connecting underutilized supply with consumer demand. We meet this consumer demand with simple solutions focused on improving user experience while also promoting safety, trust, community engagement, and affordability. We have created a mobility-as-a-service (MaaS) company for the specific requirements of regional transportation.

Our Business Model

Rally has built a "managed marketplace," as defined in November 2018 by Andrew Chen of the venture capital firm a16z. This managed model is an innovation that changes the way buses are utilized. It does so by creating and/or capturing demand for transportation, and then dispatching the supply of vehicles of disparate bus operators from Rally's network in a coordinated manner to fulfill that demand.

Our primary customer for our Events and Lines offerings is the rider who pays us directly for transportation services through our web and mobile apps. Our business model solves for the individual's mobility needs by pooling sufficient ridership density to make shared transportation cost-efficient. We operate our marketplace under our brand and seek to create a long-standing relationship with the consumer. Whether through rideshare coordination to events or scheduled intercity services, we ascertain the demand, price the trips, market our services, and acquire the customer in need of transportation. We provide customer service and handle all end-user facing interactions.

Having acquired these customers, we fulfill our obligation and responsibility to the consumer by paying vendor bus operators to execute the trips on a contract-basis. Our marketplace adds value by identifying high-quality buses, standardizing experience, ensuring service standards, conducting checks to utilize safe bus operators and

automating matching between demand and supply. Our tech-enabled operations contract with charter bus companies to fulfill the demand and oversee the logistical execution in accordance with our service level agreements ("**SLAs**"), by which all of our operators are measured. Our SLAs ensure high-quality service and safety standards that the contracted bus operators are required to provide and against which they are measured.

In the Events and Lines offerings, Rally's gross profit is the difference between our retail revenue from selling rides and the cost of contracting buses to fulfill those rides. Our profit margins are variable and primarily depend on the percentage of seats filled with paying riders on a per bus basis; this margin is directly correlated to our occupancy rate. As a result of these business, technology and marketplace innovations, we believe it is possible for us to earn significantly higher profit margins over time than the traditional business model of charter bus companies.

Rally's "Platform" and "Network" offerings are considered secondary revenue generation models and are described in more detail herein. The "Platform" is a software solution for bus operators that vertically integrates Rally with bus operators. Our "Network" offerings, which we plan to bring to the market in 2023, will unlock the network value of our rider and supplier marketplace. We intend to do so with a number of products and services, such as advertising, bus distribution, and multimodal integrations, to name a few.

Our Product and Service Offerings

Rally "Events" — Bus Rideshare to Venues

Utilizing the power of the social web, Rally aggregates individuals and small groups along a route to reach a minimum demand threshold before confirming a trip. Riders purchase a tentative ride from a "Rally Point", or popup bus stop, to the event they will be attending. Early adopters become stakeholders of the model by spreading word of the service and "rallying" others, introducing them to a better way to enjoy their event experience. Upon reaching the demand threshold, Rally confirms a trip that has met our cost of goods sold, primarily the contracting for the bus itself from an operator in our network. Deferral of confirmation minimizes Rally's operational risk until we achieve critical mass that ensures we reach our target margin.

Utilizing purpose-built, internally developed software solutions, Rally continually communicates to both riders and drivers in an efficient and scalable manner. On the day of the event, riders' check-in at their Rally Points and start their event experience by meeting other like-minded individuals. Professional drivers greet them as they board the bus and riders may enjoy audio and visual entertainment during their comfortable ride. Riders arrive at their destinations without the stress of navigating through the traffic and parking challenges traditionally associated with event travel. Fans can then maximize the event experience, knowing that their ride home will be a restful and carefree one.

Despite the joy fan communities experience in seeing their favorite teams or entertainers perform live, getting to the event can be cumbersome. Consumers have grown accustomed to the convenience and immediacy of the on-demand economy and expect event travel experiences to be simple and enjoyable, yet existing event transportation options have failed to meet this shift in consumer demand. Our apps help riders self-organize and come together using our robust technology platform, creating a better solution to meet this market need.


RALLY POINT
RALLY POINT
DESTINATION
RALLY POINT
RALLY POINT

Figure 1: Graphical representation of Rally's Event-based "hub & spoke" mobility solution

Rally has proven the viability of its Events services across more than 40 states and provinces in the US and Canada, having transported riders to dozens of different types of events.

OurBus "Lines" — Modern Intercity Transportation

OurBus was created to provide easy, safe, and modern intercity transportation. We have developed a network of regional mobility services that connect a growing list of locations across the U.S. by identifying areas in need of better transportation options, then creating custom schedules and services to meet those needs.

Our regional transportation services aim to serve leisure travelers, students, and professionals. These demographic groups seek to connect with friends, family, significant others and business opportunities. Customers choose an origin and destination city and are provided with various options of schedules, locations, and prices. Once the destinations are selected, riders can book with ease, speed, and peace of mind as OurBus rides offer industry-leading customer-centric experiences. We ensure that customer demand is met with satisfaction while building an affinity for our brand and service. True to our mission, our policies also emphasize corporate social responsibility through sustainable mobility.

We continue to build our software and services with the characteristics that are critical to winning and maintaining strong user relationships at scale: size, marketplace density, brand affinity, trust, affordability, reliability, expertise, and scaled networks. Our riders experience these characteristics as either modal converts that have decided to try buses instead of traditional choices, or they are existing bus riders looking for a better option. Either way, they are able to ride in high-end motorcoaches, most of which include modern amenities such as free wifi, individual power outlets, bucket seats, A/V entertainment options, and an onboard restroom.


CITY
CITY
CITY

Figure 2: Graphical representation of Rally's Line intercity mobility solution

Rally has proven the viability of its Lines services across hundreds of stops, some of which are shared in Figure 3 that shows our Northeast map included in the section entitled *"— Regional Approach & Expansion"*. We have moved well over one million riders on scheduled intercity trips.

Platform — SaaS for the Bus Industry

To truly disrupt the bus industry, Rally believes it is important to increase coordination with the supply side of our marketplace for collaborative success. Our subsequent "Platform" innovation is a software solution for bus operators that vertically integrates Rally with the bus operators in our network.

Rally's Platform consists of a suite of applications for various roles in the bus industry: riders, drivers, buses, operators, and other supporting actors that each have their place on the platform. Rally offers this application suite to operators utilizing a high-margin Software as a Service (SaaS) model. Revenue is generated by selling our technology to bus operators through licenses priced on usage, and/or period subscription fees. In either case, we leverage the existing cloud infrastructure developed by us for our own service offerings to deliver our Platform product, making the cost of sales extremely low.

The Platform offering's underlying technology was originally developed for Rally to fulfill our primary consumer-oriented Events and Lines services. We envision a future where this same technology allows

individual bus companies to run their existing charter bus businesses much more efficiently. It provides them with purpose-built resource planning software to manage their assets. Additionally, the Platform unlocks access to the larger Rally network, connecting bus operators to each other. In addition to providing individual bus companies with the tools they need to operate more efficiently, we create a symbiotic relationship with the operators on our Platform. Our primary services are strengthened by the direct and privileged access to the individual bus companies' assets, while these companies' operations are facilitated by our software tools. Ultimately, we intend to market the Platform as the "operating system of the bus industry" to automate their labor-intensive processes.

The Platform offering has a limited number of early bus company customers using the system regularly. Rally will be developing this offering further through a phased plan that regularly increases the number of our early Platform users: bus operators and their respective drivers and customers. We will seek feedback from these users on the effectiveness of the Platform to fulfill their business objectives. Rally will use this feedback to iterate on its software technology, working closely with its early stakeholders. In each such arrangement with a customer, Rally enters into an agreement with participating companies whereby each company licenses Rally's software technology. During this time we also collect data to assure that our pricing is reflective of the value generated by the offering, as we generate revenue for each ride on the Platform. With these initiatives executed, we believe we will be in a sound strategic position to scale our sales efforts in 2023 to meet our projected goals.

Network — Monetize the Marketplace

With our primary Events and Lines services in place, and the Platform vertically integrating Rally with the industry, we aim to increase the enterprise value of the company through network effects. Rally has already proven it can generate revenue through a variety of these services, which we categorize under our "Network" offering.

One of our most innovative Network offerings connects middle-mile bus riders to first and last-mile taxi services, providing our customers with a true door-to-door service. We are able to do so by connecting with third party private taxi & limo companies that utilize our intermodal software. We plan to generate revenue by charging our riders a price for their last-mile transportation, paying our taxi vendors to fulfill that service and collecting the difference as our profit. We believe offering true door-to-door service is a key differentiating feature that will help us stand out amongst our competitors. We are unaware of any other company in the U.S. that allows users to book a bus and taxi ride in a single transaction for a seamless intermodal mobility solution.

Another developing Network offering is advertising, where as a result of recent activity we are confident that we can significantly increase our revenue per rider. Consumer packaged goods companies have paid Rally for product distribution onboard our buses; sporting events have paid Rally for digital advertising within our buses, and "out-of-home" advertising bus wraps have been paid for by sports leagues seeking views outside our buses. Product distribution, digital advertising, and "out-of-home" advertising bus wraps are all examples of how we have already tapped into its potential as a new marketing channel. Each trip represents a community of people that are self-identified for targeted marketing; and each bus represents a highly visible marketing asset that advertisers may use to target specific regions. We seek to generate revenue by charging advertisers seeking to reach our riders a price for the marketing assets, pay any vendors necessary to activate the campaign, and keep the difference as our profit.

Our current investors include bus manufacturers who share our vision of the increasing integration of mass mobility paradigm/services for individuals. With our demand-creating services and platform data, we know where a bus is needed and when. Our unique vantage point allows us to effectively match the assets to the demand and will increasingly allow for new buses to be deployed as needed. Rally seeks to monetize this distribution power in the future and has not yet created a revenue model for this offering. We intend to scale our sales efforts in 2023 to meet our projected goals for this business line.

Our Growth Strategy

We believe our success heretofore can largely be attributed to our cost-effective marketing strategy. This strategy consists of a proprietary mix of tech-enabled marketing tactics that have been proven to acquire customers. Generally speaking, we utilize direct-to-consumer marketing through our owned sales channels, partnerships to access affiliates' sales channels, on-the-ground business development that raises awareness of our offerings in the localities in which we offer service, and supply-side integration to ensure preferential access to buses. The success of this growth strategy is best represented by our return on investment on advertising, where we have historically generated $12.07 in revenue on every $1 spent in marketing. New capital provided by the Business Combination will allow for new investment to support the growth tactics proven thus far, and others that will complement our primary acquisition strategy.

Regional Approach & Expansion

All transportation has an inherently local component. Our ridership lives, works, visits, or is somehow directly related to a specific locality. We speak to our customers in a way that connects us to their locations. This is done by listening to our customers and understanding their regions' particular needs. Our software utilizes user feedback as one of its many inputs to solve these local challenges, creating bespoke services for the region, in an automated fashion. Finally, our marketing reflects back our superior understanding of their needs, which in turn makes them feel heard and more likely to purchase our services.

Rally will target regions, or designated market areas ("**DMA**"), with tailored advertising strategies. Our proprietary analytical models have identified the DMAs where we have had the most historical traction. Our strategy is to increase our penetration in these markets first as there is already momentum and service- awareness in these areas. Our existing customer base allows us to grow these markets quickly by encouraging loyalty and referrals.

Each DMA may be serviced by a team that knows the region intimately and is dedicated to the community. Our strategy requires presenting ourselves as a modern, tech-enabled service which immediately differentiates us from legacy bus lines. We believe it is important to demonstrate our benefits to the community quickly and repeatedly, to all the beneficial stakeholders. Each successful bus trip helps to produce "converts" that spread the message of the new mobility option. We encourage this by creating features in our apps that make it easy to share and incentivize users to do so.



ourbus
Northeast Lines
ATLANTIC CITY
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ourbus

Figure 3: Visualization of Rally's Line regional transportation network in the Northeast U.S. as of July 2022

Success Stories

Rally has proven the viability of its business model across numerous demographics and regions. The highlights can be separated across its Events and Lines offerings. Some case studies are provided here to demonstrate the successes of the services.

Rally may have transported more people to a single event than any other mobility-focused company ever has — completing 80,000 rides from locations throughout the country to Washington DC, and back, for the "Women's March on Washington" in January 2017 — enabling individuals to express their first amendment rights to peacefully assemble. We did so by networking together 130 different bus operators and collectively dispatching almost 900 buses. Riders came from 28 states and 250 cities across the USA, arriving in Washington, D.C. for a historic march. To our knowledge, no other company has ever mobilized as many buses to a single-day event. Since this high-water mark was reached, Rally has successfully transported thousands every year to political marches, including March for Our Lives, March for Life, and Poor People's Campaign.

While political marches occur sporadically, Rally has proven that the model is applicable to seasonal events. We have done so most successfully for National Football League ("**NFL**") games. For example, we mobilize up to 2,000 fans per game to Green Bay, Wisconsin for Green Bay Packers games. They hail from dozens of Rally Points around the region where we have partnered with local bars, restaurants, and hotels. This event-based model has been replicated in various NFL markets with Rally moving up to 5% of a specific game's attendance. Most recently, we partnered with the 2022 Super Bowl Champion Los Angeles Rams to provide fans more transportation options to SoFi Stadium in Inglewood, CA. Following the partnership with the Rams, the National Football League itself promoted Rally's services to the Super Bowl.

Whereas Events address temporary surges in demand by definition, our Lines business successes are measured over longer periods of time. One of the best examples of our Lines service is Ithaca, NY. This city exemplifies many of the ideal characteristics of a city on our mobility network. Ithaca and the surrounding region is growing fast with an upwardly mobile, highly educated populace; it lies between New York State's two largest cities,

New York City and Buffalo; and it is home to Cornell University, an Ivy League school that draws students from across the Northeast. These factors have combined to create a central hub on our transportation network. We regularly deploy an average of 5 buses per day on this route, facilitating approximately 150 rides. These figures grow to 30 buses and over 1,000 rides per day during holiday periods. Our dynamic routing and dispatching greatly increase the number of cities to which we connect Ithaca with express services during these periods of peak demand. We are able to service this fluctuating demand thanks to our underlying technology and business model.

Another great case study for the Lines business is the popular destination of Atlantic City, NJ. We believe the entertainment hub to be one of the largest bus markets by passenger volume in the country prior to Hurricane Sandy in 2012. While the city's recovery took some time, OurBus took advantage of the changing market conditions to capture the transportation demand to the city. We partnered with numerous casinos, hotels, and attractions, utilizing their sales channels to reach our mutual customers. These partners often provide incentives to our mutual customers upon arrival. We offer service from many locations within New York City alone. We have also expanded the service to and from numerous cities to the south and west of Atlantic City.

These successes represent some of the best examples of the potential of our services. We have replicated these proven strategies many times over and have documented the many factors that go into capturing and creating intercity transportation demand. This enables Rally to create industry-leading predictive algorithms that we believe will bolster competitive advantages as we seek to expand to new markets.

Our Technology

Product-oriented Company

Our technology is a critical component of our business proposition and is represented by various mobility-related products and services. Our data analysis, modeling and algorithms help provide a seamless experience for our riders and bus operators, by effectively predicting rider demand, creating efficient, high- utilization route plans and pricing our offerings accordingly. We will continue to iterate on our products and services to maximize our capabilities.

Our technology and business model also depend, in part, on our relationships with third party product and service providers. For example, we rely on third parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support our platform. We also incorporate third party software into our platform. When selecting third party technology providers, we focus on affordability, reliability, efficiency, optimization and cohesion with our platform, and believe our existing relationships with such providers are critical to our ability to execute our business strategy.

Product Differentiation

Rally's primary competitive advantage is its technology itself, which we believe to be unique and industry-leading. The software developed underlies our business model, without which Rally could not operate at its scale and efficiency.

Traditional bus operators, such as Greyhound, rely on the ownership of their assets as their competitive advantage. Founded in 1914, Greyhound's business model has not changed much in the past century. They have used their market dominance in various ways over the years, including buying out major competitors and creating barriers to entry with a real estate portfolio of bus stations in city centers.

However, we believe this asset-heavy approach has now become a liability when compared to the asset- lite business models of modern managed marketplaces like Rally's. With the advent of the smartphone and the maturity of the "Internet of Things," Rally's technology proves that there are much greater efficiencies in connectivity via software than the consolidation of depreciating vehicle fleets.

Purpose-built Applications for Stakeholders

Each stakeholder on our multifaceted marketplace has a unique role in our software. Specific features have been developed for each type of user. Riders are our customers and the stakeholder that most utilizes Rally technology. Riders use our web and mobile applications to access available trips, select pick-up & drop-off locations, schedule trips in advance, and to book rides. Once booked, riders utilize our applications to change their bookings using self-service features. Additionally, riders can use the application to track their vehicle in real time and interact with customer service on the day-of their trip.

Drivers use our mobile application to access upcoming and past trips, board riders, access training modules, and contact Rally operations support. The software seeks to gamify the daily tasks and may provide kudos, awards, and badges to drivers based on usage. This encourages compliance and incentivizes performance from drivers, who have access to their performance ratings and reviews by riders. Rally also enables riders to pay tips directly to drivers, which further incentivizes drivers to go above and beyond. The aggregate gratuities of 50 or more riders from a single trip may result in drivers' total compensation increasing by a considerable percentage over their standard wages.


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driver
Good
afternoon,
Larry
1 upcoming trip
Newfield Hamlet, NY
Boarding
Atlantic Avenue and Essex St

Figure 4: Representative screenshots of Rally's driver application

Demand Identification and Prediction

Transportation demand exists between any two given cities. Rally has developed proprietary software to identify and predict this regional transportation demand. We do so by analyzing data from numerous sources. This may include publicly available datasets from various departments of transportation as well as proprietary data generated from our many applications, some of which are mentioned herein. Other data sources may include publicly available transportation data from non-governmental sources and purchased location-based data. These various sources help determine whether one of our service offerings could be productive for a region, and if so, how long it would take to achieve profitability.

Route Creation and Optimization

Our demand identification and predictive modeling sequences multiple stops together to create routes. These routes are constantly analyzed and optimized by our software to make recommendations on how many buses to run, at what price point, and when they should arrive & depart.

Routes may be created with one particular sequence of stops, but dynamic routing means that we change the stops depending on the demand of any given day. Traditional operators run fixed routes continuously, making the same stops regularly without consideration of changing demand patterns, or at least changing them less

frequently than Rally. Because of our technology, our customers may have a better experience as we do not stop at locations unnecessarily. This approach lends itself well to creating more profitable bus trips by ensuring maximum utilization of the vehicle.

Pricing

Our pricing model is algorithmic and optimized for early adoption to reach profitability quickly. Many variables are considered when pricing a trip. These variables may include the date of the booking of the trip, the booking date in relation to the trip date, how full the vehicle is at the time of booking, customer loyalty, and supply side availability. Pricing is optimized for yield management.

Through the first nine months of 2022, the average price of a ride was approximately $40 with the average transaction being for 1.3 riders. The average ride cost is dependent on the region, the length of the trip, and the amount of demand for the route. We have continually increased prices throughout our history as we push on what the market will bear for better services. We maintain the ability to control our pricing algorithm inputs with cost multipliers based on city, venue, and/or event. We utilize this generally increasing price to reward early adopters as well as motivate the price conscious.

Our Supply — the Bus Industry

State of the Bus Industry

Pursuant to a July 2020 Washington Post article, the U.S. private bus industry executes almost 600 million rides annually, which is about 86% of the U.S. airline passenger volume. The industry is generally divided into charters and scheduled services, which correspond to Rally Events and Lines, respectively. The total rides are split roughly equally, with smaller operators servicing charters, while larger operators dominating scheduled services.

According to recent motorcoach censuses performed by the American Bus Association, there are thousands of private bus companies in the U.S. alone. Greyhound's website notes that Greyhound is the largest, owning 1,700 coach buses. Yet, this is a small percentage of the total number of buses available according to industry census figures, with each company owning approximately sixteen (16) buses. These smaller operators are often family-run multigenerational businesses who are pillars of their community, striving to serve the needs of their customers. Using a B2B sales model, these operators charter their buses on a wholesale basis to regular customers like schools, businesses, religious institutions, and other pre-formed groups of people that require transportation sporadically. But they have been unable to grow their customer base and maximize the utilization of their buses. Rally's ability to use technology to pool individual riders to a common destination creates new demand for bus operators. We meet the changing expectations of modern mobility users without individual bus operators having to invest further to create these innovative offerings.

Rally's Relationships with Bus Operators

Rally's managed marketplace model works with bus operators on their own terms. Operators charter their buses wholesale to Rally as a customer within their existing B2B sales model. Working with their standard contracts, they are vendors that service the bus trips that Rally creates.

However, for a bus operator vendor to work with Rally, they are required to meet the minimum requirements of the marketplace. This includes a Rally-defined SLA that sets minimum standards across a variety of aspects, including the quality and amenities of the buses, technology utilization, and other standards. Our exact SLA is itself a trade secret which we improve upon through regular iterations.

Historically, once Rally has established itself in a specific market with some regularity on trips, it may choose to engage a bus operator on a contract of Rally's creation. This provides Rally with additional rights and privileges to the bus inventory of the operator. From the operator's perspective, they are provided greater

confidence in a minimum demand for their product, allowing them to make asset allocation decisions strategically. Our contracts also raise the switching costs and build barriers to entry for Rally against competitors who may seek access to operator assets.

Branding the buses under the Rally or OurBus moniker is one of the most important aspects of a deeper relationship with the operator. This becomes a requirement for operators who seek more business from Rally's marketplace. For Rally, this means that we have a significant marketing asset that gets daily out-of-home impressions in the very markets in which we offer our services. These buses are 50-foot, 4-sided, moving billboards that are highly visible. They are seen both in the towns they service as well as on the highways they utilize.

Selection Criteria

To participate in Rally's marketplace an operator must meet predetermined criteria. This includes minimum ratings on the Federal Motor Carrier Safety Administration's ("**FMCSA**") systems of record. Each operator must be registered with this agency, their vehicles inspected, and their service records reported regularly. This layer of regulation provides Rally a minimum quality standard within the industry. By working with operators that are better rated, we ensure a competitive advantage against those businesses that may choose to sacrifice maintenance for short-term profits.

In addition to this regulator-provided data, Rally collects data on each operator on the platform. This includes tracking of the vehicle, driving patterns of the drivers, and feedback from customers who ride the operators' buses. This and other data are inputs into quality rating systems that assess operators' suitability for a Rally trip.

The number one factor in Rally's selection is safety. All operators' safety records are recorded by the FMCSA and Rally has Application Program Interface ("**API**") integrations with the FMCSA, ensuring that any issues or problems are identified and acted upon quickly. Safety is continuously monitored and tested by the operators themselves who are required to have their drivers pass minimum certifications. Furthermore, Rally's driver and bus apps have the ability to further monitor driving behavior.

Independence via Fragmentation

Rally remains independent from its operators, choosing not to rely on any single bus company in any given market. This strategy relies on the fragmented market dynamics of the bus industry, where the typical operator owns approximately ten buses. We start this process by allowing operators in an area to bid on a particular Rally trip. After an initial selection of an operator based on the criteria discussed herein, we continue to maintain a competitive environment between operators on the marketplace through a combination of incentives and deterrents.

Both a Mature and Growth Industry

Much of the industry's growth over the past decade can be attributed to curbside pickup gaining traction. Originally started by ethnically focused entrepreneurs, aka "Chinatown Buses," these innovators chose to offer service directly from within their communities rather than fight with the legacy incumbents for access to bus stations. Since then, other companies have entered the market by embracing the curbside pickup model. Megabus, owned by Stagecoach and operated in the U.S. by Coach USA, and BoltBus, owned and operated by Greyhound and Peter Pan, are among the top participants in this sector. It is worth noting that Greyhound recently ceased operations under its subsidiary brand of BoltBus due to various factors.

With curbside pickup garnering favor and the quality of buses increasing, the general perception of buses has been trending positively according to a July 2020 study out of Norway focused on hybrid electric buses and published in *Travel Behaviour and Society* entitled "Young people's perceived service quality and environmental performance of hybrid electric bus service." The results of a 2015 study of riders in China titled "Impact of perceptions of bus service performance on mode choice preference" from the journal *Advances in Mechanical*

Engineering show that perceptions of the reliability and comfort of bus services have a more significant impact on passengers' mode choice preference than perceptions of availability and safety do. This implies that improving bus service reliability and comfort can increase bus ridership. Rally is furthering this newfound appreciation of the mode of travel. Rather than an intercity fixed route model, Rally's algorithms create routes that are better matched to demand. In other words, we are a privatized mass transportation network that is demand responsive.

Rally is building our technology to marry these market trends with the mature and local charter bus industry. Thousands of small bus companies located around the country have been in business for decades with intimate knowledge of their respective regions. We believe professional bus drivers provide for the safest form of ground transportation. We currently utilize these companies as vendors for fulfillment. Further, many of these vendor bus companies are Rally equity holders. We have demonstrated our ability to capitalize on these relationships in order to generate additional revenue streams by offering technology solutions to an industry that is behind the technology adoption curve.

A May 2022 article by The American Bus Association Foundation entitled *ABA Foundation Motorcoach Sales Report Shows Huge Drop in Sales Because of COVID-19*, found that the private commercial bus industry is the most cost-effective mode of publicly-available transportation in the United States. The motorcoach industry takes travelers on hundreds of millions of passenger trips a year, according to a 2008 study by Nathan Associates Inc., and does so with practically no federal subsidy.

Traditional Bus Businesses

Bus companies own and operate buses. They can generally be categorized by the number of buses they operate. Operators who have fewer buses generally service private charters, while larger operators dominate scheduled intercity services. There are only approximately 30 bus companies operating more than 100 buses in the U.S. The vast majority of these operators own fewer than 25 buses. It is this small-to-medium enterprise ("**SME**") bus company that Rally primarily works with.

The typical local SME bus company's customer is a preformed group. They primarily charter their buses using inbound B2B sales. They charter their buses wholesale to these institutional clients that have groups of people and singularly planned transportation needs. They do so on an ad hoc basis for weddings and corporate events, or on a long-term contractual basis with sports teams and educational institutions. Rally is another institutional customer to these companies, albeit a unique one, and may often become the largest customer for many of our operators.

Regulated Industry

The operators own the primary asset: the bus. A new motorcoach costs approximately $500,000 and is a significant investment. This asset is heavily regulated by the government on multiple levels in all markets. In the U.S., the FMCSA oversees the industry at the federal level, while the states oversee additional requirements as set forth by their local Departments of Transportation. These regulatory costs are carried by the operator and consequently ensure a government-mandated standard and quality of product and service for our platform.

These bus companies also employ the drivers and train them to drive buses. These drivers require commercial driver's licenses and specialized training. They are certified regularly, and the operators provide for their recruitment, retainment, and benefits.

Vehicles and Drivers

Rally primarily utilizes the vehicles of the existing private bus industry. These vehicles are sometimes called "motorcoaches" and are made by a number of manufacturers. They are made to maximize transportation capacity with seating configurations that can seat 60 on a full-sized bus. The vehicles also have ample storage for passengers' belongings both in overhead racks as well as cavernous storage under the passenger compartment.

Variant vehicles have been used and include double-decker motorcoaches with seating capacities of 100 people. On the other end of the spectrum, Rally has utilized 15 passenger vans, 20-30 passenger minibuses, and 40 passenger minicoaches.

Our Competitive Advantage

Rally's unique business model represents a competitive advantage. We represent an intervention for the bus industry, proving how it can be digitized to improve connectivity, ease of use, and reliability; all merits to support the transition to a more sustainable mobility paradigm. We believe we are the market leader as a digital-first, asset-lite regional transportation provider, and we seek to maintain this dominant position through continued innovation.

Why the World Needs Rally

Rally's services address an enduring need for better middle-mile transportation, while at the same time building on the trends of the trip economy.

Riders benefit from Rally's services for intercity transportation, whether it be for everyday intercity travel, or event-specific on-demand transport. Not having to drive oneself saves time while reducing the stresses of operating a personal vehicle. Taxis offer those benefits but are only reasonable for short trips, whereas Rally provides cost-effective ways to achieve similar benefits at longer distances.

Bus operators have invested in fixed assets that are almost always underutilized. They appreciate Rally's services for creating additional demand for their vehicles. Their drivers also benefit from additional work and the extra gratuities that our applications encourage.

More holistically, society is benefitted by Rally's services to meet our environmental commitments to the planet and successive generations. Should individual car ownership and personal mobility continue unabated at the similar levels we have seen for the past century, we will not be able to meet those commitments.

Competitive Landscape

Rally's primary competition is the car-ownership-based culture that dominates in the United States. Simply put, consumers avoid forming new habits and have preference for ease over difficulty and complexity. In addition, owned vehicles include sunk costs, as they have already been purchased. Given these factors, there is a cognitive bias towards the status quo, which avoids considering new options over more familiar solutions. As we are still early in the growth of our company, we have relied on those consumers that have a psychographic profile of stronger affinity to trying new things, also known as "innovators" and "early adopters", as named in the technology adoption lifecycle.

As we grow to offer our services to the majority of consumers, we will face more direct competition from existing mobility providers. Legacy incumbents such as Greyhound (acquired by FlixBus), Peter Pan, and other large bus operators are currently the most direct potential competitors, but only in the markets in which we both offer services. However, Rally has often chosen to service the overlooked markets where these companies did not have sufficient assets to deploy, or had simply abandoned in favor of higher-volume regions. By concentrating our services on these underserved markets, we have built a unique and valuable transportation network.

Established first/last mile ridehailing companies concentrate on first and last mile transportation challenges. Should they seek to expand into new modalities, they may have an advantage over Rally due to their large demand side customer base. But with Rally's deep integration with our suppliers, we believe it will be more cost effective for these companies to partner with Rally to achieve scale quickly. Uber and Lyft have shown a preference for partnerships and acquisitions when entering new modalities, as they did with scooters and bikes. With Rally's growing presence and market share, we believe that we will be complementary rather than competitive to these companies' offerings, as it will be easier to work with us rather than compete.

Network Viability

Transportation infrastructure benefits from network effects: the value of the network grows as its size increases. Each new Rally Point we add to our network of stops increases our enterprise value. While we know this as an inherent rule of networks, we are working to quantify this value and report it as one of our investor metrics.

Experiential Travel

Consumers' experiential spending is trending upward according to data from the NPD Group presented in a March 2022 article. Rally's Event services exemplify and facilitate this trend, which we believe is an enduring one.

Rally Events service offers a social experience. We start online with innovative rider aggregation through social media. The experience then moves offline with the bus trip itself. Our services bring together like- minded individuals to meet each other and extend their event experience through the travel time. What once was a burdensome task of necessity that involved directions, gas, traffic, and parking, now is simplified with an easy reservation at a familiar local stop. Boarding luxury motorcoaches with full A/V entertainment as well as restroom facilities replaces the stressful portion of the day with an enjoyable experience.

Decentralized Workforce

A significant portion of Rally's team resides in India. These are direct employees of our local subsidiary, not outsourced agency labor. This fact is substantial to Rally's business model in that it keeps operational costs lower than its competitors who utilize more expensive labor in the U.S. Rally's software was purpose-built with this globally distributed talent in mind, utilizing the most cost-effective resources available to do the job, irrespective of where Rally offers its services to customers.

Rally's back office and administrative operations are based in India to support the U.S. service offerings. Operations include a rider-facing customer service department. This distributed team works on a ticketing system and answers customer questions on multiple channels, including text, email, voice, chat, and many social media platforms. Interactive voice response systems answer calls through an automated system and chatbots answer real time queries from our site and apps. Most of the customer requests can be handled through self-service features or through these automated systems, each of which are a competitive differentiator by providing fast times to resolutions. Still, our personnel are also there to handle escalated customer needs and are appreciated by our riders.

Similarly, Rally's bus operations department handles relationships with bus operators and their drivers. While a much smaller number of users exist on the supply side of the marketplace as compared to the demand, the operators and drivers are participants and their queries and concerns are no less important. We have built complementary systems to meet the needs of this user base and are constantly improving the intelligence of these systems.

Platform Solutions for Industry via Software as a Service (SaaS)

Rally software is also offered to the motorcoach industry directly on a licensing and/or subscription basis, as described in the section titled "— *Platform — SaaS for the Bus Industry*." By establishing working partnerships with charter companies, we intend to vertically integrate with an industry that is behind the technology adoption curve of adjacent transportation sectors.

We have begun to vertically integrate with the charter bus industry by offering purpose-built software to run their businesses. The software that the Company uses internally has been repurposed and sold in a SaaS model directly to charter bus operators. The industry is slow on technological adoption and will benefit greatly from better resource planning and automation. Existing software for the bus industry is dated, with the leading

provider, Distinctive Systems, operating for 40 years. Current technologies are generally built on antiquated principles such as on-premise installation and closed architectures. We believe our modern, open software architecture, and cloud-based solutions, combined with a unique position as a revenue producer, will be seen positively during the scaling of this offering.

We have also created what we believe to be the most complete database of operators within the U.S. by compiling data from various sources. Along with the basic contact and demographic information on each operator, we have built a valuable set of metadata on them that lends itself to a reputation score that is used during the fulfillment selection process. Each company also has the ability to log into our operator portal and update its own information, enter their responses for existing requests for quotes, and bid on other prospective trips in their area. By viewing the trips that are not yet confirmed, they are incentivized to offer Rally a discounted charter rate. By doing so, operators are able to change the unit economics of a Rally trip, creating additional market opportunities while they get their unused equipment on the road.

With all these operators working within our platform, it was a natural step to have them interact with each other. Finding that most regional companies are friendly competitors, this framework has been extended to network together the charter bus industry. A common occurrence is for one operator to subcontract another when they do not have a sufficient number of buses to fulfill a request. This subcontracting process will be streamlined and monetized via the Rally platform.

We also actively seek local partners to extend our reach. Existing trip planners have been successfully creating custom trips on our platform for years. They have established local businesses with dedicated customer bases on our platform. The platform enables entrepreneurs to build their businesses by concentrating on building demand, while Rally operations handle the logistics of fulfillment. We empower trip planners by reducing costs through productivity tools and improving product quality to the levels that the savvy online consumer expects.

Public-Private Partnerships

The size of the regular and sporadic intercity transportation market is tremendous. However, we also see additional opportunities to leverage its network of resources and logistical capabilities into new areas of business.

Our first partnership with a public transportation authority is with the LA Metro of Los Angeles, CA. They cross-promote our services to extend the range of their network. We have aligned many of our Rally Points to their station locations, providing our mutual customers with multimodal transportation options to reach their ultimate destinations.

Commuter services represent the highest repetition in travel. We have deliberately stayed away from this use-case in the United States so as to avoid competing against subsidized government offerings. But this may be revisited as our public-private partnerships develop, especially in other geographies where the conditions are more favorable.

As mobility and regulations continue to evolve, we will seek out and seize opportunities in public-private partnerships that may apply to our business model and technology innovations to other transit use-cases such as commutes.

Sales & Marketing

Rally intends to accelerate the rate of adoption in existing markets while stimulating new adoption in expansion markets. We have gained valuable insights on the demographic and psychographic profiles of our customers from our operational success thus far. These insights will inform hypotheses and directions for the further refinement of our brand, identity materials, message strategy, and the marketing tactics we will utilize to reach present and future audiences.

We believe a customer is more likely to share their discovery of Rally with their social networks because of the crowd-powered nature of our services. Social media sites such as Facebook and Twitter act as an additional

communication medium between Rally and its riders. Traditional phone and email support is available, but the aggregation model lends itself well to the discussion and customer acquisition occurring in an open forum. Community members benefit from meeting fellow riders before their trips and by sharing questions which are answered openly and are available readily. Participating in discussions through Twitter and other such forums allows us to reach qualified potential riders cost effectively.

A service such as Kickstarter is synonymous with crowdfunding and users are witnesses to the power of aggregation. Each bus rideshare trip is a mini campaign that requires event-goer participation to fund the costs of the trip which encourages referrals, and Rally riders get the fulfillment of knowing they made the trip happen

Our sales & marketing strategy includes partnering with local stakeholders who are interested in better mobility options for their communities. Some of these partners may include municipalities that are looking to provide better access to their citizens. Others may include venues that believe accessibility is an important component of maximizing their event attendance. There are many potential partners who mutually benefit from our services.

Demographics Served

Transportation is one of the few services that cuts across all demographics. Furthermore, as evidenced by, for example, our customer testimonials and increase in Events business revenue, Rally has shown that the demographics of mass mobility can be expanded to include those that were not traditionally consumers of shared services on buses.

Buses are often the most cost-effective intercity transportation and so will always appeal to economically conscious consumers. The OurBus business builds on the basics of bus transportation by significantly improving the user experience over legacy incumbents, as can be demonstrated by their industry-leading consumer ratings on TrustPilot, an independent rater of such services. By utilizing technology to improve the experience of booking, payments and onboard travel, we are able to expand the demographics that consider buses as a viable option.

Rally's event-focused model expands on this further by offering services to events of all kinds, including concerts, festivals and sporting events. These events are often ticketed and require significant disposable income to attend. These event-goers are already spending on transportation to venues, usually on cars; gas, tolls, and parking make up most of this spend. Rally seeks to convert personal vehicle spend to shared transportation by offering a better mobility experience. The underlying promise to extend the event experience resonates with the event-goer who is seeking just that. These passionate communities are not your typical bus riders, but rather, they are modern mobility consumers who choose the best mode of transportation for the use-case at hand.

Community-driven Success

We have grown in large part because thousands of riders have given positive reviews, encouraging others to consider and use our services. Therefore, our marketing plan is to scale proven ways to support and encourage this approach.

Our services require community involvement to be successful. If riders do not choose to participate by sharing our services, Event trips may not happen or Lines schedules may be discontinued. We speak to our customers about this openly, encouraging them to share the responsibility with us to create better mobility options. Each potential rider uses their personal networks to spread the word. Some do so because they want to travel with their friends, others do so because they know how important green transportation is to their communities. Whatever the reason, we incentivize riders to share by providing them discounts, credits, and other incentives.

We have also developed a regional strategy to recruit marketing "ambassadors" — influencers with large social networks, people with many friends, professional connections, and followers within the region. These ambassadors are semi-professionals whose reach is significantly larger than the typical customer. We incentivize these influencers with performance marketing bounties on the trips and rides they originate.

Search Engine Optimization (SEO)

Our SEO strategy has ensured that riders are able to find their Rally trips just by searching for a “bus to…” almost any city pair, event, or venue that we service. Therefore, our marketing plan is to protect and capitalize upon this competitive advantage.

Some search examples include “bus from nyc to Ithaca”. Google results may show advertisers competing for the search term, but OurBus most often ranks amongst the top organic results.

Similarly, a Google search for “bus to super bowl” will show Rally’s event page as the top result. The efficacy of these rankings has been proven for Rally by having transported thousands of riders to multiple Super Bowls over many years through these directly attributable organic acquisitions.

Ranking highly on search engines such as Google requires high quality, relevant results. And as the number one factor in search engine ranking is inbound links, it is a significant indicator that our sharing strategy is working well. Furthermore, by creating and optimizing for content that is helpful to users, we further improve our ranking. These placements are difficult to replicate and displace as the seniority of pages is another factor in search engine ranking algorithms, making our SEO strategy a significant competitive advantage.

B2B2C Partnerships

Partnering with communities produces results for Rally. This includes working with event-stakeholders for our Events services, or municipalities and institutions for our Lines services. And since both services are offered in many of our markets, working with one type of organization lends itself well to creating parallel partnerships with others.

Rally has partnered with many different types of community organizations to promote its services. We have found that our most effective promoters are event stakeholders, as they are able to target known event participants at very little additional cost. These organizations are often happy to promote our services at no cost because we solve their logistics problems. While others sell access to their consumers who we convert to riders, they often provide Rally performance marketing agreements at discounted rates.

There are many examples of these organizations that can be broadly classified into two tactical categories: bottom-up and top-down.

Utilizing the bottom-up tactic, Rally works with small organizations that represent the riders themselves. These include communities organized around passions: fan clubs, alumni groups and others. These groups offer us their marketing channels to convert their members into Rally riders, including, email lists, social media posts and speaking engagements at their get togethers. Additionally, brick and mortar locations such as bars, restaurants and hotels all exist around event venues. They are stakeholders that already benefit from the business of events, often serving as congregation points around the events. Rally partners with these locations by setting up Rally Points (bus stops) at their locations, which provides valuable foot traffic before and after an event. They promote our services by distributing our marketing collateral to their patrons. Similarly, we partner with physical locations near existing Lines bus stops. Stores like coffee shops and other informal community gathering places exchange promotional offers with Rally, where we offer each of our respective customers discounted services, which helps raise awareness in the community.

Top-down tactics mean partnering with larger organizations such as municipalities, event producers, and venues. These organizations are well-organized and require business development efforts which Rally has proven to be successful. Some examples of this include working with the Buffalo Bills and Los Angeles Rams to promote shared fan transportation to their games. In both of these cases, the organization used its significant marketing reach to inform their customers about Rally services. Emails, social media posts, and other digital channels resulted in direct traffic to Rally’s web and mobile apps. From there, we proved that we are able to acquire customers by converting their transportation spend from private to shared modes. Feedback from riders available on our web properties demonstrably proves our hypothesis that people will pay for a better experience.

Ideally, we have bottom-up and top-down tactics performing simultaneously in any given market for maximum effectiveness. Our data shows that this strategy improves conversion rates better than either tactic individually, and we intend to replicate it. We can further scale this approach to a national level by working with state governments and sports leagues, not just regional organizations.

Business Development

Business development has been at the core of the Company's growth. Our principal team members are actively working to expand our partnerships. We seek to expand by hiring a team of local business development specialists. Incentivizing these hires with performance-based commissions and bonuses, the Company intends to scale its network of associates to continually expand its reach.

Promotion is best done for Rally by the community organizers as they are able to reach their communities in an organic way. We have created a replicable and scalable plan to recruit, train, and incentivize these organizers as business development associates for Rally. These organizers help Rally grow through a combination of partnership creation and by working with our marketing team to deploy assets to match their efforts.

Furthermore, our business development efforts may concentrate on partnering with venues. By enabling venues to add Rally Events services to their accessibility options in a self-service fashion, they will be empowered to customize the offering in the ways they know work best for their customers. Partners will login to a customized web portal that will allow them to monitor their progress and make adjustments as necessary.

Markets Served

Rally primarily operates in the United States, with the vast majority of its revenues derived from trips that begin or end there.

The company also operates in a number of international markets, choosing to expand opportunistically. The first such market was Canada, whose charter bus market shares many of the same characteristics as the United States. We have run both cross-border trips as well as trips that begin and end within Canada.

Separately, Rally has expanded to Brazil by working with Grupo Aguia Branca ("**GAB**"), one of the largest transportation companies in the country. GAB operates the business as "Squad" in the local market. This represents the largest use-case of Rally's Platform business yet. The agreement is a SaaS license providing GAB use of Rally's software in its entirety for an initial term of 5 years with an additional 5 year renewal term. This license provides them the rights to operate Rally's services within the country.

Rally has a direct expansion launched in Germany as the first step towards a larger European market expansion. The country was chosen as Rally received financial support from EvoBus GmbH, a wholly owned subsidiary of Daimler Truck AG. EvoBus is interested in bringing the benefits of the Rally business model to its home country. We mutually believe that this will be beneficial to EvoBus's customers, which is exemplified through our relationship with a local bus operator, Autobus Oberbayern, who is an equity investor and local operating partner.

We have plans to expand into several other international markets in the coming years, but all projections assume historically similar proportions of revenue originating from the United States.

Our History

The Events business was conceived by Numaan Akram to help support a political rally for a cause that he cared about. As any event is judged by the number of attendees, Mr. Akram sought to maximize participation. But he soon realized the expense of chartering buses and the risk of procuring supply without demand. Rather than incur this risk, Mr. Akram wrote an app through which rides were sold on potential bus trips and began marketing it to the community. Individual riders began purchasing tentative rides and spreading the word on social media to their friends. The app quickly went "viral." Thereafter Numaan Akram met Siheun Song, a creative who became a cofounder. They then incubated the company at Yale University where Siheun was a graduate student. The company received its first outside funding from the Yale Innovation Fund and raised a round of capital from

angel investors. They went on to raise multiple subsequent rounds of venture capital. This included support from strategic investors such as Techstars, 43North, Elemental Excelerator, and Daimler Trucks & Buses.

Narinder Singh founded the Lines business in 2016 under the "OurBus" brand after a long career in the logistics business. Born into a multi-generational family of transportation entrepreneurs, Mr. Singh worked in many related sectors beginning as a teenager. His first personal success was converting his family's asset-heavy shipping company into a 3PL asset-lite logistics company. OurBus represents the culmination of Narinder's decades of experience in transportation. The founding vision was always to make the best bus experience for riders and is still incorporated into our values today.

Narinder recruited Axel Hellman, a master transportation planner, as his cofounder for OurBus. Together, they set out to build the business after raising capital from angel investors. The pair immediately set out to define the parameters of how to predict bus demand between cities, creating rules that they refined along the way, and which would ultimately become the specifications of our current predictive algorithms. Mr. Singh and Mr. Hellman then scaled the business very cost-effectively by building a team in India, where Mr. Singh has deep roots. Whereas other U.S. companies were outsourcing to consulting agencies, Narinder was able to build a founding team and back office in New Delhi, including some who continue to be employed today.

Key Stakeholders in Our User Network

Rally's marketplace is multifaceted. In the simplest terms, our demand side is riders seeking regional transportation, and on the supply side are bus operators. Yet as we delve deeper into the nuances of the intercity segment of mobility, we can find many other users, some of which are discussed here.

Key Benefits to Riders

Our riders are as diverse and dynamic as the communities we serve. They represent all adult age groups and backgrounds and use Rally to travel to many destinations for many purposes. For our managed marketplace, riders are passengers who seek regional transportation.

Rally was founded to solve the demand side challenges of regional transportation. From inception, we offered something unique to riders, including:

- *Ease.* We created a modern user interface to facilitate the entire rider journey. Our ease of discovery has users finding potential trips quickly and efficiently. Our booking process is simple and encourages brand loyalty. Payment options are varied and increasing regularly.
- *Tracking.* The number one question in the bus industry is: "where's the bus?!" Rally solves this basic question in much the same way that personal rideshare companies did through the usage of smartphones to facilitate transparency between the rider and the vehicle.
- *Options.* Very few options existed for intercity regional transportation or event-based venue transportation. Rally offers solutions to both these use-cases and does so at a national scale.
- *Reliability*. Individual operators work with their own fleets, whereas Rally has networked together the fleets of the many fragmented operators within the industry. Though this is usually not visible to the rider, when an operator has an issue with their bus that prevents them from servicing our trip, we are quickly able to swap in a vehicle from another operator.

Key Benefits to Operators

The operators on our platform are often long-standing community businesses. They are entrepreneurs that service their local institutions, such as companies seeking transportation for their employees, and churches moving their congregants. The vast majority of these operators own fewer than 25 buses.

We rely on a network of bus operators to fulfill the demand we create by aggregating our riders. Without their stewardship of their high-capacity vehicles, we would not be able to meet our obligations to our customers. As such, we ensure that we create a mutually beneficial relationship with these bus operators, offering them the following benefits:

- *Utilization.* Rally creates new demand for charter bus operators that they never would have been able to capture otherwise. As a managed marketplace, the creation of demand is a key differentiating factor for Rally versus online travel agencies and traditional broker business. Rally is not disintermediating the relationships between operators and their existing customers, we are viewed as a true value-add.
- *Revenue*. Utilization is inherently tied to revenue as Rally charters buses from operators. But we have shown how we can generate further revenue through network effects.
- *Consistency.* Rally often engages an operator on an ad hoc basis, chartering buses as the demand is created in their territory. Once sufficient demand has been recognized by Rally, we may enter into long-term contracts with the operator. This provides them with long-term predictability of consistent business such that they can plan their resources.



rally
Good morning!
Trips
12
31
10
Historical data
143,967
2521
Revenue
$123,456
8.5
8.8
5.2
10

Figure 5: Conceptual designs of Rally's operator application dashboard

Key Benefits to Municipalities and Institutions

- *Economic opportunities*. Cities are economic engines because they bring people into close proximity, increasing the velocity of interactions and therefore productivity. The strength of a city in creating opportunity is correlated to its level of connectivity, which Rally directly affects through increased mobility options.
- *Quality of life improvements*. In addition to negatively impacting the global climate, the gasses that vehicles emit also harm the quality of air around these vehicles. In a May 2016 report titled "Ambient air pollution: A global assessment of exposure and burden of disease," the World Health Organization attributes approximately 3 million deaths each year solely to ambient air pollution, more than double the number killed in road accidents. According to a May 2022 article by the American Bus Association foundation entitled *ABA Foundation Motorcoach Sales Report Shows Huge Drop in Sales Because of COVID-19*, buses are the "greenest" mode of transportation. Rally can improve the quality of life by reducing air pollution and reducing congestion.
- *Accessibility*. Rally expands access beyond existing public transit solutions which municipalities subsidize to improve equity for their communities. Targeted subsidies for Rally trips can have a similar effect but can be more precise in providing these benefits to the people that need them. Rally's can also work in concert with established transit networks as it has proven.

Key Benefits to Event Stakeholders

- *Accessibility*. Our value proposition to event stakeholders is simple: make it easier for people to get to your

event and more people will come. This benefits the event promoter with additional attendance. They may also choose to enter into (See section entitled *"B2B2C Partnerships"*) performance marketing agreements with us and generate revenue from transportation that they would not have otherwise. There are many stakeholders, however, and each of them benefit. For example, hotels, restaurants, and bars around venues act as Rally points (popup bus stops) which provides them additional foot traffic before and after the particular event.

- *Safety.* Entertainment events often involve alcohol consumption, and damages for driving while intoxicated have become increasingly punitive. Rally provides safe transportation to and from events. Crucially, the bus waits in the parking lot for the return trip. As event stakeholders have learned, even mass transit trains are not able to meet the needs of a venue egress. One example of this was the "mass transit fiasco" which followed the 2014 Super Bowl, as reported in a 2014 USA Today article. Even modern ride hailing services who tout their efficiencies are not able to meet the surge demand and have suggested customers leave the event early to get transportation, according to a 2022 CBS article.
- *Environmental responsibility*. Based on statistics about vehicle usage from the "Personal Transportation Factsheet" created by the University of Michigan's Center for Sustainable Systems, every bus trip Rally creates to an event has the potential to remove up to 30+ personal cars from the road. Events and venues that integrate Rally services within their transportation plans immediately reduce their carbon footprint. We also know that consumers are willing to pay more for sustainability as demand grows for environmentally-friendly alternatives, according to a July 2021 survey conducted by First Insight and Wharton's Baker Retailing Center.


Let's Rally to
venues, teams, artists...
together
Rally Model
Rally creates dynamic bus routes, bringing supply online to meet the demand
DESTINATION
Individuals buy a seat
Networked companies
Unlimited buses
Dynamic routes
Automated planning
Crowdfunded trips

Figure 6: Rally.co website call to action for search, alongside a representative model of the Events service and its benefits

Key Benefits to Creators

Just as user-created content has revolutionized the Internet as part of Web 2.0, we believe that empowering individuals to create and organize bus trips is the mobility equivalent of this trend. Individuals living within communities know their particular local needs best. Rally's software has creator-specific tools and user journeys that allow users to utilize the same strategies that we use for planning our own trips. We believe in decentralizing the decision-making process by bringing it closer to the people in the communities that we serve.

Wedding planners, office managers, best men & maids of honor, team coaches and other similar organizers are repetitive customers of buses who we encourage to work with Rally. We provide these users a modern user experience for planning bus trips for their personal networks. Sometimes they pay for their riders as a single-payer, or they can use Rally to split the cost of the trip across their riders. Rally changes the way these traditional users of buses procure, pay for, and ultimately utilize the bus on the day of their trip.

Tour companies and travel agents who organize trips for tourists book Rally rides on their customers' behalf. They bundle our services alongside their own bespoke offerings which may include tickets for events and sightseeing tours. These organizers are like creators, but they usually seek to profit in an entrepreneurial manner and will markup the prices of Rally transportation by bundling it within their offerings.


Where are we going?
When are we going?
Outbound
Return
What kind of bus will you take?
As low as $32
How will we fund the trip?

Figure 7: Representative screenshots of Rally's rider application

Market Opportunity & Mobility Context

We believe that mass car ownership in the twentieth century brought unprecedented freedom to individuals and spurred significant economic growth. However, in the process, infrastructure became overwhelmingly devoted to cars. Mass car ownership strains our cities and reduces the very freedom that cars once provided.

We believe that we are in the midst of a mobility revolution. Whether taxis, rental cars, or scooters & bikes, we've seen what small changes in technology and business models can do to entire industries. Rally is further increasing mobility options for the modern transportation consumer. Individuals are now empowered to choose the best transportation option when planning their trips, not just default to the car. The Mobility Disruption Framework names this the "trip economy" on their website www.mobilitydisruptionframework.com.

The trip economy has two critical factors: trip pricing and trip unbundling. Understanding these concepts and all the factors feeding into them is important to understand the context within which Rally is operating.

Mass Mobility as a Service (MMaaS)

MaaS is a concept that describes a shift away from personally-owned modes of transportation and towards mobility provided as a service. Rally is pioneering the "mass" variant of the concept. This qualifier describes moving many people simultaneously. Mass MaaS ("**MmaaS**") is needed to address the two major challenges that existing mobility services do not handle well: peak & surge demand as well as middle-distance travel.

The first MMaaS use-case is medium-distance travel that ranges between 40-400 miles. Personal mobility options like cars may work at these distances, but at great expense to the individual in terms of time and vehicle costs, and to the detriment of the environment at large. High-capacity mobility options will always be more efficient than individual mobility, even with alternative fuel sources.

MMaaS also addresses peak and surge demand. Early in the rise of ridehailing companies, such companies promised solutions to these problems through pricing alone. However, according to a 2021 study from the journal *Nature Sustainability* title "Impacts of Transportation Network Companies on Urban Mobility", companies like Uber actually worsened urban congestion caused by peak demand. Similarly, surge demand in particular localities may never be solved by individual cars, even if they are autonomously driven in platoon fashion. This is simply because infrastructure is designed to deal with average throughput, not moments of maximum usage. Buses are designed to address these problems, and we believe Rally is more effectively deploying them to do so.

Transportation is a Massive Market Opportunity

Transportation is a massive market. According to recent data provided by the U.S. Bureau of Labor Statistics, transportation was the second largest household expenditure after housing in 2017, and was almost twice as large

as healthcare and three times as large as entertainment. We believe we are still in the very early phases of capturing this massive opportunity. According to a January 2022 article by *Car Insurance*, about 25% of the entire US population will use ridesharing services at least once a month.

In the United States alone, consumer expenditures on transportation were approximately $1.2 trillion in 2017 according to a 2018 a U.S. Department of Transportation ("**DOT**") study titled "6 Household Spending on Transportation". We believe that Rally will address an increasing portion of this massive market as rider habits continue to evolve and they seek new options. We intend to further extend our offerings to capture more of this opportunity in the future. We also believe that we have a significant incremental opportunity to address transportation spend by businesses and organizations.

In the transportation ecosystem, we believe Rally is the only company with an asset-lite intercity mobility network at scale across the United States. This scale positions us to be a leader in the transportation revolution. Across industries, companies that have established trusted user relationships at scale are able to drive change and create substantial value in the process. We believe this is especially true in transportation. We are focused on continuing to build our marketplace with characteristics that are critical to maintaining competitive strength: supply/demand balance, brand affinity, affordability, reliability, and expertise in building and scaling networks.

Powerful Trends are Enabling Change to the Mass Mobility Industry

The societal and industry changes impacting transportation are catalyzing a complete transformation of the massive transportation market. Rally exists at a time of the maturity of the social web and at the confluence of a number of successful business models and trends. Each of these has been proven in its own right, and Rally has successfully integrated these into a hybrid model with all the benefits.

The concept of delaying action until reaching a threshold has been pioneered online by Groupon and further proven by other such demand aggregation sites. By transparently communicating the tentative nature of the deal, they encourage others to share so that everyone may benefit. This crowdsources promotion and rewards the trend-setters with discounts. Rally's "Events" line empowers riders with this participatory satisfaction. Each rider is incentivized and encouraged to book early and share broadly to reach tipping points that ensure their bus service will run. This community involvement makes trips more reactive to consumer demand and has completely changed the way bus assets are allocated.

Rally Lines also crowdsource routes, stops, and schedules. We solicit ideas and feedback from our riders, drivers, and bus operators, who understand their local markets. These requests and further data for our demand prediction algorithms which we then use to adapt our services to the needs of our customers.

Consumers increasingly value accessibility and experiences over ownership. Across industries, Internet- enabled businesses have delivered value by connecting underutilized supply with consumer demand. In transportation we believe that consumer sentiment is shifting away from car ownership to mass mobility. Further, Boston Consulting Group's 2020 study titled "Solving the Mobility Challenge in Megacities" discovered that consumers want transportation solutions that enable them to multitask, allow them to use their time more productively, and are consistent with their values.

We believe consumers, especially younger ones, are gravitating towards brands that value community engagement and embrace social and environmental responsibility. Pursuant to a 2017 Cone Communications study, 88% of millennials expect companies to produce and communicate the results of corporate responsibility efforts, and 89% of consumers are likely to switch brands to one that is associated with a good cause, given similar price and quality. In addition, millennials constitute the largest demographic group in the United States according to a 2020 article from Pew Research Center, which could further amplify this trend. Rising energy prices and societal conscientiousness of carbon footprints are changing individual behavior in a way that will further encourage efficiency through social action.

As discussed above, according to a 2019 study conducted by the American Bus Association, buses are the greenest mode of transportation. As shown in our graphic representation of this fact, motorcoaches on average

used 575 Btu/pass-mi and produced 43 g/pass-mi of carbon dioxide. On average, motorcoaches use the least amount of energy and produce the lowest carbon dioxide emissions per passenger mile of any of the transportation modes analyzed.



MOTOR COACH
HEAVY RAIL
TROLLEY BUS
VANPOOL
LIGHT RAIL
COMMUTER RAIL
PASSENGER MILES
239.8
190.6
106.6
106.1
92
90.3
ENERGY USED
575
724
1294
1300
1500
1528
CO2 RELEASED
43
127
228
97
264
183
INTERCITY RAIL
TRANSIT BUS
CARPOOL
DOMESTIC AIR TRAVEL
CAR
CAR
PASSENGER MILES
85.2
70.5
55.9
54.8
38.8
27.9
ENERGY USED
1619
1957
2470
2519
3555
4939
CO2 RELEASED
147
136
184
188
265
368

Figure 8: A Rally-designed infographic based on research about the relative cleanliness of various modes of transportation

Every Rally bus trip has the potential to take up to 30+ cars off the road. The number of passenger miles per gallon of fuel is more than 6 times that of the average car. The vehicle footprint of a bus is approximately 1/10th that of the cars needed to move the same amount of people. Moreover, with higher capacity and more fuel-efficient buses on the rise, these numbers will only continue to eclipse the competition. Our service offerings inherently epitomize the Environmental, Social, & Governance ("**ESG**") movement and will continue to benefit from the long-term consumer focus on sustainability.

The number 1 stated policy goal of the DOT is "Green House Gas (GHG) Reduction and Maintenance of Agency Comprehensive GHG Inventory". Encouraging intercity bus travel via motorcoaches could significantly reduce greenhouse gas emissions should the DOT choose to promote such modes of transportation. Rally may seek to promote such policies at all levels of government in the future.

The trends cited here are each individually indicative of change, and when weighed in aggregate, we believe they necessitate increased shared transportation at a mass scale. We seek to capture this predicted increased demand as these markets and ideas propagate.

Trip Economy — Pricing and Unbundling

Trips connect people and places. Individuals are able to navigate a variety of trip options in a world of increasing choice. There isn't always a single "correct" travel solution, but individuals respond to choices. The options available to individuals are a consequence of consumer choices playing out over time. For developed countries, the individual automobile has become a default transportation choice for regional travel. We believe consumers' ability unbundle travel choices and to price individual trips, a core part of the Rally business model, is a driver of what is referred to as the trip economy.

Cars perform well across various use cases: commuting to work, picking up kids, going on a road trip. While not generally designed to meet the specific need of a single use, individual automobiles are flexible and can be used for many tasks. Since people have a wide variety of mobility needs across their lives, cars have become the catch-all answer to transportation for most consumers. But this requires a customer to make a large capital investment into the acquisition of a personal vehicle, creating a fixed cost on a depreciating asset. Leasing also creates fixed monthly costs. In addition, consumers have recurring costs of owning a vehicle such as fuel, repairs and maintenance, insurance and the hidden cost of time spent driving.

When the transportation model shifts from a general vehicle ownership to selling individual trips in the trip

economy (i.e. Lyft, Bird, and Rally), consumer decisions changes dramatically. When options exist, every transportation decision becomes one where many substitutes to the car are readily available. In this scenario, consumers care more about the marginal cost of a particular mode of travel. Crucially this "trip price" includes all the costs of operating the vehicle along with the driver's time.



OWNERSHIP vs TRIP ECONOMY
Cost to consumer:
• Buying vehicle (every - 5 years)
• Insurance (monthly)
• Fuel (intermittent)
• Licensing (annual)
• Tolls & fines (intermittent)
• Parking (intermittent)
• Repairs and maintenance (periodic)
• Roadside assistance (intermittent)
Additional hidden costs:
• Opportunity cost of driving (daily)
• Time wasted congestion (regularly)
Trip price

Figure 9: Mobility Disruption Framework's comparison of personal car ownership costs compared to "trip economy" options, branded to include buses

Changing consumer psychology in the trip economy encourages companies like Rally to optimize on each input they control the cost and benefit provided to the rider and the bus operator to create an attractive offering. For instance:

- *Vehicles*: generating demand for a fleet of privately owned buses whose costs have already been sunk. The fundamental value proposition is to take a bus that is used 50% of the time and increase that utilization to the benefit of the bus owner.
- *Seats*: build on this utilization by increasing the average number of passengers traveling in a vehicle in a given direction thus increasing the utilization of the vehicle (in technical terms, increasing passenger miles traveled while decreasing vehicle miles traveled).
- *Assignment and Routing*: technology optimizes the use of assets so they are effectively allocated and routed to maximize utilization.

Trip pricing rewards the reduction of car utilization in many cases. This shift is primarily tied to business models like Rally's: if consumers can evaluate prices every time they make a trip, rather than once every few years when they buy a car, they may experience market dynamics that encourage the optimal use of vehicles. A key aspect of MaaS is the idea that a trip can be service by a vehicle specialized or "right-sized" for the required journey, and buses can increasingly be part of the right size for certain trips because of innovations like Rally's.

Taxi ridehailing companies leverage smartphones to dispatch a car on demand even if, in many cases, a car is not the best solution. Depending on the circumstances, bicycles, scooters, or buses are a more effective way to complete a particular trip. Especially as road infrastructure capacity reaches maximum utilization and traffic becomes worse, ridesharing in larger vehicles like buses becomes socially and environmentally preferable.

Trips connect people and places. Individuals navigate a variety of trip options in a world of increasing choice. There isn't always a single "correct" solution, but individuals respond to choices. The options available to them are a consequence of those choices playing out over time. A key aspect of MaaS is the idea of a vehicle

specialized or “right-sized” for the required trip, and buses are increasingly part of the right size because of innovations like Rally’s.

Declining Car Ownership

Car ownership has also economically burdened consumers. U.S. households spend more on transportation than on any expenditure other than housing pursuant to the above-referenced 2018 DOT study. Further, the same study states that in the United States alone, consumers spend over $1.2 trillion annually on personal transportation. On a per household basis, the average annual spend on transportation is over $9,500, with the substantial majority spent on car ownership and operation pursuant to a 2019 Business Insider article. Yet, the average car is utilized only five percent of the time and remains parked and unused the other 95% as discussed in a March 2016 Fortune article.

We believe consumers are seeking better ways to travel. They are growing accustomed to the convenience and immediacy of the trip economy — where a person chooses the best mode of transport and expect their experiences to be simpler and more enjoyable. Existing transportation options have failed to meet this shift in consumer demand, creating the opportunity for better solutions.

We believe that the world is shifting away from car ownership to MaaS. Rally benefits from this massive societal change. Many of our riders share with us that Rally has reduced their reliance on cars. As this evolution continues, we believe there is a massive opportunity for us to improve the lives of our riders by connecting them to more affordable and convenient transportation options.

The context in which Rally is growing is transformative compared to the prevailing paradigm: carmakers have never had to consider the systematic utilization of the vehicles they produce. Traditionally, provided their vehicles meet national regulatory standards, automakers interact with their customers at the time they buy or service a vehicle.

As a mobility disruptor, Rally sells trips differently, with efficiency and sustainability as a key part of our business model along with direct accountability to local regulators. This shift not only helps address the rampant inefficiencies of our prevailing transportation system, but it also increases consumer choice and gives more effective tools to regulators for improving societal outcomes.

Autonomous Buses

While Rally is a software and services company working with the existing supply of high-capacity vehicles, we are actively tracking the development of autonomous buses and are working closely with the manufacturers who are developing this technology. We believe that buses will reach commercially viable autonomy before similar features are available on passenger vehicles for the mass market. This is due to the repetitive nature of bus trips that ply the same paths regularly. The software that enables autonomous driving requires sufficient training and because of the predetermined routes that buses use, there are fewer variables to account for.

According to a September 2020 article by Alex Ramon, titled “CTDOT, Partners to Test Autonomous Buses on BRT Service” available at metro-magazine.com, the Connecticut Department of Transportation is introducing the first automated heavy-duty buses in revenue service in North America; the project is planned for 2022 with the buses demonstrating Society of Automotive Engineers J3016 Level 4 autonomous technology. This project exemplifies Rally’s stated premise and we believe there will be many more such services deployed across the United States in the coming years. And as these subsidized public transit services prove the viability of the autonomous bus, the technology will be adapted to private motorcoaches soon thereafter. At which point, Rally’s economics can significantly change and we will be well-positioned to capture that additional value.

Greater Throughput is Needed for Maxed-out Infrastructure

According to Texas A&M’s Urban Mobility Report, over the five-year period from 2012 to 2017, individual

congestion delays increased 15% and associated costs increased 11%, bringing them above $1,000 a year for the average American. On a national level, congestion delays cost America $179 billion and increased by 19% between 2012 and 2017.

Congestion can be partially solved by trip pricing and unbundling. Those policies that reduce throughput (such as traffic at rush hour) should be priced and the things that increase it (like high-capacity buses) should be subsidized. Pricing within the trip economy is the easier part; charging private cars is harder to do dynamically and in a way that is enforceable, transparent to drivers and minimizes unnecessary friction, but improving technology helps. Reprioritizing infrastructure budgets to favor mass mobility incentivizes improving routes. Rally sees itself as demonstrating the viability of this model without the need for subsidies or public intervention, but it may choose to influence public policy to greater effect in the future.

Changing Modes of Transportation to Increase Safety

A 2013 study from the journal Research in Transportation Economics titled "Comparing the Fatality Risks in the United States Transportation Across Modes and Over Time" found that buses are the safest form of ground transportation. Bus travel is a broad category that includes everything from classic yellow school buses and charter motorcoaches to airport shuttles and municipal bus fleets, but altogether they account for only 10 percent of yearly road fatalities. Bus travel is four times safer than passenger rail travel (another one of the safest modes of transportation), and it is a staggering 50 times safer than private car travel. The excellent safety record of buses in recent years stems from increasingly certified and licensed professional drivers, improved roadway infrastructure, advances in bus manufacturing technology, and strict DOT safety standards.

Buses offer the safest form of road travel as measured by any indicator. Further, safety is inherent to the mature industry of local charter operators that have been in business for decades. Each charter operator has local knowledge of their region, professional drivers, and is insured at DOT mandated levels. More conscientious generations are on the ascent and are making informed decisions with their purchasing power. With these tidal changes one can more easily understand the reason behind the bus industry's remarkable resurgence.

Brand

Brand Identity and Position

"Let's get there together" is Rally's tagline. It exemplifies our brand and ethos, equally applicable to all our users.

Our success thus far has proven that there is a widespread demand for the services we provide. We have built a thriving business on the basis of this demand — without historically investing considerable money or organizational resources in brand awareness. We believe that we have reached a stage in our growth where it's beneficial to significantly increase investment in our brand and public relations communication program. We are confident that by doing so we can further accelerate our growth.

Our branding efforts are designed to educate people about Rally in creative and memorable ways, generating awareness among new riders. As detailed, we operate the Rally and Ourbus brands for our Events and Lines services, respectively, each catering to different audiences, customers, and communities. We aspire to integrate these brands into a unified brand architecture. Below are representative examples of our marketing efforts:


STAY ONLINE
rally
Your RIDE HOME from COLLEGE
ourbus
BOOK NOW >
rally
We're still recovering from these
LEGENDARY
MATCHES
ourbus
Atlantic City
Get 10% off w/code ACDRIVER. Check the schedule and book at ourbus.com. Riders over the age of 21 will receive a BONUS PLAY voucher upon arrival in Atlantic City, which can be redeemed at Caesars, Tropicana or Resorts
10% OFF
$20 Free
BONUS PLAY
DON'T DRIVE,
get driven instead
rally
Get $5 off a roundtrip ride to Lost Art Music Fest
Use code: 5LAMF2022

Figure 10: Selected marketing materials with sample messaging reflecting our brands and identity positioning

Message Strategy and Marketing Data

We assess our audience's priorities and develop messages to optimize the riders' attention and needs. And we have learned that every region and community has its own character and profile. The Rally rider in Boston is different from the rider in Birmingham, for example. We investigate the needs and priorities of each of these audience segments and develops targeted messages to encourage new and returning users.

Our robust technology platform powers the millions of rides and connections that we facilitate and provides insights into our consumers that we assess continuously. We will leverage historical data to continuously improve travel experiences for and messaging to our many users. Utilizing machine learning capabilities to predict future behavior based on many years of historical data and use cases, we will employ various levers to balance supply and demand in the marketplace, maintaining strong service levels for riders that focus on each audience's specific needs. We aspire to use a variety of channels to drive adoption of our services. In addition to the marketing channels discussed previously, we aspire to attract new riders via display advertising, affiliate programs, partnerships, radio, video, in-app notifications, audience need-specific promotions.

Our regional messaging strategy is best exemplified in our marketing campaigns for buses. An example of this is provided with a design for a bus that operates on our New York City to Ithaca line. We have connected this bus to its place, which in turn connects it to the communities it services and the members of that community. Rally intends to scale this bus design strategy across its many markets, raising awareness through physical visibility, very cost-effectively.


nyc
ITHACA
ourbus.com

Figure 11: Custom bus wrap graphics designed by Rally for a bus servicing our NYC to Ithaca line

Effects of Covid

In March of 2020 the vast majority of the United States went into various states of lockdown due to the onset of the COVID-19 pandemic. Like other transportation businesses, Rally's operations were materially and adversely impacted. The management had to make some difficult decisions, which it acted on promptly. We decided soon thereafter on our core thesis: mobility is essential. With this certainty, we knew it was only a matter of time before demand returned and that the business must survive until then.

Being an asset-lite company, we didn't face the fixed cost challenges of the legacy bus companies that owned the buses. Being a distributed, remote-first company, the switch to videoconferencing was a non-issue. Rather, we were able to eliminate most of our expenses. This included ride-related marketing spend and new technology development. By choosing not to run buses, we had no operational costs other than maintaining a minimal staff.

The company began offering Lines services by May 2020 and continued to do so throughout the pandemic. We implemented COVID-19-specific safety protocols and changed our SLAs to only work with operators who would implement these additional safety measures and agree to monitor rider compliance. While our Events business took longer to return, we were mobilizing buses to venues by early 2021.

The second wave of the pandemic in early 2021 coincided with the normal seasonal low for regional travel. As we entered the Spring of that year, Rally raised additional capital investment and chose to restart and scale its marketing efforts. With an aggressive strategy we were able to launch new lines that had been abandoned by traditional operators who were more conservative, capturing market share as the demand returned. Growth continued steadily with Rally Lines having a compound monthly growth rate of 19.2% between March and December 2021. In the Fall, Rally also re-entered the events space with a partnership with the Los Angeles Rams, an NFL team that would go on to win the championship that same season, with Rally having moved thousands of fans to their games.

License Agreement

We have entered into a Software License Agreement dated August 5, 2019, with GAB. Under the License Agreement, GAB is required to pay Rally SaaS fees as part of our Platform offering; however, as a result of the COVID-19 pandemic, Rally has deferred collection of these fees and will resume fee collections prior to the end of 2022.

Intellectual Property

Our intellectual property is an integral part of our business strategy and practice. In accordance with industry practice, we protect our proprietary products, technology and competitive advantage through a combination of contractual provisions and trade secrets, copyright and trademark laws in the United States and other jurisdictions where business is conducted.

As of July 15, 2022, our trademark portfolio comprises four trademark registrations or active trademark applications worldwide. Such portfolio includes three U.S. trademark registrations, one non-U.S. trademark registrations.

Government Regulation

We are subject to a wide variety of laws and regulations in the United States and other jurisdictions. These laws, regulations and standards govern issues such as TNCs, ridesharing, worker classification, labor and employment,

anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility, bike and scooter sharing, money transmittal, non-emergency medical transportation, autonomous vehicles and background checks. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies.

The ridesharing industry and our business model are rapidly evolving. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. As we expand our business into new markets or introduce new offerings into existing markets, regulatory bodies or courts may claim that we, drivers or riders, are subject to additional requirements, or that we are prohibited from conducting our business in certain jurisdictions, or that drivers or riders on our platform are prohibited from using our platform, either generally or with respect to certain offerings. Certain jurisdictions and governmental entities, including airports, require us to obtain permits or pay fees to operate our ridesharing offering, and may reject our applications, deny renewals or increase fees.

Additionally, because we receive, use, transmit, disclose and store personally identifiable information and other data relating to drivers and riders on our platform, we are subject to numerous local, municipal, state, federal and international laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN- SPAM Act, CASL, the Telephone Consumer Protection Act of 1991, the HIPAA, Section 5(a) of the Federal Trade Commission Act, and, effective as of January 1, 2020, the CCPA. As the Company expands into additional markets, it will be subject to additional laws and regulations.

See the sections titled "Risk Factors," including the subsections titled "*Risks Related to Regulatory, Legal and Tax Factors Affecting Rally — Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business*," and "*Risks Related to Regulatory, Legal and Tax Factors Affecting Rally — Claims by others that Rally infringed their proprietary technology or other intellectual property rights could harm Rally's business, financial condition and operating results.*"

Litigation

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Depending on the nature of the proceeding, claim, or investigation, we may be subject to settlement awards, monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect Rally's business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of the sole pending matter will not, either individually or in the aggregate, have a material adverse effect on the business, results of operations, cash flows or financial condition.

See the sections titled "*Risk Factors*," including the subsections titled, "*Risks Related to Operational Factors Affecting Rally — Illegal, improper or otherwise inappropriate activity of riders, drivers or other users, whether or not occurring while utilizing Rally's platform, could expose Rally to liability and harm its business, brand,*

financial condition and operating results," and "*Risks Related to Regulatory, Legal and Tax Factors Affecting Rally — Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal information and our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory' penalties and sanctions and to litigation (including class action litigation), which could have a material adverse effect on our reputation and business*."

Insurance

The company maintains general liability insurance in amounts it believes appropriate.

Facilities

We currently maintain our principal executive offices at 79 Madison Avenue, 8th Floor, New York, NY 10016. We also maintain an office at E-3, Rani Jhansi Road, Block E 4, Jhandewalan Extension, Jhandewalan, New Delhi, Delhi, India 110055. We consider our current office space adequate for our current operations. We entered into an office lease agreement with WW 79 Madison Avenue LLC on November 1, 2021. If we require additional space or expand geographically, we may seek additional facilities on commercially reasonable terms at such time. Even before COVID-19 outbreaks, our personnel often worked on a distributed and remote basis. We expect to continue using a hybrid in-person and remote work approach as such for the foreseeable future, subject to COVID-19 developments.

Employees

We currently have 120 full time employees and consultants, primarily software developers, engineers, creatives, marketers and supporting functions like Bus Operations and Customer Experience. The vast majority are based in the US, India, Mexico, and Canada.

Corporate Information

Rally Communitas Corp. was originally incorporated in the State of Delaware on September 22, 2020.
Our principal business address is 79 Madison Avenue, 8th Floor, New York, NY 10016.

Information contained on our websites, including *rally.co* and *www.ourbus.com*, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by prospective investors for the purposes of determining whether to purchase the units offered hereunder.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Specifically, an investment in our Securities involves a high degree of risk. You should carefully consider the following risk factors before making an investment decision. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect our ability to realize the anticipated benefits of the offering, and may have an adverse effect on our business, cash flows, financial condition, and results of operations. We may face additional risks and uncertainties that are not presently known to us that we currently deem immaterial, which may also impair our business or financial condition.

Risks Related to Operational Factors Affecting Rally

Rally's operating history and evolving business make it particularly difficult to evaluate Rally's prospects and the risks and challenges Rally may encounter.

While Rally has primarily focused on mass transit ridesharing services since Rally launched in 2015, Rally's business continues to evolve. Beginning in 2016, Rally has reevaluated and adjusted its pricing methodologies and expanded its business offerings to include MaaS and (in the future) SaaS. While it is difficult to evaluate the prospects and risks of any business, Rally's relatively new and evolving business makes it particularly difficult to assess Rally's prospects and the risks and challenges it may encounter. Risks and challenges Rally has faced or expects to face include its ability to:

- forecast its revenue and budget for and manage expenses;
- attract new riders to use its platform and have existing riders continue to use its platform in a cost-effective manner;
- comply with existing or developing and new or modified laws and regulations applicable to Rally's business and the data it processes, including in jurisdictions where such regulations may still be developing or changing rapidly;
- manage its platform and business assets and expenses in light of the COVID-19 pandemic and related public health measures issued by various jurisdictions, including travel bans, travel restrictions, and shelter-in-place orders, as well as maintain demand for and confidence in the safety of Rally's platform during and following the COVID-19 pandemic;
- plan for and manage expenditures for Rally's current and future offerings, including expenses relating to Rally's growth strategy;
- deploy and ensure utilization of the vehicles operating on Rally's platform;
- anticipate and respond to macroeconomic changes and changes in the markets in which Rally operates;
- maintain and enhance the value of Rally's reputation and brand;
- effectively manage Rally's growth and business operations, including the impacts of the COVID-19 pandemic on Rally's business;
- successfully expand Rally's geographic reach;
- successfully expand Rally's MaaS business and launch Rally's SaaS business;

- hire, integrate and retain talented personnel; and
- successfully develop new platform features and offerings to enhance the experience of riders and corporate customers (as well as schools and municipalities).

If Rally fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, Rally's business, financial condition and operating results could be adversely affected. Further, because Rally has limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on rapid international expansion, any predictions about Rally's future revenue and expenses may not be as accurate as they would be if Rally had a longer operating history or operated in a more predictable market. If Rally's assumptions regarding these risks and uncertainties, which Rally uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, Rally's operating results could differ materially from its expectations and Rally's business, financial condition and operating results could be adversely affected.

The COVID-19 pandemic and related responsive measures have disrupted and negatively impacted, and may in the future disrupt and negatively impact, Rally's business, financial condition, and operating results. Rally cannot predict the extent to which the pandemic and related effects may in the future adversely impact its business, financial condition and operating results, and the execution of Rally's strategic objectives.

In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders, required closures of non-essential businesses and additional restrictions on businesses as part of re-opening plans. These government mandates have had a significant negative impact on the ridesharing industry and many of the travel suppliers on which our business relies, as well as on our workforce, operations and clients. While many existing restrictions have begun to be lifted, there remains uncertainty around the impact of the new variants of COVID-19, if additional restrictions may be initiated, if there will be changes to travel behavior patterns when government restrictions are fully lifted, the continued efficacy of existing vaccines against the new variants and the timing of distribution and administration of vaccines globally.

The ongoing COVID-19 pandemic and related responsive measures have negatively impacted Rally's business, financial condition, and operating results. The pandemic and these related responses continue to evolve and have caused, and may in the future cause, decreased demand for Rally's platform relative to pre- COVID-19 levels and significant volatility and disruption of financial markets.

The COVID-19 pandemic has subjected Rally's business, financial condition, and operating results to several risks, including, but not limited to the following:

- Declines in mobility due to COVID-19, including commuting, local travel, and business travel, have resulted in decreased demand for Rally's platform. Changes in travel trends and behavior arising from COVID-19, including the impact of new variants, may develop or persist over time, which may further contribute to this adverse effect in the future.
- Rally may be required to or choose voluntarily to take additional actions for the health and safety of its workforce and users of its platform, including after the pandemic subsides, whether in response to government orders or based on Rally's determinations. If these measures result in decreased productivity, harm Rally's company culture, adversely affect Rally's ability to timely and accurately report its financial statements or maintain internal controls, or otherwise negatively affect Rally's business, Rally's financial condition, and operating results could be adversely affected.
- Changes in driver behavior during the COVID-19 pandemic have led to reduced levels of driver availability for bus companies relative to rider demand in certain markets. This imbalance fluctuates for various reasons. To the extent that driver availability is limited, our service levels have been and may be in the future indirectly affected through increased prices or additional driver or rider

incentives, which may adversely affect our business, financial condition and results of operation.

The COVID-19 pandemic and the resulting economic conditions and government orders forced many of our bus suppliers to pursue cost reduction measures and seek financing, including government financing and support, in order to reduce financial distress and continue operating, and to curtail drastically their service offerings. The COVID-19 pandemic has resulted, and may continue to result, in the restructuring or bankruptcy of certain of those bus suppliers, and renegotiation of the terms of our agreements with them. In addition, the COVID-19 pandemic resulted in a material decrease in business and consumer spending and an unprecedented decline in transaction volumes in the ridesharing industry. Our financial results and prospects are largely dependent on these transaction volumes.

Our financial results for the years ended December 31, 2021 and 2020 were significantly and negatively impacted, with a material decline in total revenues, net income, and cash flow from operations. Our revenue for the years ended December 31, 2021 and 2020 was $10.68 million and $4.02 million, respectively. Our total revenue decreased by $11.03 million or 73% for the year ended December 31, 2020. Thereafter, our total revenue increased by $6.66 million, or 166%, for the year ended December 31, 2021 compared to $4.02 million for the year ended December 31, 2020. Further, (i) we incurred a net loss of $2.61 million and $1.17 million for the years ended December 31, 2021 and 2020, respectively, and (ii) we had cash outflow from operations of $0.32 million and $1.60 million for the years ended December 31, 2021 and 2020, respectively. The initial downward trend could resurface and continue for an unpredictable period.

Starting as of the fourth quarter of 2020, many COVID-19 vaccines were approved for widespread distribution across the world. Nevertheless, notwithstanding widespread vaccine distribution across the world, new variants of COVID-19, such as the Omicron variants have been identified in the second half of 2021 and early 2022. Accordingly, there remains uncertainty around the path to full economic and travel recovery from the COVID-19 pandemic due to the challenging logistics of distributing the vaccines globally, adoption of vaccines globally, travel restrictions, as well as the unknown impact of the new variants of COVID-19. As a result, we are unable to predict accurately the impact that the COVID-19 pandemic will have on our business going forward. While travel has historically been resilient to macroeconomic events, with the continued spread of COVID-19 and other variants throughout the world, the COVID-19 pandemic and its effects could continue to have an adverse impact on our business, financial condition, results of operations and cash flows for the foreseeable future. Recent trends have shown that the widespread distribution and adoption of effective vaccines, as well as treatments, help encourage a return to travel, but the timing and further extent of those developments remains uncertain, particularly in light of the identification of new variants of COVID-19.

As the severity, magnitude, and duration of the COVID-19 pandemic, the resulting public health responses and its economic consequences remain uncertain and difficult to predict, the pandemic's impact on Rally's business, financial condition and operating results, as well as its impact on Rally's ability to successfully execute its business strategies and initiatives, also remains uncertain and difficult to predict. As the cities in which Rally operates have reopened, the recovery of the economy and Rally's business have fluctuated and varied by geography. Further, the ultimate impact of the COVID-19 pandemic on the riders and other users of Rally's platform, as well as its employees, business, financial condition and operating results depends on many factors that are not within Rally's control, including, but not limited, to: governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transport and modified workplace activities); the impact of the pandemic and actions taken in response thereto on local or regional economies, travel and economic activity; the speed and efficacy of vaccine distribution; the availability of government funding programs; evolving laws and regulations regarding COVID-19, including those related to disclosure and notification; general economic uncertainty in key markets and financial market volatility; volatility in global economic conditions and levels of economic growth; the duration of the pandemic; the extent of any virus mutations or new variants of COVID-19; and the pace of recovery when the COVID-19 pandemic subsides.

Rally experienced significant net losses for the years ended December 31, 2020 and 2021 as a direct result of the COVID-19 pandemic and related responsive measures. This downward trend could resurface and continue for an unpredictable period of time.

As a result of the COVID-19 pandemic, our financial results for the year ended December 31, 2020 and the results for the 2021 fiscal year were significantly and negatively impacted, with a material decline in total revenues, net income and cash flow from operations as compared to 2019. Our revenue for the years ended December 31, 2021 and 2020 was $10.68 million and $4.02 million, respectively, compared to revenue of $15.04 million for the year ended December 31, 2019. Our total revenue decreased by $11.03 million or 73%for the year ended December 31, 2020 compared to $15.04 million for the year ended December 2019. Thereafter, our total revenue increased by $6.66 million, or 166%, for the year ended December 31, 2021 compared to $4.02 million for the year ended December 31, 2020. Further, (i) we incurred a net loss of $2.61 million and $1.17 million for the years ended December 31, 2021 and 2020, respectively, compared to a net loss of $2.5 million for the year ended December 31, 2019, and (ii) we had cash outflow from operations of $0.32 million and $1.60 million for the years ended December 31, 2021 and 2020, respectively, compared to cash outflow from operations of $0.97 million for the year ended December 31, 2019. The initial downward trend could resurface and continue for an unpredictable period of time.

A deterioration of general macroeconomic conditions could materially and adversely affect Rally's business and financial results.

Our business and results of operations are subject to global economic conditions, including any resulting effect on spending by us or riders. A deterioration of general macroeconomic conditions, including slower growth or recession, inflation, changes to fuel and other energy costs or vehicle costs, or decreases in consumer spending power or confidence may harm our results of operations. Economic weakness or uncertainty, and constrained consumer spending have in the past resulted in, and may in the future result in, decreased revenues and earnings. Such factors could make it difficult to accurately forecast revenues and operating results and could negatively affect our ability to make decisions about future investments. In addition, economic instability or uncertainty, and other events beyond our control, such as the COVID-19 pandemic, have, and may continue to, put pressure on economic conditions, which has led, and could lead, to reduced demand for services on our platform or greater operating expenses. For example, inflation has broadly impacted the auto service industry, which has increased our insurance costs. In addition, gas prices have risen significantly and in light of these costs, we have implemented a temporary per ride fuel surcharge in most markets. If general economic conditions deteriorate in the United States or in other markets where we operate, discretionary spending may decline and demand for ridesharing may be reduced. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our revenue.

Increases in fuel, food, labor, energy, and other costs could adversely affect our operating results.

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by drivers and carriers when providing services on our platform. Many of the factors affecting driver and carrier costs are beyond the control of these parties or Rally. A decreased supply of drivers, consumers, or carriers on our platform would decrease our network liquidity, which could harm our business and operating results.

Several cities in which Rally operates and plans to operate in the future have been subject to political and economic instability.

Rally currently conducts most of its business operations in the United States, and its growth strategy is premised on the rapid introduction of its platform into both emerging and developed markets. Several of the cities in which Rally operates or plans to operate its business have previously, and in the future may be, subject to instances of political instability, civil unrest, hostilities, terrorist activities and economic volatility. Any such events may lead to, among other things, declines in rider demand for Rally's platform, whether arising from safety concerns, a

drop in consumer confidence or otherwise, a general deterioration of economic conditions, currency volatility or adverse changes to the political and regulatory environment. Any such developments and any other forms of political or economic instability in Rally's markets may harm Rally's business, financial condition and operating results.

Rally faces competition and could lose market share to competitors, which could adversely affect Rally's business, financial condition and operating results.

Rally believes that its principal competition for ridership is public transportation services. Rally's business model is premised in part on promoting the safety, efficiency and convenience of its offerings to convert public transportation users into riders on Rally's platform. While Rally has previously been successful in attracting and retaining new riders, public transportation is often available at a lower price and with a greater variety of routes than the rides Rally offers. In addition, public transportation operators in Rally's markets may in the future make improvements or implement measures to enhance the safety, efficiency and convenience of their networks. If current and potential riders do not view the advantages of Rally's platform as outweighing the difference in price, or if the successful introduction of such improvements or measures weakens the competitive advantages of Rally's offerings, Rally may be unable to retain existing riders or attract new riders and its business, financial condition and operating results may be adversely affected.

Rally also faces competition from other ridesharing companies and car hire and taxi companies. The ridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. Rally expects competition to increase, both from existing competitors and new entrants in the markets in which Rally operates or plans to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If Rally is unable to anticipate or successfully react to these competitive challenges in a timely manner, Rally's competitive position could weaken, or fail to improve, and Rally could experience a decline in revenue or growth stagnation that could adversely affect Rally's business, financial condition and operating results.

Certain of Rally's current and potential competitors have greater financial, technical, marketing, research and development and other resources, greater name recognition, longer operating histories or a larger global user base than Rally does. Such competitors may be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices in certain markets than Rally does, which could adversely affect Rally's business, financial condition and operating results. These and other factors may allow Rally's competitors to derive greater revenue and profits from their existing user bases, attract and retain riders at lower costs or respond more quickly to new and emerging technologies and trends. Current and potential competitors may also establish cooperative or strategic relationships, or consolidate, amongst themselves or with third parties that may further enhance their resources and offerings.

Rally believes that its ability to compete effectively depends upon many factors both within and beyond Rally's control, including:

- the popularity, utility, ease of use, performance and reliability of Rally's offerings;
- Rally's reputation, including the perceived safety of Rally's platform, and brand strength;
- Rally's pricing models and the prices of its offerings;
- Rally's ability to manage its business and operations during the ongoing COVID-19 pandemic and recovery as well as in response to related governmental, business and individuals' actions that continue to evolve (including restrictions on travel and transport and modified workplace activities);
- Rally's ability to attract and retain riders to use its platform;
- Rally's ability to develop new offerings, including the expansion of its SaaS platform;
- Rally's ability to continue leveraging and enhancing its data analytics capabilities;

- Rally’s ability to establish and maintain relationships with strategic partners and third-party service providers;
- Rally’s ability to deploy and ensure utilization of the vehicles operating on its platform;
- changes mandated by, or that Rally elects to make to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;
- Rally’s ability to attract, retain and motivate talented employees;
- Rally’s ability to raise additional capital as needed; and
- acquisitions or consolidation within Rally’s industry.

If Rally is unable to compete successfully, Rally’s business, financial condition and operating results could be adversely affected.

The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Rally expects or fails to grow as large as Rally expects, Rally’s business, financial condition and operating results could be adversely affected.

Prior to COVID-19, the mass transit ridesharing market was growing rapidly, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all, particularly after the COVID-19 pandemic. Rally’s success will depend to a substantial extent on the willingness of people to widely- adopt mass transit ridesharing. If the public does not perceive Rally’s offerings as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability or for other reasons, then the market for Rally’s offerings may not further develop, may develop more slowly than Rally expects or may not achieve the growth potential Rally expects. Any of the foregoing risks and challenges could adversely affect Rally’s business, financial condition and operating results.

If Rally fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Rally’s business, financial condition and operating results could be harmed.

Rally’s success depends in part on its ability to cost-effectively attract and retain new riders and increase utilization of Rally’s platform by current riders. Riders have a wide variety of options for transportation, including public transportation, taxis and other ridesharing offerings. Rider preferences may also change from time to time with the advent of new mobility technologies, different behaviors and attitudes towards the environment and new urban planning practices (including increased focus on public transportation and public-private partnerships with respect to mobility). To expand its rider base, Rally must appeal to new riders who have historically used other forms of transportation or other ridesharing platforms. Rally believes that its paid marketing initiatives have been critical in promoting awareness of Rally’s brand and offerings, which in turn drives new rider growth and rider utilization. Further, as Rally continues to expand into new geographic areas, it will be relying in part on referrals from existing riders to attract new riders. However, Rally’s brand and ability to build trust with existing and new riders may be adversely affected by complaints and negative publicity about Rally, its offerings, its policies, including its pricing algorithms, or its competitors, even if factually incorrect or based on isolated incidents. Further, if existing and new riders do not perceive the transportation services provided by Rally’s platform to be reliable, safe and affordable, or if Rally fails to offer new and relevant offerings and features on its platform, Rally may not be able to attract or retain riders or to increase their utilization of its platform. Further, government and private business actions in response to the COVID-19 pandemic, such as travel bans, travel restrictions, shelter-in-place orders, increased reliance on work-from-home rather than working in offices, and people and businesses electing to move away from more densely populated cities, have decreased and may in the future decrease utilization of Rally’s platform by riders including longer term.

As Rally continues to expand into new geographic areas, it will be relying in part on referrals from existing riders to attract new riders, and therefore must ensure that its existing riders remain satisfied with its offerings. If Rally

fails to continue to grow its rider base, retain existing riders or increase the overall utilization of its platform by existing riders, Rally's business, financial condition and operating results could be adversely affected.

Rally depends on its key personnel and other highly skilled personnel, and if Rally fails to attract, retain, motivate or integrate its personnel, Rally's business, financial condition and operating results could be adversely affected.

Rally's success depends in part on the continued service of its cofounders, senior management team, key technical employees and other highly skilled personnel and on Rally's ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of its organization. Rally may not be successful in attracting and retaining qualified personnel to fulfill its current or future needs, and actions Rally takes in response to the impact of the COVID-19 pandemic on Rally's business may harm Rally's reputation or impact its ability to recruit qualified personnel in the future. See "*The COVID-19 pandemic and related responsive measures have disrupted and negatively impacted, and may in the future disrupt and negatively impact, Rally's business, financial condition, and operating results. Rally cannot predict the extent to which the pandemic and related effects may in the future adversely impact its business, financial condition and operating results, and the execution of Rally's strategic objectives.*" Rally's competitors may be successful in recruiting and hiring members of Rally's management team or other key employees, and it may be difficult to find suitable replacements on a timely basis, on competitive terms, or at all. If Rally is unable to attract and retain the rideshare Personnel, particularly in critical areas of its business, Rally may not achieve its strategic goals.

Rally faces intense competition for highly skilled personnel. To attract and retain top talent, Rally has had to offer, and Rally believes it will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Rally's equity or equity awards declines or Rally is unable to provide competitive compensation packages, Rally's ability to attract and retain highly qualified personnel may be adversely affected and Rally may experience increased attrition. Rally may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and Rally may never realize returns on these investments. If Rally is unable to effectively manage its hiring needs or successfully integrate new hires, Rally's efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could adversely affect Rally's business, financial condition and operating results

Rally's reputation, brand and the network effects among the riders using Rally's platform are important to its success, and if Rally is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected.

Rally believes that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the riders using Rally's platform (*i.e.,* the advantages that derive from having more riders using Rally's platform) are critical to its ability to attract and retain riders. The successful development of Rally's reputation, brand and network effects will depend on a number of factors, many of which are outside Rally's control. Negative perception of Rally or its platform may harm Rally's reputation, brand and network effects, including as a result of:

- complaints or negative publicity about Rally or drivers or riders on its platform, its offerings or its policies and guidelines, including Rally's practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;
- illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;
- a failure to offer riders competitive pricing and convenient service;
- a failure to provide the range of routes, dynamic routing, and ride types sought by riders;
- actual or perceived inaccuracies in demand prediction and other defects or errors in Rally's

platform;

- concerns by riders about the safety of ridesharing and Rally's platform, including in light of the COVID-19 pandemic;
- actual or perceived disruptions in Rally's platform, site outages, payment disruptions or other incidents that impact the reliability of Rally's offerings;
- failure to protect Rally's customer personal data, or other privacy or data security breaches;
- litigation involving, or investigations by regulators into, Rally's business;
- users' lack of awareness of, or compliance with, Rally's policies;
- Rally's policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with Rally's values or mission or that are not clearly articulated;
- a failure to enforce Rally's policies in a manner that users perceive as effective, fair and transparent;
- a failure to operate Rally's business in a way that is consistent with Rally's stated values and mission;
- inadequate or unsatisfactory user support service experiences;
- illegal or otherwise inappropriate behavior by Rally's management team or other employees or contractors;
- negative responses by riders to new offerings on Rally's platform;
- accidents or other negative incidents involving the use of Rally's platform;
- perception of Rally's treatment of employees or contractors and Rally's response to employee sentiment related to political or social causes or actions of management;
- political or social policies or activities; or
- any of the foregoing with respect to Rally's competitors, to the extent such resulting negative perception affects the public's perception of Rally or its industry as a whole.

If Rally does not successfully maintain and develop its brand, reputation and network effects and successfully differentiate its offerings from the offerings of competitors, Rally's business may not grow, Rally may not be able to compete effectively and it could lose existing riders or fail to attract new riders to use its platform, any of which could adversely affect Rally's business, financial condition and operating results.

Rally's company culture has contributed to its success and if Rally cannot maintain this culture as it grows, its business, financial condition and operating results could be harmed.

Rally believes that its culture, which promotes proactivity, taking ownership and putting riders first has been critical to its success. Rally faces a number of challenges that may affect its ability to sustain its corporate culture, including:

- failure to identify, attract, reward and retain people in leadership positions in Rally's organization who share and further Rally's culture, values and mission;
- Rally's rapid growth strategy, which involves increasing the size and geographic dispersion of Rally's workforce;
- shelter-in-place orders in certain jurisdictions where Rally operates that have required many of Rally's employees to work remotely, as well as return to work arrangements and workplace strategies;
- the inability to achieve adherence to Rally's internal policies and core values, including Rally's diversity, equity and inclusion practices;

- competitive pressures to move in directions that may divert Rally from its mission, vision and values;
- the continued challenges of the rapidly-evolving mass-transit ridesharing industry;
- the increasing need to develop expertise in new areas of business and operate across borders;
- potential negative perception of Rally's treatment of employees or Rally's response to employee sentiment related to political or social causes or actions of management;
- changes to employee work arrangements in response to COVID-19; and
- the integration of new personnel and businesses from potential acquisitions.

If Rally is not able to maintain its corporate culture, Rally's business, financial condition and operating results could be adversely affected.

Rally's growth strategy will subject it to additional costs, compliance requirements and risks, and Rally's plans may not be successful.

Rally intends to pursue a rapid growth strategy to expand its operations into new international markets. In 2022, Rally has expanded its offerings in Brazil, and has introduced its Rally Business offerings in Germany. Operating in a large number of cities will require significant attention of Rally's management to oversee operations over a broad geographic area with varying legal and regulatory environments, competitive dynamics and cultural norms and customs and will place significant burdens on Rally's operations, engineering, finance and legal and compliance functions. Rally may incur significant operating expenses as a result of its national presence and its expansion plans will be subject to a variety of challenges, including:

- recruitment and retention of talented and capable employees who uphold and maintain Rally's company culture in each of its markets;
- competition from local incumbents with existing knowledge of local markets that may market and operate more effectively and may enjoy greater local affinity or awareness;
- the need to adapt to new markets, including the need to localize Rally's offerings and marketing efforts to the preferences of local riders;
- public health concerns or emergencies, including the COVID-19 pandemic and other highly communicable diseases or viruses;
- compliance with varying laws and regulatory standards, including with respect to data privacy, cybersecurity, tax, trade compliance, environmental and other vehicle standards and local regulatory restrictions;
- the risk that local laws and business practices favor local competitors;
- compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA") and similar laws in other jurisdictions;
- obtaining any required government approvals, licenses or other authorizations;
- varying levels of Internet and mobile technology adoption and infrastructure;
- currency exchange restrictions or costs and exchange rate fluctuations;
- political, economic, or social instability, which may cause disruptions to Rally's business;
- operating in jurisdictions with reduced, nonexistent or unenforceable protection for intellectual property rights or where Rally does not have intellectual property rights; and
- limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Rally's limited experience in operating its business in multiple countries increases the risk that any potential expansion efforts that Rally may undertake will not be successful and may require Rally to terminate its operations in certain markets. Rally intends to invest substantial time and resources to expand its operations internationally. As a result, if Rally is unable to manage these risks effectively, Rally's business, financial condition and operating results could be adversely affected.

If Rally fails to effectively manage its growth and optimize its organizational structure, Rally's business, financial condition and operating results could be adversely affected.

Since its launch in 2015, Rally has experienced rapid growth in its business, revenues and the number of users on its platform. Rally expects this growth to continue following the recovery of the world economy from the COVID-19 pandemic. This growth has placed, and will continue to place, significant demands on Rally's management and Rally's operational and financial infrastructure. The steps Rally takes to manage its business operations, including policies for employees, and to align Rally's operations with Rally's strategies for growth, may adversely affect Rally's reputation and brand and its ability to recruit, retain and motivate highly skilled personnel.

Rally's ability to manage growth and business operations effectively and to integrate new employees, technologies and acquisitions into its existing business will require Rally to continue to expand its operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain Rally's ability to develop and improve its operational, financial and management controls, enhance its reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if Rally does not effectively manage the growth of its business and operations, then Rally's reputation, brand, business, financial condition and operating results could be adversely affected.

Illegal, improper or otherwise inappropriate activity of riders, drivers or other users, whether or not occurring while utilizing Rally's platform, could expose Rally to liability and harm its business, brand, financial condition and operating results.

Illegal, improper or otherwise inappropriate activities by riders, drivers or other users, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, Rally's platform could adversely affect Rally's brand, business, financial condition and operating results. These activities may include assault, theft, unauthorized use or sharing of rider accounts and other misconduct. Such conduct could expose Rally to liability or adversely affect Rally's brand or reputation.

While Rally has taken measures to guard against these illegal, improper or otherwise inappropriate activities, these measures may prove inadequate to prevent such activities or Rally may not be successful in implementing them effectively.

Further, any negative publicity related to the foregoing, whether an incident occurred on Rally's platform, on Rally's competitors' platforms, or on any ridesharing platform, could adversely affect Rally's reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for Rally's platform and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm Rally's business, financial condition and operating results.

Changes to Rally's pricing could adversely affect its ability to attract or retain riders to use its platform.

Demand for Rally's offerings is sensitive to the price of rides. Many factors, including operating costs, legal and regulatory requirements or constraints and Rally's current and future competitors' pricing and marketing strategies, could significantly affect Rally's pricing strategies. Competitors may offer, or may in the future offer, lower-priced or a broader range of offerings or use marketing strategies that enable them to attract or retain riders at a lower cost than Rally does.

Rally uses pricing algorithms to set prices depending on the route, time of day and expected rates of utilization. In the past, Rally has made pricing changes and spent significant resources on marketing rider incentives, and there can be no assurance that Rally will not be forced, through competitive pressures, regulation or otherwise, to reduce the price of rides for riders, or to increase Rally's marketing and other expenses to attract and retain riders using its platform.

Furthermore, the economic sensitivity of riders using Rally's platform may vary by geographic location, and as Rally expands into new markets, its pricing methodologies may not enable it to compete effectively in these locations. Local regulations may affect Rally's pricing in certain geographic locations, which could amplify these effects. Rally has launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and rider loyalty programs. Rally has also modified, and may in the future modify, existing pricing methodologies, such as its up-front pricing policy. Any of the foregoing actions may not ultimately be successful in attracting and retaining riders.

Any actual or perceived security or privacy breach could interrupt Rally's operations and adversely affect its reputation, brand, business, financial condition and operating results. Rally has previously experienced a data breach that resulted in the exposure of customer information.

Rally's business involves the collection, storage, transmission and other processing of Rally's users' personal and other sensitive data. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, Rally may be unable to anticipate or prevent these attacks. In addition, users on Rally's platform could have vulnerabilities on their own mobile devices that are entirely unrelated to Rally's systems and platform, but could mistakenly attribute their own vulnerabilities to Rally. Further, breaches experienced by other companies may also be leveraged against Rally. For example, credential stuffing and ransomware attacks are becoming increasingly common, and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

Although Rally has developed systems and processes that are designed to protect users' data, prevent data loss and prevent other privacy or security breaches, these measures cannot guarantee security. Rally's information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access Rally's users' payment card data and other personal information that are accessible through those systems. Rally is still a growing company and may not have sufficient dedicated personnel or internal oversight to detect, identify, and respond to all privacy or security incidents. Additionally, as Rally expands its operations, including sharing data with third parties or continuing the work-from-home practices of its employees (including increased use of video conferencing), Rally's exposure to cyberattacks or security breaches may increase. Further, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although Rally has policies restricting the access to the personal information it stores, these policies may be breached or prove inadequate.

Any actual or perceived breach of privacy or security could interrupt Rally's operations, result in Rally's platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm Rally's reputation and brand, damage Rally's relationships with strategic partners and third-party service providers, result in significant legal, regulatory and financial exposure and lead to loss of rider confidence in, or decreased use of, Rally's platform, any of which could adversely affect Rally's business, financial condition and operating results. Any breach of privacy or security impacting any entities with which Rally may share or disclose data could have similar effects. Further, any cyberattacks or security and privacy breaches directed at Rally's competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce

confidence in Rally.

Additionally, responding to any privacy or security breach, including defending against claims, investigations or litigation in connection with any privacy or security breach, regardless of their merit, could be costly and divert management's attention. Rally does not currently maintain any insurance to cover security breaches and incidents or losses relating to its network systems or operations. As a result, the successful assertion of one or more large claims against Rally could have an adverse effect on Rally's reputation, brand, business, financial condition and operating results.

Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit Rally's growth.

The confidentiality and security of Rally's information, and that of third parties, is critical to Rally's business. Rally's services involve the transmission, use, and storage of customers' and their customers' information, which may be confidential or contain personally identifiable information. Any cybersecurity or data privacy incidents could have a material adverse effect on Rally's results of operations and financial condition. While Rally maintains a broad array of information security and privacy measures, policies and practices, its networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to Rally's information, to information of Rally's customers or their customers, or to Rally's intellectual property; disabling or degrading service; or sabotaging systems or information. In addition, hardware, software, systems, or applications Rally develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to Rally's systems or facilities, or those of third parties with whom Rally does business, through fraud or other forms of deceiving Rally's employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, Rally may be unable to anticipate these techniques or to implement adequate preventative measures. Rally will continue to incur significant costs to continuously enhance its information security measures to defend against the threat of cybercrime. Any cybersecurity or data privacy incident or breach may result in:

- loss of revenue resulting from the operational disruption;
- loss of revenue or increased bad debt expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;
- loss of revenue due to loss of customers;
- material remediation costs to recreate or restore systems;
- material investments in new or enhanced systems in order to enhance Rally's information security posture;
- cost of incentives offered to customers to restore confidence and maintain business relationships;
- reputational damage resulting in the failure to retain or attract customers;
- costs associated with potential litigation or governmental investigations;
- costs associated with any required notices of a data breach;
- costs associated with the potential loss of critical business data;
- difficulties enhancing or creating new products due to loss of data or data integrity issues; and
- other consequences of which Rally is not currently aware but would discover through the process of remediating any cybersecurity or data privacy incidents or breaches that may occur.

Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal information and our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory' penalties and sanctions and to litigation (including class action litigation), which could have a material adverse effect on our reputation and business.

We and third party service providers on our behalf, collect, use and transmit a large volume of personal information, which pose a tempting target for malicious actors who may seek to carry out cyber-attacks against us or our suppliers or service providers. The secure transmission of client information over the internet is essential in maintaining the confidence of suppliers and travelers. Substantial or ongoing data security breaches or cyber-attacks, whether instigated internally or externally on our system or other internet-based systems, expose us to a significant risk of loss, theft, the rendering inaccessible, improper disclosure or misappropriation of this information, and resulting regulatory actions, litigation (including class action litigation) and potential liability, damages and regulatory fines and penalties, and other related costs (including in connection with our investigation and remediation efforts), which could significantly affect our reputation and harm our business. Further, some of our third party service providers, suppliers and other third parties may receive or store information, including client information provided by us. Our suppliers currently require most riders to pay for their transactions with their credit card, especially in the U.S. Increasingly sophisticated technological capabilities pose greater cybersecurity threats and could result in a cyber-attack or a compromise or breach of the technology that we use to protect client transaction data.

We incur material expense to protect against cyber-attacks and security breaches and their consequences, and we may need to increase our security-related expenditures to maintain or increase our systems' security in the future. However, despite these efforts, our security measures may not prevent cyber-attacks or data security breaches from occurring, and we may ultimately fail to detect, or accurately assess the severity of, a cyber-attack or security breach or not respond quickly enough. In addition, to the extent we experience a cyber-attack or security breach, we may be unsuccessful in implementing remediation plans to address exposure and future harms. It is possible that computer circumvention capabilities, new discoveries or advances or other developments, which change frequently and often are not recognized until launched against a target, could result in a compromise or breach of client data, even if we take all reasonable precautions, including to the extent required by law. These risks are likely to increase as we expand our offerings, expand internationally, integrate our products and services, and store and process more data, including personal information and other sensitive data. Further, if any of our third party service providers, suppliers or other third parties with whom we share client data fail to implement adequate data-security practices or fail to comply with our terms and policies or otherwise suffer a network or other security breach, our clients' information may be improperly accessed, used or disclosed.

If a party (whether internal, external, an affiliate or unrelated third party) is able to circumvent our data security systems or those of the third parties with whom we share client information or engage in cyber-attacks, such cyber-attacks or data breaches could result in such party obtaining our proprietary information, the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our clients' data and/or significant interruptions in our operations. Cyber-attacks and security breaches could also result in severe damage to our IT infrastructure, including damage that could impair our ability to offer our services. In addition, cyber-attacks or security breaches could result in negative publicity, damage our reputation, divert management's time and attention, increase our expenditure on cybersecurity measures, expose us to risk of loss or litigation and possible liability, subject us to regulatory penalties and sanctions (and lead to further enhanced regulatory oversight), or cause travelers and potential travel suppliers to lose confidence in our security and choose to use the services of our competitors, any of which would have a material adverse effect on our brands, market share, results of operations and financial condition.

Defects, errors or vulnerabilities in Rally's applications, backend systems or other technology systems and those of third-party technology providers could harm Rally's reputation and brand and adversely impact Rally's business, financial condition and operating results.

The software underlying Rally's platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. The third-party software that Rally incorporates into its platform may also be subject to errors or vulnerability. Any errors or vulnerabilities discovered in Rally's code or third-party software could result in negative publicity, loss of users, loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on Rally's platform, or otherwise result in a data breach. Rally may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect Rally's business, financial condition and operating results as well as negatively impact Rally's reputation or brand.

Rally relies on various third-party product and service providers and if such third parties do not perform adequately or terminate their relationships with Rally, Rally's costs may increase and its business, financial condition and operating results could be adversely affected.

Rally's success depends in part on its relationships with third-party product and service providers. For example, Rally relies on third-parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support Rally's platform. If any of Rally's partners terminates its relationship with Rally, including as a result of COVID-19-related impacts to their business and operations or for competitive reasons, or refuses to renew its agreement on commercially reasonable terms, Rally would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. While Rally does not own or operate vehicles, in the event that vehicle manufacturers issue recalls or the supply of vehicles or automotive parts is interrupted, including as a result of public health crises, such as the COVID-19 pandemic, affecting the vehicles operating on Rally's platform, the availability of vehicles on Rally's platform could become constrained.

In addition, Rally's business may be adversely affected to the extent the software and services used by Rally's third-party service providers do not meet expectations, contain errors or vulnerabilities, are compromised or experience outages. Rally cannot be certain that its licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which Rally may operate. If Rally is unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against suppliers, licensors or Rally itself, or if Rally is unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, Rally's ability to develop its platform containing that technology could be severely limited and its business could be harmed. If Rally is unable to obtain necessary technology from third parties, it may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay Rally's ability to provide new or competitive offerings and increase Rally's costs. If alternate technology cannot be obtained or developed, Rally may not be able to offer certain functionality as part of its offerings, which could adversely affect Rally's business, financial condition and operating results.

Any of these risks could increase Rally's costs and adversely affect Rally's business, financial condition and operating results. Further, any negative publicity related to any of Rally's strategic partners and third-party service providers, including any publicity related to quality standards or safety concerns, could adversely affect Rally's reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

If Rally fails to effectively predict rider demand or to set pricing and routing accordingly, Rally's business, financial condition and operating results could be adversely affected.

Rally relies on its proprietary technology to predict and dynamically update routing in response to changes in demand, to optimize pricing in response to such demand and to maximize per-vehicle utilization. If Rally is unable to effectively predict and meet rider demand and to update its routing and pricing accordingly, Rally may lose ridership and its revenues may decrease. In addition, riders' price sensitivity varies by geographic location, among other factors, and if Rally is unable to effectively account for such variability in its pricing methodologies, its ability to compete effectively in these locations could be adversely affected. Any of the foregoing risks could adversely impact Rally's business, financial condition and operating results.

If Rally is not able to successfully develop new offerings on its platform and enhance its existing offerings, Rally's business, financial condition and operating results could be adversely affected.

Rally's ability to attract new riders, retain existing riders and increase utilization of its offerings will depend in part on its ability to successfully create and introduce new offerings and to improve upon and enhance existing offerings. As a result, Rally may introduce significant changes to its existing offerings or develop and introduce new and unproven offerings. If any of Rally's new or enhanced offerings are unsuccessful, including as a result of any inability to obtain and maintain required permits or authorizations or other regulatory constraints or because they fail to generate sufficient return on Rally's investments, Rally's business, financial condition and operating results could be adversely affected.

Furthermore, new rider demands regarding platform features, the availability of superior competitive offerings or a deterioration in the quality of Rally's offerings or ability to bring new or enhanced offerings to market quickly and efficiently could negatively affect the attractiveness of Rally's platform and the economics of Rally's business, requiring it to make substantial changes to and additional investments in its offerings or business model. In addition, Rally frequently experiments with and tests different offerings and marketing strategies. If these experiments and tests are unsuccessful, or if the offerings and strategies Rally introduces based on the results of such experiments and tests do not perform as expected, Rally's ability to attract new riders, retain existing riders and maintain or increase utilization of Rally's offerings may be adversely affected.

Rally's market is characterized by rapid technology change, particularly across the SaaS and MaaS offerings, which require it to develop new products and product innovations, and any delays in such development could adversely affect market adoption of Rally's products and its financial results. Developing and launching new offerings or enhancements to the existing offerings on Rally's platform involves significant risks and uncertainties, including risks related to the reception of such offerings by existing and potential future riders, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on Rally's operational and internal resources (including an impairment of Rally's ability to accurately forecast rider demand) and negative publicity in the event such new or enhanced offerings are perceived to be unsuccessful. Rally intends to continue to scale its business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting Rally's business.

In addition, developing and launching new offerings and enhancements to Rally's existing offerings may involve significant up-front capital investments. Such investments may not generate a positive return on investment. Further, from time to time Rally may reevaluate, discontinue and/or reduce these investments and decide to discontinue one or more of its offerings. Any of the foregoing risks and challenges could negatively impact Rally's ability to attract and retain riders, its ability to increase utilization of its offerings and its visibility into expected operating results, and could adversely affect Rally's business, financial condition and operating results. Additionally, Rally's near-term operating results may be impacted by long-term investments in the future.

Rally may require additional capital to support the growth of its business, which may not be available on terms acceptable to it, or at all.

Since commencing operations in 2015, Rally has funded its operations and capital expenditures primarily through equity issuances, convertible note issuances and cash generated from operations. To support its business, Rally must have sufficient capital to continue to make significant investments in its offerings, including potential new offerings. If Rally raises additional funds through the issuance of equity or equity- linked securities in the future, existing shareholders could experience significant dilution.

Rally's ability to obtain financing in the future will depend upon, among other things, Rally's development efforts, business plans and operating performance and the condition of the capital markets at the time Rally seeks such financing. Additionally, COVID-19 may impact Rally's access to capital and make raising additional capital more difficult or available only on less favorable terms. Rally cannot be certain that additional financing will be available to it on favorable terms, or at all. If Rally is unable to obtain adequate financing or financing on terms satisfactory to it or within the timeframe it requires, its ability to continue to support its business growth and to respond to business challenges could be significantly limited, and Rally's business, financial condition and operating results could be adversely affected.

Rally's metrics and estimates, including the key metrics included in this Offering Statement, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Rally's reputation and negatively affect Rally's business, financial condition and operating results.

Rally regularly reviews and may adjust its processes for calculating the metrics used to evaluate growth, measure performance and make strategic decisions. These metrics, including utilization and avoided emissions, among others, which are calculated using internal company data and have not been evaluated by a third-party. Rally's metrics may differ from estimates published by third parties or from similarly titled metrics of Rally's competitors due to differences in methodology or the assumptions on which Rally relies, and Rally may make material adjustments to its processes for calculating its metrics in order to enhance accuracy, because better information becomes available or other reasons, which may result in changes to such metrics. The estimates and forecasts Rally discloses relating to the size and expected growth of Rally's addressable market may prove to be inaccurate. Even if the markets in which Rally competes meet the size estimates and growth Rally has forecasted, Rally's business could fail to grow at similar rates, if at all. Additionally, while Rally may at times create and publish metrics or other disclosures regarding ESG matters, many of the statements in those voluntary disclosures are based on expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain given the long timelines involved and the lack of an established single approach to identify, measuring, and reporting on many ESG matters. If investors or analysts do not consider Rally's metrics to be accurate representations of its business, or if Rally discovers material inaccuracies in its metrics, then Rally's business, financial condition and operating results could be adversely affected.

Rally's marketing efforts to help grow its business may not be effective.

Promoting awareness of Rally's offerings is important to Rally's ability to grow its business and to attract new riders and can be costly. Rally believes that much of the growth in its rider base is attributable to its paid marketing initiatives. Rally's marketing efforts currently include offline marketing (such as in-person promotional events), online marketing (such as social media and Internet-driven advertising campaigns), and partnerships with other businesses, through which Rally offers promotions and other incentives to the customers of such businesses. As Rally expands its business into new markets, its marketing initiatives may become increasingly expensive, and generating a meaningful return on those initiatives may be difficult. Even if Rally successfully increases revenue due to its paid marketing efforts, such an increase may not offset the additional marketing expenses Rally incurs.

If Rally's marketing efforts are not successful in promoting awareness of Rally's offerings or attracting new

riders, or corporate customers, or if Rally cannot cost-effectively manage its marketing expenses, Rally's operating results and financial condition could be adversely affected. If Rally's marketing efforts successfully increase awareness of its offerings, this could also lead to increased public scrutiny of its business and increase the likelihood of third parties bringing legal proceedings against Rally. Any of the foregoing risks could harm Rally's business, financial condition, and operating results.

Any failure to offer high-quality user support may harm Rally's relationships with users and could adversely affect Rally's reputation, brand, business, financial condition, and operating results.

Rally's ability to attract and retain riders and corporate customers to use its platform depends partly on the ease and reliability of its offerings, including its ability to provide high-quality support. Riders and other users of Rally's platform depend on Rally's support services to resolve any issues relating to its offerings, such as issues relating to payments or reporting a safety incident. Rally's ability to provide adequate and timely support is dependent on its ability to automate support services for simple issues (such as route inquiries) and, for other issues, to retain and deploy third-party service providers who are qualified to support users and sufficiently knowledgeable regarding Rally's offerings. As Rally continues to grow its business and improve and expand its offerings, it will face challenges in providing quality support services at scale. As Rally expands its offerings into new territories, it will be required to provide support services specific to its offerings and the needs of users in the applicable market. Furthermore, the COVID-19 pandemic may impact Rally's ability to provide adequate and timely support (such as a decrease in the availability of service providers and an increase in response time). Any failure to provide high-quality user support, or a market perception that Rally does not offer high-quality support, could adversely affect Rally's reputation, brand, business, financial condition and operating results.

Systems failures and resulting interruptions in the availability of Rally's website, applications, platform, or offerings could adversely affect Rally's business, financial condition, and operating results.

Rally's systems, or those of the third parties upon which Rally relies, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Rally's systems may also be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by Rally's employees. Some of Rally's systems are not fully redundant, and Rally's disaster recovery planning may not be sufficient for all eventualities. Any business interruption insurance that Rally obtains in the future may not be adequate to cover all of Rally's losses that may result from interruptions in Rally's service due to systems failures and similar events.

Rally may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of Rally's offerings. These events could result in loss of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of Rally's offerings could adversely affect Rally's business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm to the users using its platform, Rally may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from Rally for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for Rally to address.

Rally's business could be adversely impacted by changes in users' access to the Internet and mobile devices or unfavorable changes in, or Rally's failure to comply with, existing or future laws governing the Internet and mobile devices.

Rally's business depends on users' access to its platform via the Internet and mobile devices. Rally operates in and plans to expand into markets that may have low levels of Internet penetration or provide limited Internet connectivity in some areas. The price of mobile devices and Internet access may limit Rally's potential growth in such markets. Internet infrastructure in such markets may not support, and may be disrupted by, continued

growth in the number of Internet users, their frequency of use or their bandwidth requirements. Any such failure in Internet or mobile device accessibility, even for a short period, could adversely affect Rally's business, financial condition, or operating results.

Rally is subject to several laws and regulations specifically governing the Internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and Rally's offerings, require Rally to change its business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, mobile and other communications, advertising practices, consumer protections, online payment services, and the characteristics and quality of offerings, among other things. Any failure, or perceived failure, by Rally to comply with any of these laws or regulations could result in damage to Rally's reputation and brand, a loss of users, and fines or proceedings by governmental agencies, any of which could adversely affect Rally's business, financial condition and operating results.

Rally relies on mobile operating systems and application marketplaces to make its mobile applications available to the riders using its platform. If Rally does not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, Rally's usage or brand recognition could decline and Rally's business, financial results and operating results could be adversely affected.

Rally depends in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make its applications available to riders using its platform. Any changes in such systems and application marketplaces that degrade the functionality of Rally's applications or give preferential treatment to competitors' applications could adversely affect the usage of Rally's platform. If such mobile operating systems or application marketplaces limit or prohibit Rally from making its applications available to riders, make changes that degrade the functionality of Rally's applications, increase the cost of using its applications, impose terms of use unsatisfactory to Rally or modify their search or ratings algorithms in ways that are detrimental to it, or if the placement of competitors in such mobile operating systems' application marketplaces is more prominent than the placement of Rally's applications, overall growth in Rally's rider base could slow. Rally's applications have experienced fluctuations in number of downloads in the past, and Rally anticipates fluctuations in the future. Any of the foregoing risks could adversely affect Rally's business, financial condition and operating results.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support Rally's platform or effectively roll out updates to Rally's applications. Additionally, Rally needs to ensure that its offerings are designed to work effectively with a range of mobile technologies, systems, networks, and standards to deliver high-quality applications. Rally may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance the experience of riders. If riders on Rally's platform encounter any difficulty accessing or using Rally's applications on their mobile devices, or if Rally is unable to adapt to changes in popular mobile operating systems, Rally's business, financial condition, and operating results could be adversely affected.

Rally depends on the interoperability of its platform across third-party applications and services that Rally does not control.

Rally's platform integrates with various communications, ticketing, payment and social media vendors. As Rally's offerings expand and evolve, its platform may have an increasing number of integrations with other third-party applications, products and services. Third-party applications, products, and services are constantly evolving, and Rally may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. In addition, some of Rally's competitors or third parties upon which Rally relies may take actions that disrupt the interoperability of Rally's platform with their products or services or exert strong business influence on Rally's ability to operate and distribute its platform or the terms on which it does so. As Rally's respective products evolve, Rally expects the types and levels of competition to increase. Should any of Rally's competitors or other third parties modify their products, standards or terms of

use in a manner that degrades the functionality or performance of Rally's platform or is otherwise unsatisfactory to Rally or gives preferential treatment to competitive products or services, Rally's products, platform, business, financial condition and operating results could be adversely affected.

If Rally is unable to make acquisitions and investments or successfully integrate them into its business, or if Rally enters into strategic transactions that do not achieve its objectives, Rally's business, financial condition and operating results could be adversely affected.

As part of its business strategy, Rally may consider various potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement Rally's business. As Rally grows, it also may explore investments in new technologies, which Rally may develop or other parties may develop. There is no assurance that such acquired businesses will be successfully integrated into Rally's business or generate substantial revenue, or that Rally's investments in other technologies will generate returns for its business.

Acquisitions involve numerous risks, any of which could harm Rally's business and negatively affect Rally's business, financial condition and operating results, including:

- intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect Rally's ability to consummate transactions on favorable or acceptable terms;
- failure or material delay in consummating a transaction;
- transaction-related lawsuits or claims;
- Rally's ability to successfully obtain indemnification;
- difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;
- difficulties in retaining key employees or business partners of an acquired company;
- diversion of financial and management resources from existing operations or alternative acquisition opportunities;
- failure to realize the anticipated benefits or synergies of a transaction;
- failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, data privacy, cybersecurity, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;
- risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
- theft of Rally's trade secrets or confidential information that Rally shares with potential acquisition candidates;
- risks that an acquired company or investment in new offerings cannibalizes a portion of Rally's existing business; and
- adverse market reaction to an acquisition.

In addition, Rally may divest businesses or assets or enter into joint ventures, strategic partnerships or other strategic transactions. These types of transactions also present certain risks. For example, Rally may not achieve the desired strategic, operational, and financial benefits of a divestiture, partnership, joint venture, or other strategic transaction. Further, during the pendency of a divestiture or the integration or separation process of any strategic transaction, Rally may be subject to risks related to a decline in business or a loss of employees, customers, or suppliers.

If Rally fails to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets, strategic investments or other transactions, or if Rally fails to integrate such acquisitions or investments successfully, or if it is unable to successfully complete other transactions or such transactions do not meet its strategic objectives, its business, financial condition and operating results could be adversely affected.

Rally's business could be adversely affected by natural disasters, public health crises, political crises, economic downturns, or other unexpected events.

A natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or significant power outage, could disrupt Rally's operations, mobile networks, the Internet or the operations of Rally's third-party technology providers. In addition, any public health crises, other epidemics, political crises, such as terrorist attacks, war and other political or social instability, or other catastrophic events could adversely affect Rally's operations or the economy as a whole. Moreover, the likelihood of such events may increase as a result of climate change or other systemic impacts. The impact of such events or other disruption to Rally or its third-party providers' abilities could result in decreased demand for Rally's offerings or a disruption in the provision of Rally's offerings, which could adversely affect Rally's business, financial condition and operating results.

Rally's business, financial condition and operating results are also subject to general economic conditions in the markets in which it operates. Any deterioration of economic conditions in such markets could lead to, among other things, increased unemployment and decreased consumer spending and commercial activity. As a result, demand for Rally's platform by riders may decline. Rally cannot predict the timing or duration of any economic slowdown or subsequent economic recovery in the markets in which it operates or intends to operate. An economic downturn resulting in a prolonged recessionary period may adversely affect Rally's business, financial condition and operating results.

Risks Related to Regulatory, Legal and Tax Factors Affecting Rally

Uncertainties with respect to the legal systems in the jurisdictions in which Rally operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Rally's business, financial condition and operating results.

At present, Rally conducts the majority of its operations in the United States, but it currently has operations in India and intends to scale its currently limited Brazil and Germany operations significantly by 2025. There are, and will likely continue to be, substantial uncertainties regarding the interpretation and application of laws and regulations in the jurisdictions in which Rally operates, including the laws and regulations governing Rally's business, the enforcement and performance of contractual arrangements and the protection of intellectual property rights. The legal systems in the cities in which Rally operates may not be as predictable or developed, and in particular, may not have developed laws and regulations relating to the ridesharing industry. As a result, existing laws and regulations may be applied inconsistently and, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. There can be no assurance that Rally's business will not be found to violate applicable laws or regulations in these jurisdictions in the future.

In addition, the jurisdictions in which Rally has business operations may in the future enact new laws and regulations relating to the Internet, emissions and other environmental matters associated with ridesharing operations, the ridesharing industry generally and the operation of Rally's business, and the interpretation and enforcement of such laws may involve significant uncertainties. New laws and regulations that affect Rally's existing and proposed future businesses may also be applied retroactively.

Rally is, and will likely in the future be, required to hold multiple registrations, licenses, permits and approvals in connection with its business operations. New laws and regulations may be adopted from time to time that require Rally to obtain registrations, licenses, permits and approvals in addition to those Rally already holds. In addition, any such required registrations, licenses, permits and approvals may be difficult for Rally to obtain. If

Rally fails to obtain any required registrations, licenses, permits or approvals or is otherwise found to be operating its business in a manner that is not compliant with applicable law, Rally may be subject to fines, revocation of its licenses and permits or other sanctions or be required to discontinue or restrict Rally's operations in such jurisdictions. Rally cannot predict the effect that the interpretation of existing or new laws or regulations may have on Rally's business.

Any of the foregoing or similar occurrences or developments could significantly disrupt Rally's business operations and restrict Rally from conducting a substantial portion of its business operations in these jurisdictions, which could adversely affect Rally's business, financial condition or operating results.

As Rally expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Rally to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Rally's business, financial condition, and operating results.

As Rally continues to expand its offerings and user base, it may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Many of these laws and regulations were adopted prior to the advent of Rally's industry and related technologies and, as a result, do not contemplate or address the unique issues faced by Rally's industry.

Despite Rally's efforts to comply with applicable laws, regulations and other obligations relating to its offerings, it is possible that Rally's practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Rally's failure to comply with such laws, regulations or obligations may result in Rally being blocked from or limited in providing or operating its products and offerings in such jurisdictions, or it may be required to modify its business model in those or other jurisdictions as a result. Moreover, Rally's failure, or the failure by Rally's third-party service providers, to comply with applicable laws or regulations or any other obligations relating to Rally's offerings, could harm Rally's reputation and brand, discourage new and existing riders from using Rally's platform, lead to refunds of rider fares or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect Rally's business, financial condition and operating results

Rally operates as a broker within a heavily regulated industry; re-classification as a motor carrier could result in significant additional regulatory compliance requirements and/or tort liability which could adversely affect Rally.

Participants in the bus transportation industry are generally divided between motor carriers and brokers. Motor carriers are entities that provide transportation by motor vehicle. Motor carriers that transport passengers are widely referred to as bus companies. Motor carriers are liable for the transportation that they provide, be it by vehicles directly operated or by vehicles operated by a contractor. Brokers such as Rally, do not, themselves, provide transportation, but instead merely arrange for, and sell, transportation by motor vehicle. Brokers that arrange for passenger transportation are widely referred to as travel agents and tour operators. Brokers are not liable for the transportation that they arrange, although brokers may be held liable for the negligent selection of the motor carrier that provides transportation. The line separating brokers from motor carriers is the degree of control over the transportation that is arranged or provided: a person will be deemed to be a motor carrier, and not a broker, if that person exercises significant control over the transportation provided. Official guidance on the degree of control that will separate motor carriers from brokers is limited and unclear.

With respect to tort liability, brokers generally have no liability for torts related to the transportation provided by a motor carrier. However, recent litigation involving brokers within the trucking industry may implicate parallel concerns for brokers within the bus industry. Frequently, the brokers that have arranged for the transportation provided by a negligent motor carrier have deep pockets. Accordingly, plaintiffs seek to impose carrier liability on the broker. Typically, this is accomplished by showing that the broker had exercised too much control over the transportation, was acting as a motor carrier itself, and should therefore share in the liability. Many courts are sympathetic to injured plaintiffs, especially when opposed by well-capitalized brokers. While

many motor carriers engaged by Rally are large and well-capitalized, others are not. Notwithstanding capitalization levels, as a result of unfavorable tort litigation outcomes, there remains a risk that Rally could be found to have exercised the requisite control and direction over the transportation and be deemed a motor carrier. Such a finding could result in liability being imposed against Rally for the negligence of the bus company involved and adversely affect us. While Rally seeks to include indemnification rights in its contracts with carriers, Rally will not have a right to indemnification from the carrier in all circumstances (even in circumstances where indemnification might be expected based on the relative fault of the parties), and the carriers may be financially unable to fulfill indemnification obligations that do exist.

Rally is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. Rally has not implemented, or has only recently implemented, certain policies and procedures for the operation of its business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.

Rally is subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which Rally does business. Rally will be subject to such laws in other jurisdictions in the future, including, for example, Brazil and Germany. These laws generally prohibit Rally, its employees and agents from improperly influencing government officials or commercial parties to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, Rally could be held liable for acts of corruption and bribery committed by third-party business partners and service providers, representatives, and agents who acted on Rally's behalf.

Rally and its third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Rally is subject to the risk that it could be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and its and their respective employees, representatives, contractors, and agents, even if Rally does not authorize such activities. Rally's employees from time to time consult or engage in discussions with government officials in the jurisdictions where it operates with respect to potential changes in government policies or laws relating to the mass transit ridesharing industry, which may heighten such anti-corruption-related risks.

Rally in the process of reviewing its compliance program to identify areas for enhancements, and Rally intends to continuously update and improve its compliance program as it expands its operations into new jurisdictions and becomes subject to a larger number of anti-corruption-related laws. However, there remains no guarantee that any such expanded compliance program will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, anti-money laundering, and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to Rally's reputation and brand, investigations, imposition of significant legal fees, severe criminal or civil sanctions and disgorgement of profits, suspension or loss of required licenses and permits, exit from an important market, substantial diversion of management's attention, a drop in Rally's share price, or other adverse consequences, any or all of which could have a material and adverse effect on Rally's business, financial condition and operating results.

Rally may be subject to claims, lawsuits, government investigations and other proceedings that adversely affect Rally's business, financial condition and operating results.

Rally has been subject to claims, lawsuits, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, commercial disputes and tax matters. Rally expects to continue to be subject to claims, lawsuits, government investigations and other legal or regulatory proceedings in the ordinary course of business, which may involve any of the foregoing matters as well as licensing and permits, pricing practices, competition, consumer complaints, personal injury, anti-discrimination, intellectual property disputes and other matters, and Rally may become subject to additional

types of claims, lawsuits, government investigations and other legal or regulatory proceedings as Rally's business grows and as Rally deploys new offerings. Moreover, certain liabilities may be imposed by jurisdictions where Rally operates, including tax liability, which may subject it to regulatory enforcement procedures if it does not or cannot comply.

The results of any such claims, lawsuits, government investigations or other legal or regulatory proceedings cannot be predicted. Any claims against Rally, whether meritorious or not, could be time- consuming, result in costly litigation, harm Rally's reputation, require significant management attention and divert substantial resources. It is possible that a resolution of such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect Rally's business, financial condition and operating results. These proceedings could also result in harm to Rally's reputation and brand, sanctions, injunctions or other orders requiring a change in Rally's business practices. Any of these consequences could adversely affect Rally's business, financial condition and operating results. Furthermore, under certain circumstances, Rally has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of Rally's business and commercial partners, including the motorcoach carriers with whom it contracts.

A determination in, or settlement of, any legal proceeding, whether Rally is a party to such legal proceeding or not, that involves Rally's industry could harm Rally's business, financial condition and operating results.

In addition, Rally regularly includes arbitration provisions in Rally's Terms of Service with riders using Rally's platform. These provisions are intended to streamline the dispute resolution process for all parties involved, as arbitration can, in some cases, be faster and less costly than litigating disputes in court. However, arbitration may become more expensive, or the volume of arbitration may increase and become burdensome. The use of arbitration provisions may subject Rally to certain risks to its reputation and brand, as these provisions have been the subject of increasing public scrutiny in certain jurisdictions.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration across the jurisdictions in which Rally operates and may operate in the future, there is a risk that some or all of Rally's arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If Rally's arbitration agreements were found to be unenforceable, in whole or in part, or particular claims are required to be exempted from arbitration, Rally could experience an increase in its costs to litigate disputes and the time involved in resolving such disputes, and Rally could face increased exposure to potentially costly lawsuits, each of which could adversely affect Rally's business, financial condition and operating results.

Failure to protect or enforce Rally's intellectual property rights could harm Rally's business, financial condition and operating results.

Rally's success is dependent in part upon protecting Rally's intellectual property rights and technology (such as code, confidential information, data, processes and other forms of information, knowhow and technology). As Rally grows, it will continue to develop intellectual property that is important for its existing or future business. Rally relies on a combination of copyright, trademark, service mark, trade secret, know- how and confidential information laws and contractual restrictions to establish and protect Rally's intellectual property. However, the steps Rally takes to protect its intellectual property may not be sufficient and may vary by jurisdiction. Even if Rally does detect violations, Rally may need to engage in litigation to enforce its rights. Any enforcement efforts Rally undertakes, including litigation, could be time-consuming and expensive and could divert the attention of management. While Rally takes precautions designed to protect its intellectual property, it may still be possible for competitors and other unauthorized third parties to copy Rally's technology, reverse engineer its data and use its proprietary information to create or enhance competing solutions and services, which could adversely affect Rally's position in the rapidly evolving and increasingly competitive mass-transit ridesharing industry.

Rally has not registered its intellectual property outside the United States and Australia. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of Rally's technology may be unenforceable under the laws of certain countries. Rally's intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where Rally has business operations, where Rally

might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, Rally does not have identical or analogous intellectual property protection in all jurisdictions, which could limit Rally's freedom to operate as it expands into new jurisdictions. As Rally expands its offerings into new jurisdictions, its exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. Rally may need to expend additional resources to protect, enforce or defend its intellectual property, which could harm Rally's business, financial condition or operating results.

Rally enters into confidentiality and intellectual property assignment agreements with employees and contractors and enters into confidentiality agreements with third-party providers and corporate customers. There can be no assurance that these agreements will effectively control access to, and use and distribution of, Rally's platform and proprietary information. Further, these agreements do not prevent Rally's competitors from independently developing technologies that are substantially equivalent or superior to Rally's offerings. Competitors and other third parties may also attempt to reverse engineer Rally's data, which would compromise Rally's trade secrets and other rights.

Rally may be required to spend significant resources monitoring and protecting its intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to defend and enforce Rally's intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of Rally's intellectual property. Rally's efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of Rally's intellectual property rights. Rally's inability to protect its intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Rally's management's attention and resources, could impair the functionality of Rally's platform, delay introductions of enhancements to Rally's platform, result in Rally substituting inferior or more costly technologies into its platform or harm Rally's reputation or brand. In addition, Rally may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms and could adversely affect Rally's ability to compete.

The ridesharing industry has also been subject to attempts to steal intellectual property. Although Rally takes measures to protect its property, if it is unable to prevent the theft of its intellectual property or its exploitation, the value of Rally's investments may be undermined and Rally's business, financial condition and operating results may be negatively impacted.

Claims by others that Rally infringed their proprietary technology or other intellectual property rights could harm Rally's business, financial condition and operating results.

Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own or otherwise obtained. As Rally's public profile grows and the number of competitors in Rally's markets increases, and as Rally continues to develop new technologies and intellectual property, the possibility of intellectual property rights claims against Rally may grow. From time to time, third parties may assert claims of infringement of intellectual property rights against Rally. Rally does not hold any patents. Competitors of Rally and others may now and in the future have significantly larger and more mature patent portfolios than Rally has. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom Rally's own patents (if and when acquired) may therefore provide little or no deterrence or protection. Many potential litigants, including some of Rally's competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause Rally to incur substantial costs defending against such claim, could distract management's attention from the operation of Rally's business and could require Rally to cease its use of certain intellectual property. Furthermore, because intellectual property litigation may involve a substantial amount of discovery, Rally may risk compromising its own confidential information in the course of any such litigation. Rally may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against Rally, Rally may be subject to an injunction or other

restrictions that prevent Rally from using or distributing its intellectual property, or Rally may agree to a settlement that prevents it from distributing its offerings or a portion thereof, which could adversely affect Rally's business, financial condition and operating results.

With respect to any intellectual property rights claim, Rally may have to seek out a license to continue operations if found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase Rally's operating expenses. Some licenses may be non-exclusive, and therefore Rally's competitors may have access to the same technology licensed to Rally. If a third-party does not offer Rally a license to its intellectual property on reasonable terms, or at all, Rally may be required to develop alternative, non-infringing technology or other intellectual property, which could require significant time (during which Rally would be unable to continue to offer Rally's affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect Rally's business, financial condition and operating results.

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Rally to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Rally's business.

Rally receives, transmits and stores a large volume of personally identifiable information and other data relating to the users of Rally's platform. Numerous national and international laws, rules and regulations applicable to the jurisdictions in which Rally operates relate to privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. For example, changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing Rally's offerings, require significant changes to Rally's operations or even prevent Rally from providing certain offerings in jurisdictions in which it currently operates and in which it may operate in the future.

Despite Rally's efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Rally's practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Rally's failure, or the failure by Rally's third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other rider data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage Rally's reputation, discourage new and existing riders from using Rally's platform or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect Rally's business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Rally's reputation and brand and adversely affect Rally's business, financial condition and operating results.

Rally may face particular privacy, data security, and data protection risks if it expands into the European Union or United Kingdom in connection with the GDPR and other data protection regulations.

Rally intends to introduce its Rally Business offerings in certain European Union ("**EU**") member states and the United Kingdom in the future. Expansion into the EU and the United Kingdom or marketing directed to those jurisdictions will subject Rally and certain personal data it processes to the General Data Protection Regulation (Regulation (EU) 2016/679) ("**GDPR**"), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with

significant penalties, and the risk of civil litigation, for noncompliance. As described further below, if and when Rally expands its operations into the United Kingdom, it will also be subject to the U.K. General Data Protection Regulation ("**U.K. GDPR**") (*i.e.*, a version of the GDPR as implemented into U.K. law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the "right to be forgotten"), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR's requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements will likely apply not only to third-party transactions, but also to transfers of information between Rally and its subsidiaries, including employee information.

As of the date of this filing Rally is in the process of bringing its operations into compliance with the GDPR. However, Rally's efforts to bring its practices (or those of its collaborators, service providers, and contractors) into compliance with the GDPR may not succeed for a variety of reasons, including due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Noncompliance could result in the commencement of legal proceedings against Rally by governmental and regulatory entities or others. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with the GDPR or other applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to Rally, harm to Rally's reputation and brand, damage to its relationships with riders and corporate customers and have an adverse effect on its business, financial condition and operating results.

Rally could be subject to claims from riders or third parties that are harmed whether or not Rally's platform is in use, which could adversely affect Rally's brand, business, financial condition and operating results.

Rally may be subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders or third-parties that may be attributed to Rally through its offerings. Rally may also be subject to claims alleging that Rally is directly or vicariously liable for harm related to the actions of drivers, riders, or third parties, or the management and safety of its platform and assets, including in light of the COVID-19 pandemic and related public health measures issued by various jurisdictions, including travel bans, restrictions, social distancing guidance, and shelter-in-place orders. Rally may also be subject to personal injury claims whether or not such injury actually occurred as a result of activity on its platform. Rally may incur expenses to settle personal injury claims, which it may choose to settle for reasons including expediency, protection of its reputation and to prevent the uncertainty of litigating, and Rally expects that such expenses may increase as its business grows and it faces increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to Rally's brand, reputation, business, financial condition and operating results. Rally's insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability Rally faces, especially where any one incident, or a group of incidents, could cause disproportionate harm, and Rally may have to pay high premiums or deductibles for its coverage and, for certain situations, Rally may not be able to secure coverage at all. Any of the foregoing risks could adversely affect Rally's business, financial condition and operating results.

Rally is subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both its costs and the risk of non-compliance.

Rally is subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands and the various cities in which it operates. Rally's efforts to comply with new and changing laws and

regulations in the jurisdictions in which it operates have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations and changes due to the emerging nature of the markets in which Rally operates, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to Rally’s disclosure and governance practices. If Rally fails to address and comply with these regulations and any subsequent changes, they may be subject to penalty and the business may be harmed.

We rely on a limited number of third-party insurance service providers for our auto-related insurance claims, and if such providers fail to service insurance claims to our expectations or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of third-party insurance service providers to service our auto-related claims. If any of our third-party insurance service providers fails to service claims to our expectations, discontinues or increases the cost of coverage or changes the terms of such coverage in a manner not favorable to drivers or to us, we cannot guarantee that we would be able to secure replacement coverage or services on reasonable terms in an acceptable time frame or at all. If we cannot find alternate third-party insurance service providers on terms acceptable to us, we may incur additional expenses related to servicing such auto-related claims using internal resources.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The table below sets forth the officers and directors of the Company as of July 2, 2024.

Name	Position(s)
Narinder Singh	Chief Executive Officer; Director
Numaan Akram	Chief Technology Officer; Director
Siheun Song	Director
Atul Sharma	Director
Stephen Medina	Director
Heiko Zimmerman	Director

Executive Officers

Narinder Pal Singh Chadha, our Chief Executive Officer and director, is a technology entrepreneur and pioneer in the logistics and transportation industries. Mr. Singh has over 30 years of experience and a demonstrated passion in solving SMB operational challenges present in global business operations, new products and service launches, acquisitions, business integrations, and personnel developments. Mr. Singh originally co-founded OurBus in 2016, one of the predecessors of what is now Rally, as an asset-lite regional mobility company. Mr. Singh leads Rally's administrative, strategic, and overall operations. Under Mr. Singh's transformative leadership, he built Rally up to over 100 employees, created significant operational efficiencies, and further facilitated matching high-quality bus operator supply. Since 2011, Mr. Singh also served as President of Mount Pocono Transportation, a trucking and logistics company. Simultaneously, Mr. Singh successfully founded AppAlert Inc, which developed apps for tracking school buses, solving a fundamental problem of the industry. In 1991 Mr. Singh received a Bachelor of Commerce degree from Sri Ram College of Commerce. Mr. Singh's extensive experience and knowledge in logistics and technological innovation makes him a valuable addition to our management team and board of directors.

Numaan Akram, our founder, Chief Technology Officer and director since 2015, has over 20 years of experience in technology, with the last decade dedicated to transportation. Under Mr. Akram's leadership, Rally has facilitated more than 2 million rides to date and expanded its offerings to include Lines, Platform, and Network in addition to Events. His dedication and commitment to Rally's mission to create regional transportation networks that dynamically interconnect cities with robust, safe, cost-effective, and environmentally responsible mobility solutions is evident from the expanded offerings and the increased consumer demand for Rally rideshare since its inception. Notably, in 2017, under his supervision, Rally helped facilitate 80,000 rides to and from Washington D.C. for a single event. Mr. Akram has been instrumental in leading the financing efforts of Rally raising capital from various sources, including venture funds, strategics and angel investors. Prior to founding Rally, from 2007 to 2014, Mr. Akram served as the founder of Psyography, a technology consulting company. While there, he built international teams to deliver web and mobile based applications for various clients. Prior to Psyography, from 2001 to 2006, Mr. Akram served as Solutions Architect at Univision, a global media company. While at Univision, he helped launch their online division Univision.com, seeing multiple projects from concept through product/service deployment. From 1997 through 1999 Mr. Akram studied Computer Science at Rensselaer Polytechnic Institute. As a result of his professional and academic experiences, Mr. Akram brings extensive breadth, depth and expertise in the digital transformation transportation services combined with a dedication to Rally's mission to our management team and board of directors.

Key Employees

Axel James Hellman cofounded OurBus in 2016, leading the strategy through years of high growth. In January 2021, Mr. Hellman took on the role of Senior Vice President of Lines, as OurBus merged with Rally. Since then, he has played an integral role in expanding the Lines services by developing a strong network of intercity bus services that connect over 100 cities nationwide. Specifically, Mr. Hellman led the strategy of Rally's Lines offering and implemented a data-driven approach to planning trip schedules and prices, which generated new demand for the offering. He leads the Lines division, overseeing the heads of all the departments to execute his strategy. In 2016, Mr. Hellman received a Bachelor of Science degree in Public Policy and Development with a concentration in Sustainable Planning from the University of Southern California. In 2017, Mr. Hellman received a master's degree in Planning, Transportation and Infrastructure Planning from the University of Southern California. During this time, he worked with NJ Transit and the Port Authority of New York & New Jersey to understand public transit. Mr. Hellman brings his extensive academic background and professional transit experience to our management team.

ADVISORS


Rally with Industry Veterans
Each is a shareholder and is an advisor and/or investor with the company
Victor Parra
Buses_
CEO & President United Motorcoach Association, for 20 yrs
Seamus Hatch
Mobility_
LogicWorks, Accenture, Sybase - twenty years building valuable businesses around innovative technology
Keith Gordon
Sports_
Former President, NFL Players Inc
Patrick McQuown
Entrepreneur_
Cofounder & CEO of Proteus; Executive Director - Entrepreneurship at Towson University
Thomas Silver
Marketing_
SVP, Dice Holdings, management
VP, Amex of company's first travel tech product
Tom Ajello
Product_
User experience specialist
Sr. Partner, Lippincott
Brian Antolin
Buses_
Founder and one of the leading voices in intercity travel and transportation in the US
Jeffrey Chernick
Mobility_
Cofounder of RideAmigos, transportation demand management technology licensed by municipalities and organizations globally
Mark Wachen
Venture_
Founder of CardSnacks and Founder of multiple venture firms and funds
Seth Berkowitz
Founder_
Founder and CEO at Insomnia Cookies
Joseph Coyne
Venture_
Harvard Business School, investing capital for institutions, family offices
Derek Kleinow
Mobility_
Venture Capital Business Development team at Amazon Web Services and founder
Steffen Braun
Entrepreneur_
CEO of KI group HQ, home of entrepreneurs, solvers & creators
Rudy Lowy
Entrepreneur_
Founded multiple insurance firms
Whitny P Sobala
Brand_
Founder of purpose-driven, brand building marketing firm
Mike Adler
HR_
20 years of experience recruiting for high scaling venture backed companies
28
rally

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of the Offering Memorandum the Company has entered into employment agreements with Narinder Pal Singh Chadha, Numaan Akram, and Axel James Hellman. The table below sets forth the compensation of its officers as of the date of the Offering Memorandum.

This section discusses the material components of the executive compensation program in fiscal year 2023 for the individuals who are named in the "Summary Compensation Table" below. Our principal executive officers

and the next two most highly compensated officers, were as follows:

- Narinder Singh, our Chief Executive Officer, founder and member of our board of directors;
- Numaan Akram, our Chief Technology Officer, founder and member of our board of directors;
- Axel Hellman, cofounder and our Senior Vice President of Lines; and
- Siheun Song, cofounder and member of our board of directors.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our principal executive officers and the next two most highly compensated officers for the year ended December 31, 2023:

Name	Fees earned or paid in cash	Stock awards	Option awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Narinder Singh *Chief Executive Officer*	$150,000						$150,000
Numaan Akram *Chief Technology Officer*	$150,000						$150,000
Axel Hellman *SVP of Lines*	$75,000		$3,000				$78,000
Siheun Song *SVP of Events*	$75,000		$3,000				$78,000

Outstanding Equity Awards at 2023 Year-End

As of December 31, 2023, Siheun Song and Axel Hellman were the only principal executive officers that hold any outstanding equity awards.

Agreements with Rally's Named Executive Officers and Potential Payments Upon Termination or Change of Control

Executive Employment Arrangement with Numaan Akram. The company has entered into a formal executive employment agreement with Mr. Akram. Mr. Akram's annual salary is set forth in the compensation table above and, as with all our employees, he is eligible to participate in our corporate health and welfare benefit plans. Mr. Akram has no term of employment and is an at-will employee.

Executive Employment Arrangement with Narinder Singh. The company has entered into a formal executive employment agreement with Mr. Singh. Mr. Singh's annual salary is set forth in the compensation table above and, as with all our employees, he is eligible to participate in our corporate health and welfare benefit plans. Mr. Singh has no term of employment and is an at-will employee.

Executive Employment Arrangement with Axel Hellman. The company has entered into a formal executive employment agreement with Mr. Hellman. Mr. Hellman's annual salary is set forth in the compensation table above and, as with all our employees, he is eligible to participate in our corporate health and welfare benefit plans. Mr. Hellman has no term of employment and is an at-will employee.

Director Compensation

In 2023, no director received cash, equity or other non-equity compensation for service on Rally's board of directors. Rally currently has no formal arrangements under which directors receive compensation for their service on Rally's board of directors or its committees. Rally's policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors. None of Mr. Akram, Mr. Singh or Mr. Song receive additional compensation for their services as directors.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 10% or more equity in a class of securities in the company as of the date of this Offering Memorandum, are reflected in the below table:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Narinder Singh	10,469,804 of Common Stock	25.7%
Numaan Incorporated	4,542,471 of Common Stock	11.2%

The following table describes our capital structure as of July 2, 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-Issued	Available
Common Stock	56,000,000	22,740,373		
Preferred Stock*	18,528,278	17,993,110	0	0

* As of July 2, 2024, the Company's preferred stock consisted of the following authorized stock detailed in the section "SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY":

- 201,196 shares of Series Seed-1 Preferred Stock;
- 1,437,798 shares of Series Seed-2 Preferred Stock;
- 1,365,492 shares of Series Seed-3 Preferred Stock;
- 3,282,047 shares of Series Seed-4 Preferred Stock;
- 779,333 shares of Series Seed-5 Preferred Stock;
- 671,537 shares of Series Seed-6 Preferred Stock;
- 6,782,521 shares of Series Seed-7 Preferred Stock;
- 1,257,117 shares of Series Seed-8 Preferred Stock;
- 2,216,071 shares of Series Seed-9 Preferred Stock; and
- 535,168 shares of Series Communitas-1 Preferred Stock, which are being issued in connection with the offering.

Share Based Compensation

The Company has share-based compensation plans under which 10,465,245 shares are reserved. As of December 31, 2023, there were 9,559,190 options outstanding under these plans and 906,055 options available for future issuance. The primary plan, the Rally Communitas Corp Stock Incentive Plan (the "Stock Incentive Plan"), provides for long-term performance compensation for management and members of the Board of Directors. Under the Stock Incentive Plan, a variety of discretionary awards for employees and non-employee directors are authorized, including incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, and bonus stock. These programs are administered by the Board of Directors and its Compensation and Management Development Committee.

The Stock Option Plan issued by Ourbus Inc. and Rally Bus Corp prior to the year 2021 has been cancelled by virtue of merger and new ESOPs have been provided to the option holders of Ourbus Inc. and Rally Bus Corp. under the Rally Communitas Corp Stock Incentive Plan.

Stock Options — The fair values of option grants are estimated on the date of grant using the Black- Scholes option-pricing model. The grants are contingent upon continued employment and generally vest over a three-year period. Expense is recognized on a straight-line basis over the applicable vesting periods. Option terms generally do not exceed 10 years.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

	% of Proceeds	**If Target Offering Amount Sold**	**If Maximum Offering Amount Sold**
Intermediary Fees**	8.5%	$850	$104,975
Marketing	45%	$4,500	$555,750
Product research and development	1.25%	$125	$15,437
Consultant Service	18.5%	$1,850	$228,475
Employment and Talent Acquisition	6.25%	$625	$80,275
General Working Capital	20.5%	$20,50	$253,175
Total	**100%**	**$9,999**	**$1,234,998***

*These figures are rounded to the nearest whole dollar.
** The Intermediary takes a total of eight and five tenths percent (**8.5%**) cash commission on cash proceeds received in the Offering (the "**Intermediary Fees**"). In addition to the Intermediary Fees, the Intermediary and its affiliates will also receive a one-time $43,000 payment and a $12,000 monthly maintenance and marketing fee that are not reflected in the table above. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company does have discretion to alter the use of proceeds as set forth above. **The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.**

FINANCIAL DISCUSSION

Financial Statements

Our financial statements can be found in Exhibit B to the Form C/A of which this Offering Memorandum forms a part. The financial statements were reviewed by Set Apart FS. The financial statements of Rally Communitas Corp. have been prepared on a consolidated basis.

The reviewed financial statements included in this Offering Memorandum and filed as Exhibit B have been prepared on a consolidated basis.

The consolidated entities whose audited financial statements are presented in Exhibit B include:

- OurBus, Inc.
- Rally Bus Corp.
- Rally Bus CA, Inc.
- OurBus India Private Limited
- Rally Communitas Corp.

The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Overview

Rally's mission is to create regional transportation networks that dynamically interconnect cities with robust, safe, cost-effective and environmentally responsible mobility solutions. We seek to fulfill that mission by developing technology that addresses the specific challenges of regional transportation.

Rally plans bus trips to events and cities using technology and business innovations. We market these rides to individuals seeking transportation. Our applications then dispatch the fleets of the fragmented private bus industry to fulfill the demand we create. Today, we believe we are the fastest-growing bus transportation network in the United States. To date, we have facilitated more than 1.7 million rides.

As an asset-lite mobility company, Rally creates a layer of brand, technology, and services around the existing private bus industry. The company and its subsidiaries do not own buses; rather, we network together the fleets of existing businesses that own and operate buses.

Liquidity and Capital Resources

Pursuant to the Statement of Cashflows below, as of 12-31-2023, the Company's cash on hand was $128,211, and as of 12-31-2022, it was $978,362. The Company has historically operated with limited cash on hand and has relied heavily on credit

Currently, we estimate our burn rate (net cash out) to be on average $122,828 per month, but will decrease with the proceeds of this Regulation CF Offering. We are planning to meet all our expenses with revenues, both realized and unearned, as we continue to grow. Furthermore, our vendor agreements enable us to defer payments to further extend our runway through advantageous cash flow.

The Company will rely on the net proceeds of $1,234,998 from this Regulation CF Offering to satisfy the Company's cash requirements for the next 12 months. If the Company cannot raise the full amount it seeks through this Offering, the Company will need to seek other sources of financing to cover its cash requirements. In order to develop a reliable source of revenues, and achieve a profitable level of operations, the Company may

also need, among other things, additional capital resources. Management's plans include raising additional capital through: (i) borrowings, (ii) the sale of additional equity via additional Regulation CF issuances after the requisite financial audit, and (iii) the sale of additional equity via a planned subsequent Regulation A issuance.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our members, in case of an equity or unit financing.

Recent offerings of securities

Exemption Relied Upon	Security Offered	Date of Offering	Amount Raised	Use of Proceeds
Rule 506(b) of Regulation D	Convertible Note	March 2021	$1,300,000	Growth and operations
Rule 506(b) of Regulation D	Simple Agreement for Future Equity (SAFE)	2021	$150,000	Growth and operations
Rule 506(b) of Regulation D	Simple Agreement for Future Equity (SAFE)	2022	$150,000	Growth and operations
Rule 506(b) of Regulation D	Convertible Note	December 2022	$1,000,000	Growth and operations

Indebtedness

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 90,034	1.00%		3/1/2021	3/1/2026	$ -	-	$ 59,747	$ -	$ 59,747	$ -	$ -	$ 30,185	$ 60,164	$ 90,348
SBA EIDL Loan	$ 150,000	3.75%		5/24/2020	5/24/2050	$ 5,625	-	$ 8,772	$ 138,226	$ 146,998	$ 5,609	$ -	$ 8,772	$ 140,808	$ 149,580
Pay Pal Working Capital loan	$ 150,000		$ 6,119	3/2/2020	12 months	$ -	-	$ 78,368	$ -	$ 78,368	$ -	$ -	$ 34,020	$ 24,730	$ 58,750
SBA EIDL Loan	$ 150,000	3.75%		5/27/2020	5/27/2050	$ 18,282	-	$ 29,868	$ 457,658	$ 487,526	$ 18,699	$ -	$ 29,868	$ 468,776	$ 498,644
Atul Sharma Shareholder Loan Agreement	$ 100,000	8.00%		12/31/2020	12/31/2024	$ 8,000	-	$ 100,000	$ -	$ 100,000	$ 8,000	$ -	$ 100,000	$ -	$ 100,000
Kirti Khanna Shareholder Loan Agreement	$ 69,350	0.50%		12/31/2019	12/31/2023	$ 347	-	$ 69,350	$ -	$ 69,350	$ 347	$ -	$ 69,350	$ -	$ 69,350
Narinder P S Chadha Shareholder Loan Agreement	$ 300,000	7.00%		7/22/2022	12/31/2023	$ 21,000	-	$ 300,000	$ -	$ 300,000	$ 21,000	$ -	$ 300,000	$ -	$ 300,000
Narinder P S Chadha Shareholder Loan Agreement	$ 300,000	0.50%		12/31/2019	12/31/2023	$ 1,500	-	$ 300,000	$ -	$ 300,000	$ 1,500	$ -	$ 300,000		$ 300,000
Quick Logistics Solutions Inc	$ 136,461	0.50%		12/31/2019	12/31/2023	$ 682	-	$ 78,428	$ -	$ 78,428	$ -	$ -	$ -	$ 90,461	$ 90,461
Promissory Note- Sharma Family Holdings, LLC	$ 1,000,000	8.00%		12/15/2017	12/31/2024	$ 80,000		$ 1,000,000		$ 1,000,000	$ 80,000			$ 1,000,000	$ 1,000,000
Total						**$ 135,436**	**$ -**	**$ 2,024,532**	**$ 595,885**	**$ 2,620,417**	**$ 135,155**	**$ -**	**$ 872,195**	**$ 1,784,939**	**$ 2,657,134**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 2,024,532
2025	59,588
2026	59,588
2027	59,588
2028	59,588
Thereafter	357,531
Total	**$ 2,620,417**

Plan of Operations and Milestones

During 2023 the Company achieved the following milestones:

- Revenue increased from USD 27.93 Million in 2022 to USD 34.12 Million
- Gross Margins increased from USD 0.6 Million in 2022 to USD 6.39 Million in 2023

- Net Cash Loss (before depreciation and interest reduced from USD 7.28 million to USD 1.47 Million.

Over the course of the next 12 months the Company intends to do the following, provided that Company operations continue as normal, meaning margins stay the same (bus fill rates stay the same) and year over year growth rate remains consistent:

- Revenue is Budgeted to increase to USD 43.41 Million
- Gross Margin is Budgeted to increase to USD 8.35 Million
- EBIDTA is Budgeted to be USD 0.6 Million.

Trends

Rally's management believes that the growing interest in rideshare and transport demand-matching platforms represents an enduring shift in consumer behavior. Rally offers solutions to all the participants of our managed marketplace who collectively benefit from trends that we track closely, some of the most important of which are highlighted here.

A Market Poised for Growth

- A large and deeply rooted market of intercity transportation demand;
- Increasing and changing cultural norms for environmental consciousness and responsibility; and
- Opportunities to generate additional revenue streams as critical mass is achieved.

Increasing Mobility as a Service Options and Demand

- With the MaaS model established by technology-enabled ride hailing platforms, Rally is addressing new use-cases not serviced by individual vehicles;
- Changing car ownership rates that create a need for new regional transportation options; and
- Cultural shift to the trip economy, where those seeking transportation will choose the best option and not default to the status quo of the car.

First Mover Advantage

- Unique market position applying the MaaS model to intercity regional transportation;
- Advantages reflected in search engine ranking, with Rally as a top result in searches for bus travel to many venues and city pairs; and
- A distinct name and service that leverages established trends in the marketplace.

Dynamic Delivery with Reduced Business Risk

- Developing software that predicts and aggregates demand to maximize trip profitability;
- Popup bus stops and dynamic routing to maximize yields; and
- Asset-lite model of zero bus supply ownership means low fixed costs.

Leveraging Excess Capacity

- Leveraging underutilized resources of local charter bus operators to unlock the value of their assets;
- Providing local bus companies additional revenue by creating new demand for their buses, not disintermediation of existing client relationships; and
- Improving existing road infrastructure productivity by maximizing throughput with high-capacity vehicles.

Proven, Replicable, and Scalable

- Established and growing bookings or expressed interest identified in thousands of cities;
- Partnerships have resulted in significantly higher acquisition conversion rates versus direct consumer acquisition; and

- Applying technology-enabled expansion to reduce the cost of regional and global growth.

COVID-19

In March 2020, the World Health Organization declared the outbreak of coronavirus ("**COVID-19**") a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting drivers, merchants, consumers and business partners, as well as our business, results of operations, financial position, and cash flows. Various governmental restrictions, including the declaration of a federal National Emergency, multiple cities' and states' declarations of states of emergency, school and business closings, quarantines, restrictions on travel, limitations on social or public gatherings, as well as other measures have, and, if re-instituted, may continue to have, an adverse impact on our business and operations, including, for example, by reducing the nation-wide and global demand for mobility rides.

Please refer to the section entitled *"Risk Factors"* included elsewhere in this proxy statement/prospectus for more information. We are unable to predict the full impact that the COVID-19 pandemic will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic and actions that may be taken by government authorities across the United States. We will continue to monitor the performance of our business and reassess the impacts COVID-19.

Key Factors Affecting Results of Operations

We believe that our future success and financial performance depend on several factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section titled "Risk Factors" included elsewhere in this Offering Statement.

Creating and Capturing Customer Demand

We grow our business by attracting and retaining new riders to our Events and Lines business offerings. Our ability to cost-effectively attract new riders and retain and increase the use of our offerings by existing riders is critical to scaling our business. We anticipate our increased investment in Rally software will attract customers by improving their user experience, increasing the quality of service, and providing new features to differentiate our offerings from competitors.

We offer incentives for first time riders to try Rally as well as incentives for existing riders to refer new riders to Rally. We plan to further invest in our current referral program as it is our best performing marketing channel. We also plan to increase investments in brand and growth marketing initiatives in an effort to attract new riders and retain them as customers. As discussed below, we also intend to expand into new geographical markets in the U.S. and Canada, which we believe will also increase the number of riders. To the extent we fail to continue to attract riders to Rally and grow our rider base, expand riders' usage of our business offerings over time or increase our share of riders' transportation spend, our revenues, margins, and other results of operations could be negatively impacted.

Availability of Bus Operator Supply

Our ability to onboard bus operators that have high-quality buses and drivers is critical to fulfilling our rider demand and delivering a quality and satisfying user experience. The more dedicated and able bus operators that decide to participate on Rally's managed marketplace, the more trips and rides we are able to provide.

An increased demand for charter buses during certain periods may result in the decrease of supply for our business. In anticipation of this market reality, we may provide incentives to vendors to fulfill our trips, in addition to any of our standard incentives offered in our service level contracts with vendors. If we fail to continue to contract with dedicated and able bus operators and grow the number of trips we offer, riders' usage of Rally may decrease and our results of operations would be harmed.

In addition, when we enter new geographical markets, we typically need to make significant upfront investments to drive sufficient scale of drivers in order to establish a functioning marketplace for our riders, which could adversely affect our results of operations in the periods in which such investments are made and delay our efforts to achieve profitability.

Live Event Characteristics, Attendance Fluctuations, and Other Extraneous Factors Affect Events Growth Rates

Certain factors outside of our control may cause fluctuations in our occupancy rates resulting in occupancy growth not being linear. For example, if Dave Matthews Band decides to not tour in a given year, their fans will not use us to travel to the band’s concerts, despite Rally’s high awareness level within this passionate community. Conversely, if the Buffalo Bills succeed and host additional postseason games, each additional event represents another opportunity for an additional 71,608 (average Bills home stadium attendance as of 2022) fans to consider Rally services. Another example is the “Women’s March on Washington” in January 2017, which generated significant revenue for Rally, which may not recur in subsequent periods. Though these event characteristics and attendance fluctuations will always exist, Rally will seek to diversify our relationships with these communities of these types in order to reduce the impacts of such extraneous factors.

Launching New Lines and Stop Combinations

Revenue from our Lines business offering is directly impacted by the number of stop combinations for which we offer service. While existing stop combinations generate higher margins over time, newly launched stop combinations may initially operate at a negative gross margin. As the new stop combination gains awareness and more rides are sold, the stop combination may become profitable, or we may choose to discontinue service. Because Rally does not own buses, these changes are easy to make and significantly mitigate the risk of offering new Line services. As we launch new lines and stop combinations, average Lines gross margins may be suppressed below historical averages. For example, in 2018, we launched an intercity route between New York City and various stops in upstate New York. For the first four months of the route, we operated trips at a loss. Beginning in month five, the route became profitable, ultimately resulting in a 245% return on investment in the first year after launch. If we fail to launch profitable lines and stop combinations, it may have an adverse impact on our finances.

Geographic Expansion

Our capacity for continued growth and ability to achieve and maintain profitability depends in part on our ability to operate and compete effectively in different geographic markets. We offered our Event services throughout the United States in 2015 and launched our Lines offering in 2016. Our core Events and Lines offerings are now available in the United States and Canada; Events offering is available in Germany, and our Platform offering is live in Brazil.

Each market is subject to distinct competitive and operational dynamics. These factors include our ability to offer more attractive transportation offerings than alternative options, to efficiently onboard bus operator vendors, to sufficiently train operators’ drivers on our software, to maintain a sufficient occupancy rate on our trip buses, and to increase the number of stop combinations available, all of which affect our performance. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the geographic markets where we operate.

Ability to Maintain Service Level Agreements

To be part of our platform, bus operators agree to our service level agreements (“**SLA**”). SLAs are minimum sets of standard requirements designed to ensure that Rally is providing a consistent, high-quality offering to its riders. SLAs may include a variety of metrics such as the age of the bus, the cleanliness of the vehicle, and the behavior of the driver. Rally contracts with operators in ways that provide incentives to fulfill our SLAs.

Furthermore, violations of the SLAs result in penalties or even exclusions from the approved vendor list.

For bus operators to fulfill the SLAs as defined, riders, operators, and drivers must use Rally's software to deliver our services. Should any of these users, or other users in supporting roles, fail to utilize our technology, the quality of our services may suffer, and the results of operations could be negatively impacted. For this reason, Rally continuously strives to improve the features and functions of our applications in order to give our users every incentive to use the software and for operators to comply with and work to exceed the minimum service levels of our SLAs.

Continuously Innovate Through Technology

We have made, and will continue to make, significant investments in our technology to acquire and retain riders, vertically integrate with vendor bus operators, and expand the capabilities and scope of our services to enhance the user experience. In addition, we may invest in new and existing businesses that may lower our margins temporarily but enhance our capabilities, deliver revenue growth, and enable us to achieve and maintain long-term profitability. In the short-term, our finances may be impacted negatively.

Ability to Successfully Develop and Launch New Offerings

We continuously evaluate and expand service offerings through development of new features.

In addition, we are in the preliminary stages of developing our Platform and Network Offerings to maintain our competitive advantage and unique position in the regional transportation sector of MaaS. There is no assurance that these new offerings will be successfully integrated into our business or generate substantial revenue, and operating costs and integration risks from these and any other future offerings may negatively affect our financial performance.

Fuel Prices

A sustained increase in fuel prices may result in higher bus supply costs. Rally may choose to offset this increased cost of sales by increasing the price we charge our riders for our services, thereby keeping margins relatively stable, or the higher costs may reduce our margins. Furthermore, rising fuel costs may increase the demand for our services as customers look for more cost-effective shared transportation options.

Components of Results of Operations

Below are general definitions of the income statement line items set forth in Rally's period over period changes in results of operations.

Revenues

Our primary revenue streams consist of our Lines and our Events business offerings. Revenues primarily include the proceeds from selling bus rides to individual passengers on a retail basis in our Lines and Events businesses. Revenues from bus rides sales are recorded at the time when the ride has been completed.

Our Lines business offering, which we brought to the market in 2016, earns revenue by selling individual bus rides to passengers taking intercity trips. The ride price we charge is determined by considering the location, distance traveled, timing, and projected demand for the trip. For example, an intercity trip between Ithaca, NY and New York City will be priced higher during the high-demand winter holiday as opposed to a low-demand day in the middle of summer. Revenues from bus rides sales are recorded at the time when the trip is started.

Our Events business offering, launched in 2015, earns revenue by selling individual bus rides to

passengers attending live sports and entertainment or other special events. For pricing, we consider the location, distance traveled, timing, and projected demand for the trip, as well as the average ticket prices for the event riders are attending. For example, the price for a ride to the Super Bowl may be higher than the price of a concert at the same venue, given that the former attracts an affluent audience with a higher willingness to pay.

Our secondary revenue streams consist of our Platform and Network business offerings. Our Platform business offering, which we brought to the market in 2019, earns revenue using a software-as-a-service (SaaS) model. We earn revenue by licensing our technology to bus operators, or having customers subscribe to our software. Platform revenues include the fees from subscriptions and licenses of our technology to bus operators.

Our Network business offering revenue has not yet been reported on separately. Our projections begin reporting on this offering in 2024 when we expect it to merit separate reporting, and at which time we will report on revenue recognition.

Cost of Sales

Cost of sales for our Events and Lines business consists primarily of paying a bus operating company to "charter" a bus for a specific trip. The cost is for the bus to be run in accordance with our service level agreements for a given time, distance, and route of a specified bus trip. The charter price we pay to the bus operator includes the underlying cost of the driver wages, insurance coverage as required by law, and variable costs such as parking, gas, tolls, and any other fees or costs of operations as required by our contract specifications.

The charter price we pay for a bus is fixed regardless of the amount of bus rides Rally sells to its individual customers. The number of individual rides sold on any bus trip, divided by the total number of seats available on the same bus, is our "occupancy rate." The higher the occupancy rate, the greater the profit margin on the trip. We sometimes choose to offer additional incentives to operators for good performance, positive ratings, high occupancy rates, or other related factors.

Cost of sales for Platform includes our hosting costs and any associated labor needed to set up a customer for a subscription or licensing agreement.

Cost of sales for Network offerings are not being described as we project it to start producing substantial revenue in 2023.

Sales, Marketing and Operations Expense

Sales, marketing and operations expenses include advertising, commissions, personnel-related compensation costs, rent and professional fees. Rally recognizes these costs in the period they are incurred.

Depreciation and amortization Expenses

Depreciation and amortization expenses primarily consist of depreciation of our fixed assets and amortization of our intangible assets including proprietary technology and license agreements. Rally recognizes these costs on a straight-line basis over the estimated useful lives of the assets.

General and Administrative Expense

General and administrative expenses consist of corporate overhead expenses such as, office costs, travel costs, insurance, bank fees, utilities, communication and other costs. Rally recognizes these costs in the period they are incurred. Following the completion of the Business Combination, we expect that general

and administrative expenses will increase in absolute dollars as a result of operating as a public company.

Technology and development

Technology and development costs consist of software production costs for our various business offerings. Consulting expenses are related to technology and development activities as well as regulatory activities and certain third-party engineering costs. Costs incurred during the preliminary planning and evaluation stage of the application are expensed as incurred. Costs incurred during the application development stage of the project are capitalized.

Provision for income taxes

We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes as well as net operating loss carry forwards and tax credit carry forwards. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Significant judgment may be required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that is more likely than not to be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. We recorded a full valuation allowance as of December 31, 2023, and December 31, 2022. Based on available evidence, we believe that it is more-likely-than-not that we will be unable to utilize all our deferred tax assets in the future.

Results of Operations

The following is a discussion of our results of operations for the periods shown below, and our accounting policies are described in Note 1 in our reviewed consolidated financial statements for the years ended December 31, 2023, and 2022.

Comparison of the Consolidated Results of Operations for the years ended December 31, 2023, and December 31, 2022

Revenues. Revenues for our Lines business offering for the year ended December 31, 2023, was $28.35 million compared to $24.87 million for the year ended December 31, 2022. Revenues for our Events business offering for the year ended December 31, 2023 was $5.68 million compared to $2.97 Million in 2022. Revenue generated via our Platform and Network business offerings was immaterial for the years ended December 31, 2023 and December 31, 2022. Our total revenue increased by $6.19 million, or 22%, to $34.12 million for the year ended December 31, 2023 compared to $27.93 million for the year ended December 31, 2022. The total increase in revenue for our Lines and Events business offerings is primarily attributable to continued organic and marketing-driven growth in the business.

Cost of Sales and Gross Margin. Total cost of sales increased by $0.4 million, or 1.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to the additional bus supply required to service the increasing demand for our Events and Lines services. Gross profit increased by $5.79 million, or 1067% for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was attributable to an increase in total revenues of $6.19 million as discussed above, partially offset by an increase in cost of sales of $0.4 million.

Sales, Marketing and Operations Expense. Sales, marketing, and operations expenses increased by $0.25 million, or 4%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This

increase was driven by an increase in marketing activities to generate and capture demand. The personnel costs are directly attributable to the servicing of the increased demand as described above, and include costs for customer care, supporting supply-side logistics, and increasing advertising costs.

Depreciation and amortization Expenses. Depreciation and amortization expenses decreased by $0.03 million, or 5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was driven primarily by a change in useful life of our proprietary technology which caused a $0.03 million acceleration of amortization for the year ended December 31, 2022, as well as an increase in amortization related to our acquired intangibles from our internal corporate restructuring in December 2020.

General and Administrative Expenses. General and administrative expenses decreased by $0.47 million, or 43%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This amount was saved primarily by a concerted efforts of Cost reduction. General and administrative expenses are expensed as incurred.

Technology and Development Expenses. Technology and development expenses increased by $.21 Million or 32% for the year ended December 31 2023, compared to the year December 31, 2022. For the year ended December 31, 2023 Tech expenses were $0.87 Million, compared to $.66 Million for the year ended December 31, 2022, the increase was mainly attributable research leading to developing new features and functionalities.

Off-Balance Sheet Arrangements

As of December 31, 2023, and December 31, 2022, Rally did not have any off-balance sheet arrangements or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Use of Estimates

Preparations of Consolidated Financial Statements in conformity with GAAP require us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could materially differ from these estimates. On an ongoing basis we evaluate our estimates including those relating to fair values, intangible assets, useful lives of intangible assets, income tax, contingent liability among others. We base our estimates on assumptions both historical and forward looking that are believed to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities.

Share-Based Compensation

We account for equity-based compensation arrangements granted to employees in accordance with ASC 718, “Compensation: Stock Compensation”, by measuring the grant date fair value of the award and recognizing the resulting expense over the period during which the employee is required to perform service in exchange for the award. Equity-based compensation expense is only recognized for awards subject to performance conditions if it is probable that the performance condition will be achieved. We account for forfeitures when they occur.

Proprietary Technology

Costs incurred to develop software and our platform for internal use consist primarily of direct employee related and third-party contractor costs and are accounted for pursuant to ASC 350-40, Internal Use Software. Costs incurred during the preliminary planning and evaluation stage of the project are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. We develop software that is used in providing services to customers. Capitalization of internal-use software primarily associated with operating platforms. Intangible assets are stated at the lower of cost or fair value. Proprietary technology is amortized on a straight-line basis over the period of five years, representing the period over which we expect to

receive future economic benefits from these assets. Prior to January 1 2021, proprietary technology was amortized over seven years. In connection with the Rally acquisition, in order to conform accounting policies, we reduced the lives for all proprietary technology to five years.

Long-lived Assets Including Goodwill and Other Acquired Intangibles Assets

We evaluate the recoverability of property and equipment and acquired finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any significant impairment charges during the years presented.

We review goodwill and trademarks for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. The fair value of our reporting unit exceeded its carrying value. Accordingly, as of December 31, 2023, no impairment of goodwill and trademarks has been identified.

Goodwill and trademarks are a significant component of our consolidated assets. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that there are any adverse changes in our assumptions and estimates that are reasonably likely to occur that would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in our operating results, we may have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. We routinely review the remaining estimated useful lives of property and equipment and finite-lived intangible assets. If we change the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

Preferred Stock

The Company accounts for its preferred stock in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Given the predominantly Equity-Like characteristics of the Preferred Stock, such transactions will be recognized on its settlement date (i.e., the date the proceeds are received, and the shares are issued) and recorded at the amount of cash proceeds received (which also approximates fair value). Based on the fact that the agreements contain a redemption and change-in-control feature, such transactions will be classified as mezzanine equity in accordance with ASC 480-10-S99-3A. As a result of the mezzanine equity classification, any Issuance costs will be recorded as a reduction of the share balance. If the preferred shares become probable of being redeemed at the option of the preference shareholders at a future date, the Company will accrete the carrying amount of its redeemable convertible preferred shares to equal the redemption value at the end of each reporting period using the interest method.

Revenue Recognition

The Company generates its revenue from offering bus transportation through its technology platform. Substantially all of the Company’s revenue is generated from sales of bus rides and is recognized in accordance with Accounting Standards Codification Topic 606 (“**ASC 606**”). In addition, the Company generates revenue in accordance with ASC 606 from licensing and data access, primarily with third-party companies.

We adopted Accounting Standards Update 2014-09, “Revenues from Contracts with Customers” as well as other clarifications and technical guidance issued by the Financial Accounting Standards Board related to this new

revenue standard. We apply judgment in the determination of performance obligations in accordance with ASC 606, Performance obligations in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. In addition, a single performance obligation may comprise a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. This principle is achieved through applying the following five-step approach:

- Step 1 — Identification of the contract, or contracts, with a client.
- Step 2 — Identification of the performance obligations in the contract.
- Step 3 — Determination of the transaction price.
- Step 4 — Allocation of the transaction price to the performance obligations in the contract
- Step 5 — Recognition of revenue when, or as, we satisfy a performance obligation.

For ticket sales revenue, the Company's single performance obligation in the transaction is to connect drivers with riders to facilitate the completion of a successful bus transportation service for riders. The Company recognizes revenue upon completion of a ride as its performance obligation is satisfied upon the completion of the ride. The Company collects the fare and related charges from riders on behalf of drivers using the rider's pre-authorized credit card or other payment mechanism and retains its fees before making the remaining disbursement to drivers. The Company has determined they are the principal in the customer arrangement as the Company has the primary responsibility for fulfillment and acceptability, inventory risk and the Company has discretion in setting the price for each ride.

The Company generates revenue from licensing and data access agreements. The Company is primarily responsible for fulfilling its promise to keep the platform live 24/7 over the license period. The Company recognizes revenue ratably over time as the performance obligation is satisfied.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 1 to our consolidated financial statements and notes thereto for the years ended December 31, 2023, and 2022 included elsewhere in this proxy statement/ prospectus.

Recently Adopted Accounting Standards

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 clarifies and simplifies accounting for income taxes by eliminating certain exceptions for intra period tax allocation principles, and recognition of deferred taxes for outside basis differences in an investment, among other updates. The adoption of ASU 2019-12 did not have a material impact on the Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which affect certain aspects of the previously issued guidance. In December 2018, the FASB issued ASU No. 2018-20, Narrow-Scope Improvements for Lessor, Leases (Topic 842), which provides guidance on sales tax and other taxes collected from lessees. In December 2019, the FASB issued ASU No. 2019-01, Codification Improvements to Topic 842, Leases, which affect certain aspects of the previously issued guidance. Amendments include an additional transition method that allows entities to apply the new standard on

the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings, as well as a new practical expedient for lessors. The Company did not have any long-term leasing arrangements as of December 31, 2023 therefore, the announcement related to this standard did not have impact on its Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815- 40). The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users.

In addition, the FASB amended the derivative guidance for the "own stock" scope exception and certain aspects of the EPS guidance. The Company has elected to early adopt ASU 2020-06 as of January 1, 2021.

Recently Issued Accounting Standards

In June 2016, The FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The standard is effective for the Company on January 1, 2023. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial statements.

Cash and Cash equivalents

Our cash equivalents as of December 31, 2023, consisted of $128,211 in bank accounts. Our future capital requirements will depend on many factors, including, but not limited to our growth, our ability to attract riders to our service offerings, our ability to attract operators to our platform offerings, and our ability to attract customers to the offerings created via network effects; they also depend on the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

Consolidated Statement of Cash Flows

Cash Flows Used in Operating Activities

December 31, 2023, net cash used in operating activities of $0.8 million was due primarily to a net loss of $2.47 million, offset by non-cash items of $.74 million and changes in operating assets and liabilities of $.93 million.

For the year ended December 31, 2022 net cash used in operating activities of $1.26 million was due primarily to a net loss of $8 million and changes in operating assets and liabilities of $6.05 million, offset by non-cash items of $0.7 million.

Cash Flows Used in Investing Activities

For the year ended December 31, 2023, net cash provided by investing activities of $0.34 million was due to software development costs of $0.34 million.
For the year ended December 31, 2022, net cash used in investing activities of $0.27 million was due to

software development costs $.24 and acquisition of Laptops etc $0.03 Million.

Cash Flows Provided By Financing Activities

For the year ended December 31, 2023, cash flows provided by financing activities was $0.32 million as a result of proceeds from the Forward Financing agreement of $0.34 million, offset by repayments of debt of $0.02 Million.

For the year ended December 31, 2022, cash flows provided by financing activities was $1.64 million as a result of proceeds from the issuance of convertible notes of $1.00 Million proceeds from the issuance of Safe instrument $0.25 Million and other debt of $.38 million (net of repayments).

Going Concern

Rally officially commenced operations on January 1, 2015, with its first round of outside financing having been completed. We have raised multiple rounds of capital since, including a series of convertible notes and SAFEs in 2021 and 2022 totaling $1,333,333. The business operations from January 2015 (inception) through December 31, 2023, have been funded by $14,000,000 of proceeds from the issuance of convertible promissory notes, equity financings, SAFEs, and related-party notes. The majority of our loans mature between one year and five years. Our SBA loan matures in 30 years, and our SAFEs and certain related-party notes do not have a maturity date. Interest on the majority of our loans will be accrued between 0% and 3.75% annually based on the simple interest method (365 days per year).

To fund the development and scaling of the technology platform and acquisition of customers, Rally initially incurs losses with the expectation that they will generate a high margin revenue stream in the future. Rally has incurred losses to date approximating $17.2 million and as of December 31, 2023, has a working capital deficit of approximately $15.9 million. While there can be no assurances, management and the Rally’s board of directors anticipate that the Company will eventually reach a scale where the revenues from existing customers will offset the platform development and acquisition costs for new customers to reach profitability, and they believe that the size and nascent stage of Rally’s target market justify continuing to invest in growth even at the expense of short-term profitability.

Rally’s growth strategy will require additional external investment in the form of either equity or debt. Rally has successfully funded its losses to date through several rounds of equity financing and issuing debt. To date, Rally has raised over $7 million in financing to fund its operations. If the maximum redemption occurs, or redemptions in an amount that would leave the Company with cash or cash equivalents in an amount less than the Company’s working capital deficit, or if Rally is unable to raise additional capital moving forward, its ability to operate in the normal course and continue to invest in its products may be negatively impacted and Rally may be forced to scale back operations or divest some or all of its products.

These factors raise substantial doubt about Rally’s ability to continue as a going concern. The Company has a net operating loss of $2,096,094, an operating cash flow loss of $825,353, and liquid assets in cash of $128,211, which is less than a year’s worth of cash reserves as of December 31, 2023. The Company’s ability to continue as a going concern in the next 12 months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that

might result from these uncertainties.

General Economic Trends, Quarterly Results of Operations and Seasonality

Rally anticipates that its business will be affected by general economic and other consumer trends. The business may be subject to fluctuations in future operating periods due to a variety of factors, many of which may be outside of Rally's control.

Qualitative and Quantitative Disclosures about Market Risk

Rally may have operations both within the United States and internationally and will be exposed to market risks in the ordinary course of our business. These risks include primarily interest rate and foreign currency exchange risks amongst other risks.

Interest rate risk

Our cash equivalents as of December 31, 2023, consisted of $128,211 in bank accounts. We believe that we do not have any material exposure to changes in the fair value of these assets. We do not believe that a hypothetical 10% change in interest rates would have a material effect on our consolidated cash flows or operating results.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development expenses. We do not believe inflation has had a material effect on our results of operations during the periods presented in this Offering Statement/information statement.

Foreign Currency Exchange Risk

Rally may transact business in various foreign currencies and have international revenue, as well as costs denominated in foreign currencies. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, would negatively affect our revenue and other operating results as expressed in U.S. dollars.

RELATED PARTY TRANSACTIONS

On December 31, 2019, the Company entered into a shareholder loan agreement with Narinder P S Chadha in the amount of $300,000. The loan bears an interest rate of 0.5% per annum. The Loan is repayable in full on December 31st, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $300,000.

On December 31, 2019, the Company entered into a loan agreement with Quick Logistics (the related party through common ownership) in the amount of $136,461. The loan bears an interest rate of 0.5% per annum. The Loan is repayable in full on December 31, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $78,428 and $90,461, respectively.

On July 22, 2022, the Company entered into a shareholder loan agreement with Narinder P S Chadha in the amount of $300,000. The loan bears an interest rate of 7% per annum. The Loan is repayable in full on December 31st, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $300,000.

On December 31, 2020, the Company entered into a shareholder loan agreement with Atul Sharma in the amount of $100,000. The loan bears an interest rate of 8% per annum. The Loan is repayable in full on December 31, 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $100,000.

On December 31, 2019, the Company entered into a shareholder loan agreement with Kirti Khanna in the amount

of $69,350. The loan bears an interest rate of 0.5% per annum. The Loan is repayable in full December 31, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $69,350.

On March 1, 2018, the Company entered into a shareholder loan agreement with Sharma Family Holdings, LLC in the amount of $1,000,000. The loan bears an interest rate of 8% per annum. The loan is repayable in full on December 31, 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $1,000,000 and $1,000,000, respectively.

On June 1, 2022, Rally entered into the Merger Agreement with Americas Technology Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of ATAC ("**Pubco**"), Americas Technology Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco ("**Purchaser Merger Sub**"), Americas Technology Company Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco ("**Company Merger Sub**" and together with Purchaser Merger Sub, the "**Merger Subs**"), Jorge E. Marcos, in the capacity as the representative from and after the Effective Time (as defined below) of the stockholders of Pubco (other than the Rally Stockholders and their successors and assignees) (the "**Purchaser Representative**"), and Numaan Akram, in the capacity as the representative of the Rally Stockholders from and after the Effective Time (the "**Seller Representative**") (all of the transactions contemplated by the Merger Agreement, including the issuances of securities thereunder, the "**Business Combination**"). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) Purchaser Merger Sub would have merged with and into ATAC, with ATAC continuing as the surviving entity and wholly-owned subsidiary of Pubco (the "**Purchaser Merger**"), in connection with which all of the existing securities of ATAC would have be exchanged for rights to receive securities of Pubco on substantially the same terms and conditions; (ii) prior to the Effective Time, the holders of all outstanding shares of Rally preferred stock and instruments convertible into equity of Rally would have exchanged or converted such shares and convertible instruments into shares of Rally common stock ("**Rally Common Shares**") in accordance with their terms (the "**Company Exchanges**"); (iii) following the Company Exchanges, Company Merger Sub would have merged with and into Rally, with Rally continuing as the surviving entity and wholly-owned subsidiary of Pubco (the "**Company Merger**", and together with the Purchaser Merger, the "**Mergers**"), pursuant to which (A) all Rally Common Shares issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Exchanges) would have been converted into the right to receive the applicable portion of the Merger Consideration (as defined below), (B) all options exercisable for Rally Common Shares would have been assumed by Pubco (with adjustments to the number and exercise price of such assumed options in accordance with the terms of the Merger Agreement) and replaced with options exercisable into Pubco Common Shares ("**Assumed Options**"). Simultaneously with the execution of the Business Combination Agreement certain Rally Securityholders entered into a voting agreement with ATAC and Rally.

Simultaneously with the execution of the Business Combination Agreement or in connection with the Closing, (i) stockholders of Rally who own more than 10% of the issued and outstanding shares of Rally stock immediately prior to the Effective Time entered into a lock-up agreement with Pubco and the Purchaser Representative.

Because of market conditions, Rally terminated the Merger Agreement and the Business Combination did not occur.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel

investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In August 2023 Nathan invested $20,000 for shares that represent 2% of a company valued at $1 million.
- In January 2024 the Company was doing very well and sold $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Nathan now owns only 1.3% of the Company but his stake is worth $200,000.
- In June 2024 the Company runs into serious problems and in order to stay afloat raises $1 million at a valuation of only $2 million (the "down round"). Nathan now owns only 0.89% of the Company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a beauty supply company include the inventory of beauty products, shelving units, cash

registers, etc. The liabilities of a beauty supply company include the cost of rent or mortgage on the store location. However, this value does not reflect the potential value of a business, e.g., the value of an exclusive distribution agreement. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price:

The offering price of $3.00 for our current Regulation CF offering was determined based on the following information:

- Comparing our business model with similar industry business models.
- We also factored in the 5-10 year revenue projections.
- We considered the market trends, consumer demand, and growth opportunities.

REGULATORY INFORMATION

Eligibility

The Company certifies that all of the following statements are true:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.
- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Company, or any of its predecessors, have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at about.rally.co.

The Company must continue to comply with the ongoing reporting requirements until:

1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

We are selling our Securities through DealMaker Securities LLC. This Offering Statement will be furnished to prospective investors at invest.rally.com via download 24 hours per day, 7 days per week on our website. The website will be the exclusive means by which prospective investors may subscribe in this Offering. Upon closing, a notice will be sent to each investor indicating the number, and amount, of securities purchased in the offering.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Deadline to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C or Form C/A, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

- a change in minimum offering amount,
- change in security price,
- change in management, etc.

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors and the date of such closing will become the new Offering

Deadline. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C or Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions
The Target Offering Amount is $9,999, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: invest.rally.com

EXHIBIT A: OFFERING MEMORANDUM (PART II OF OFFERING STATEMENT)
EXHIBIT B: REVIEWED FINANCIAL STATEMENTS
EXHIBIT C: COMPANY CERTIFICATE OF INCORPORATION
EXHIBIT D: COMPANY BYLAWS
EXHIBIT E: SUBSCRIPTION AGREEMENT
EXHIBIT F: OFFERING LANDING PAGE
EXHIBIT G: COMPANY INVESTMENT DECK

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Rally Communitas Corp.
(Issuer)

By:/s/ Narinder Singh
(Signature)

Narinder Singh
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Narinder Singh
(Signature)

Narinder Singh
(Name)

Director
(Title)

April 29, 2025
(Date)

/s/ Numaan Akram
(Signature)

Numaan Akram
(Name)

Director
(Title)

April 29, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Reviewed Financial Statements
(Attached)

RALLY COMMUNITAS CORP.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART FS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Rally Communitas Corp
New York, New York

We have reviewed the accompanying consolidated financial statements of Rally Communitas Corp (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statements of changed in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 12, 2024
Los Angeles, California

RALLY COMMUNITAS CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 128,211	$ 978,362
Acccounts Receivable, net	1,828,160	648,264
Prepaids and Other Current Assets	432,552	327,444
Total Current Assets	**2,388,923**	**1,954,070**
Property and Equipment, net	797	10,939
Intangible Assets	14,693,143	14,958,786
Other Non-Current Assets	12,248	3,069
Security Deposit	38,062	37,904
Total Assets	**$ 17,133,173**	**$ 16,964,768**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 7,157,891	$ 7,029,109
Credit Cards	166,279	284,470
Current Portion of Loans and Notes	2,024,532	872,195
Convertible Note	1,983,333	1,983,333
Forward Financing	342,361	-
Deferred Revenue	4,703,177	2,919,793
Deferred Tax Liabilities	459,441	459,441
Other Current Liabilities	1,486,921	1,078,538
Total Current Liabilities	**18,323,936**	**14,626,879**
Promissory Notes and Loans	595,885	1,784,939
Simple Agreement for Future Equity (SAFEs)	372,818	372,818
Total Liabilities	**19,292,638**	**16,784,636**
STOCKHOLDERS EQUITY		
Common Stock	2,274	2,274
Preferred Stock	1,799	1,799
Stock Subscription Receivable	(359,620)	(375,423)
Additional Paid in Capital	19,066,020	18,945,998
Accumulated Deficit	(20,869,939)	(18,394,516)
Total Stockholders' Equity	**(2,159,465)**	**180,132**
Total Liabilities and Stockholders' Equity	**$ 17,133,173**	**$ 16,964,768**

See accompanying notes to financial statements.

RALLY COMMUNITAS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 34,118,077	$ 27,931,167
Cost of Sales- Services	27,727,066	27,333,691
Gross profit	6,391,010	597,475
Operating expenses		
General and Administrative	628,198	1,101,143
Technology and Development	873,496	661,144
Sales and Marketing	6,363,246	6,113,736
Depreciation and Amortization	622,164	645,709
Total operating expenses	8,487,104	8,521,731
Operating Income/(Loss)	(2,096,094)	(7,924,256)
Interest Expense	406,223	135,655
Other Loss/(Income)	(26,894)	(47,648)
Income/(Loss) before provision for income taxes	(2,475,422)	(8,012,263)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (2,475,422)**	**$ (8,012,263)**

See accompanying notes to financial statements.

RALLY COMMUNITAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Stock Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
Balance—December 31, 2021	22,740,373	**$ 2,274**	17,993,110	**$ 1,799**	(513,645)	**$ 18,923,519**	**$ (10,382,253)**	**$ 8,031,694**
Capital Contribution		-		-		4,597		4,597
Amount recovered from a shareholder against stock subscription receivable					138,222			138,222
Share-Based Compensation						17,883		17,883
Net income/(loss)							(8,012,263)	(8,012,263)
Balance—December 31, 2022	**22,740,373**	**$ 2,274**	**17,993,110**	**$ 1,799**	**$ (375,423)**	**$ 18,945,998**	**$ (18,394,516)**	**$ 180,132**
Share-Based Compensation						120,022		120,022
Amount recovered from a shareholder against stock subscription receivable					15,803			15,803
Net income/(loss)							(2,475,422)	(2,475,422)
Balance—December 31, 2023	**22,740,373**	**$ 2,274**	**17,993,110**	**$ 1,799**	**$ (359,620)**	**$ 19,066,020**	**$ (20,869,939)**	**$ (2,159,465)**

See accompanying notes to financial statements.

RALLY COMMUNITAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,475,422)	$ (8,012,263)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	7,357	25,739
Amortization of Intangibles	614,673	642,108
Share-based Compensation	120,022	17,883
Fair value in excess of stated value of derivative instrument	-	13,171
Changes in operating assets and liabilities:		
Acccounts receivable, net	(1,179,896)	(538,276)
Prepaids and Other Current Assets	(105,108)	(254,784)
Accounts Payable	128,782	4,086,417
Deferred Revenue	1,783,385	1,668,883
Credit Cards	(118,191)	284,470
Other Current Liabilities	408,383	787,606
Security Deposit	(158)	22,756
Other Non-Current Assets	(9,179)	(3,069)
Net cash provided/(used) by operating activities	**(825,353)**	**(1,259,360)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(33,207)
Sales and disposal of fixed asset	2,785	
Purchases of Intangible Assets	(349,029)	(237,620)
Net cash provided/(used) in investing activities	**(346,245)**	**(270,827)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	15,803	142,819
Forward Financing	342,361	-
Borrowing / (Repayments) on Promissory Notes and Loans	(36,717)	243,744
Borrowing on Convertible Notes	-	1,000,000
Borrowing on SAFEs	-	250,000
Net cash provided/(used) by financing activities	**321,447**	**1,636,563**
Change in Cash	(850,151)	106,376
Cash—beginning of year	978,362	871,986
Cash—end of year	**$ 128,211**	**$ 978,362**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 406,223	$ 135,655
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Rally Communitas Corp was incorporated on December 2, 2020 in the state of Delaware. The company has the following subsidiaries: Rally Bus CA, Inc. (was formed on January 10, 2022 in Canada), Ourbus Inc. (incorporated on February 1, 2016 in the state of Delaware), Ourbus India Private Limited (organized in 2013, in India) and Rally Bus Corp (incorporated on September 30, 2014 in the state of Delaware). The consolidated financial statements of Rally Communitas Corp (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

RCC bills itself as "Mass Mobility as a Service". The Company provides transportation for two primary use-cases: event-based surge demand and regularly scheduled intercity travel. The Company operates two products under its two subsidiaries, Ourbus Inc. and Rally Bus Corp. The services are provided by the Rally product for on-demand events and the OurBus product for scheduled services.

In either use case, the Company plans, prices, and schedules bus trips which are then marketed to customers who buy individual rides. The Company then has a competitive bidding process wherein bus operators seek to fulfill the demand. The Company chooses an operator based on a proprietary selection criteria and monitors their performance throughout the process.

This is accomplished through a technology platform that includes rider, driver, and bus software, as well as other components for the various aspects of the business. There are web and mobile applications for most of these components. There are also automated processes that run in the background to monitor and react to various business occurrences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $539,946, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that there was no need to make an allowance for expected credit losses.

Goodwill

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired and liabilities assumed.

Effective December 31, 2021, the Company adopted the alternative for goodwill available to private companies under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350- 20 – Goodwill, and the accounting alternative for business combinations available to private companies under FASB ASC 805-20 – Business Combinations. Accordingly, the Company has yet to amortize goodwill on a straight-line basis over ten years and does not recognize the following intangible assets separate from goodwill: (1) customer related intangible assets unless they are capable of being sold or licensed independently from the other assets of the business and (2) assembled workforce.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the <straight-line method> over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment, Gross	5 years
Computer Hardware	5 years
Computers and Office equipment	5 years

Intangible Assets

Intangible assets with finite lives, such as patents, software, licenses, customer relationships, trade names and non-compete agreements, are amortized on a straight-line basis over their estimated useful lives. License agreement is amortized over 8 years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company generates its revenue from offering bus transportation through its technology platform. Substantially all of the Company's revenue is generated from bus ticket sales and is recognized in accordance with Accounting Standards Codification Topic 606 ("ASC 606"). In addition, the Company generates revenue in accordance with ASC 606 from licensing and data access, primarily from third-party companies.

The Company adopted Accounting Standards Update 2014-09, "Revenues from Contracts with Customers" as well as other clarifications and technical guidance issued by the Financial Accounting Standards Board related to this new revenue standard ("ASC 606"). The Company applies judgment in the determination of performance obligations in accordance with ASC 606, Performance obligations in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. In addition, a single performance obligation may comprise a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. This principle is achieved through applying the following five-step approach:

- Step 1 - Identification of the contract, or contracts, with a client
- Step 2 - Identification of the performance obligations in the contrac.
- Step 3 - Determination of the transaction price
- Step 4 - Allocation of the transaction price to the performance obligations in the contract
- Step 5 - Recognition of revenue when, or as, the Company satisfies a performance obligation

For ticket sales revenue, the Company's single performance obligation in the transaction is to connect drivers with riders to facilitate the completion of a successful bus transportation service for riders. The Company recognizes revenue upon completion of a ride as its performance obligation is satisfied upon the completion of the ride. The Company collects the fare and related charges from riders on behalf of drivers using the rider's pre-authorized credit card or other payment mechanism and retains its fees before making the remaining disbursement to drivers.

The Company also generates revenue from licensing and data access agreements. The Company is primarily responsible for fulfilling its promise to keep the platform live 24/7 over the license period. The Company recognizes revenue ratably over time as the performance obligation is satisfied.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $6,363,246 and $6,113,736, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	38,364	41,104
Undeposited Funds	92,515	-
Employee Advance	23,304	1,732
Input Tax Credits	44,836	26,141
Advance to Vendors	200,315	215,626
Other current assets	8,218	17,840
Transaction Processor Reserve	25,000	25,000
Total Prepaids and Other Current Assets	**$ 432,552**	**$ 327,444**

Other current liabilities consist of the following items:

As of Year Ended December 31,	**2023**	**2022**
Accrued Expenses	1,357,030	983,048
Tax Liability	126,254	85,202
Payroll payable	-	10,288
Other Current Liabilities	3,636	
Total Other Current Liabilities	**$ 1,486,921**	**$ 1,078,538**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of Year Ended December 31,	**2023**	**2022**
Computer Equipment	$ 27,209	$ 27,209
Computer Hardware	2,417	2,417
Computers and Office equipment	7,159	8,977
Property and Equipment, at Cost	**36,786**	**38,604**
Accumulated depreciation	(35,989)	(27,665)
Property and Equipment, Net	**$ 797**	**$ 10,939**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 was in the amount of $7,357 and $25,739, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	**2023**	**2022**
Software Development	$ 1,202,950	$ 1,135,323
Technology Augmentation	2,359,466	2,078,063
Goodwill	9,310,841	9,310,841
Trademark	3,400,000	3,400,000
License Agreement	1,500,000	1,500,000
Intangible assets, at cost	**17,773,257**	**17,424,227**
Accumulated amortization	(3,080,114)	(2,465,441)
Intangible assets, Net	**$ 14,693,143**	**$ 14,958,786**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $614,673 and $642,108, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period		Amortization Expense
2023	$	(614,673)
2024		(614,673)
2025		(614,673)
2026		(614,673)
Thereafter		(12,234,453)
Total	**$**	**(14,693,143)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 56,000,000 shares of Common Stock at a par value of $0.0001 per share. As of December 31, 2023, and 2022, the Company has 22,740,373 of Common Stock have been issued and outstanding. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set below.

Preferred Stock

The Company is authorized to issue 17,993,110 shares of Preferred Stock at a par value of $0.0001 per share. As of December 31, 2023, and 2022, the Company has 17,993,110 and 17,993,110, respectively of Preferred Stock issued and outstanding. Each share of Preferred stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of common stock by applying appropriate conversion price. Given the predominantly Equity-Like characteristics of the Preferred Stock, transactions have been recognized on the settlement date (i.e., the date the proceeds were received, and the shares are issued) and recorded at fair value. The redemption and change-in-control feature included in the Preferred Stock results in them being classified as mezzanine equity.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 9,266,516 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	**2023**
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Compensation costs for restricted stock awards subject only to service conditions are measured at the closing stock price on the dates of grant and are recognized as expense on a straight-line basis over the requisite service periods for the awards. The Company recorded $120,022 and $17,833 of share-based compensation expense related to the Company's vested stock options during the year ended December 31, 2023, and 2022, respectively, which were included in sales, marketing and operations expense.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	8,962,159	$ 0.08	-
Granted	158,645		
Exercised	-		
Expired/Cancelled	(11,889)		-
Outstanding at December 31, 2022	9,120,804	$ 0.08	5.31
Exercisable Options at December 31, 2022	8,340,149	$ 0.08	5.31
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	(33,379)	$ -	
Outstanding at December 31, 2023	9,087,425	$ 0.08	4.31
Exercisable Options at December 31, 2023	8,613,575	$ 0.08	4.31

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 90,034	1.00%		3/1/2021	3/1/2026	$ -	-	$ 59,747	$ -	$ 59,747	$ -	$ -	$ 30,185	$ 60,164	$ 90,348
SBA EIDL Loan	$ 150,000	3.75%		5/24/2020	5/24/2050	$ 5,625	-	$ 8,772	$ 138,226	$ 146,998	$ 5,609	$ -	$ 8,772	$ 140,808	$ 149,580
Pay Pal Working Capital loan	$ 150,000		$ 6,119	3/2/2020	12 months	$ -	-	$ 78,368	$ -	$ 78,368	$ -	$ -	$ 34,020	$ 24,730	$ 58,750
SBA EIDL Loan	$ 150,000	3.75%		5/27/2020	5/27/2050	$ 18,282	-	$ 29,868	$ 457,658	$ 487,526	$ 18,699	$ -	$ 29,868	$ 468,776	$ 498,644
Atul Sharma-Shareholder Loan Agreement	$ 100,000	8.00%		12/31/2020	12/31/2024	$ 8,000	-	$ 100,000	$ -	$ 100,000	$ 8,000	$ -	$ 100,000	$ -	$ 100,000
Kirti Khanna-Shareholder Loan Agreement	$ 69,350	0.50%		12/31/2019	12/31/2023	$ 347	-	$ 69,350	$ -	$ 69,350	$ 347	$ -	$ 69,350	$ -	$ 69,350
Narinder P S Chadha-Shareholder Loan Agreement	$ 300,000	7.00%		7/22/2022	12/31/2023	$ 21,000	-	$ 300,000	$ -	$ 300,000	$ 21,000	$ -	$ 300,000	$ -	$ 300,000
Narinder P S Chadha-Shareholder Loan Agreement	$ 300,000	0.50%		12/31/2019	12/31/2023	$ 1,500	-	$ 300,000	$ -	$ 300,000	$ 1,500	$ -	$ 300,000		$ 300,000
Quick Logistics Solutions Inc	$ 136,461	0.50%		12/31/2019	12/31/2023	$ 682	-	$ 78,428	$ -	$ 78,428	$ -	$ -	$ -	$ 90,461	$ 90,461
Promissory Note- Sharma Family Holdings, LLC	$ 1,000,000	8.00%		12/15/2017	12/31/2024	$ 80,000		$ 1,000,000		$ 1,000,000	$ 80,000			$ 1,000,000	$ 1,000,000
Total						**$ 135,436**	**$ -**	**$ 2,024,532**	**$ 595,885**	**$ 2,620,417**	**$ 135,155**	**$ -**	**$ 872,195**	**$ 1,784,939**	**$ 2,657,134**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 2,024,532
2025	59,588
2026	59,588
2027	59,588
2028	59,588
Thereafter	357,531
Total	**$ 2,620,417**

Forward Financing

During fiscal year 2023, the Company entered into a receivable sale agreement with Itria Ventures LLC in the amount of $384,000. It bears a fixed fee of $6,500. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $342,361, and the entire amount is classified as the current portion.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2023	As of Year Ended December 31, 2022
Safes 2022	$ 250,000	Fiscal Year 2022		80%	$ 250,000	$ 250,000
Safes 2021	$ 50,000	Fiscal Year 2021		80%	$ 50,000	$ 50,000
Fair value in excess of stated value of derivative instrument					$ 72,818	$ 72,818
Total SAFE(s)	**$ 300,000**				**$ 372,818**	**$ 372,818**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock or SAFE Preferred Stock (as determined in the Company's sole discretion), in either case, equal to the Purchase Amount divided by the Discount Price (rounded down to the nearest whole share). If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) a cash payment equal to 120% of the Purchase Amount (the "Cash Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount multiplied by the Discount Rate divided by the Liquidity Price (rounded down to the nearest whole share) (the "Conversion Amount"). If there is a Dissolution Event before this SAFE terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the Investor's right to receive its Cash Amount or Purchase Amount, as applicable, is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and the Senior Convertible Notes, excluding, for the avoidance of doubt, any and all Convertible Securities; (ii) On par with payments for other Convertible Securities and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Convertible Securities, the applicable Proceeds will be distributed pro rata to the Investor and such other Convertible Securities in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Senior Note -FIFTH PARTNERS LLC	$ 1,000,000	8.00%	12/20/2022	24 months	1,000,000	-	1,000,000	1,000,000	$ -	1,000,000
Convertible Senior Note Purchase Agreement	$ 983,333	8.00%	3/25/2021	24 months	983,333	-	983,333.00	983,333	$ -	983,333
Total	**$ 1,983,333**				**$ 1,983,333**	**$ -**	**$ 1,983,333**	**$ 1,983,333**	**$ -**	**$ 1,983,333**

The convertible notes are convertible into common shares at a conversion price. The conversion price means (a) with respect to a conversion pursuant to Next Equity Financing Conversion the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; (b) with respect to a conversion pursuant to Corporate Transaction Conversion, the price per share equal to the fair market value of the Common Stock at the time of the Corporate Transaction, as determined by reference to the purchase price payable in connection with such Corporate Transaction multiplied by 100% less the Discount; and (c) with respect to a conversion

pursuant to Maturity Conversion, the price per share equal to the fair market value of the Common Stock at the time of the Maturity Date multiplied by 100% less the Discount. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	**2023**	**2022**
Net Operating Loss	$ (680,741)	$ (2,203,372)
Valuation Allowance	680,741	2,203,372
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	**2023**	**2022**
Net Operating Loss	$ (3,601,705)	$ (2,920,964)
Valuation Allowance	3,601,705	2,920,964
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $13,097,109, and the Company had state net operating loss ("NOL") carryforwards of approximately $13,097,109. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On December 31, 2019, the Company entered into a shareholder loan agreement with Narinder P S Chadha in the amount of $300,000. The loan bears an interest rate of 0.5% per annum. The Loan is repayable in full on December 31st, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $300,000.

On December 31, 2019, the Company entered into a loan agreement with Quick Logistics (the related party through common ownership) in the amount of $136,461. The loan bears an interest rate of 0.5% per annum. The Loan is repayable in full on December 31, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $78,428 and $90,461, respectively.

On July 22, 2022, the Company entered into a shareholder loan agreement with Narinder P S Chadha in the amount of $300,000. The loan bears an interest rate of 7% per annum. The Loan is repayable in full on December 31st, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $300,000.

On December 31, 2020, the Company entered into a shareholder loan agreement with Atul Sharma in the amount of $100,000. The loan bears an interest rate of 8% per annum. The Loan is repayable in full on December 31, 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $100,000.

On December 31, 2019, the Company entered into a shareholder loan agreement with Kirti Khanna in the amount of $69,350. The loan bears an interest rate of 0.5% per annum. The Loan is repayable in full December 31, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $69,350.

On March 1, 2018, the Company entered into a shareholder loan agreement with Sharma Family Holdings, LLC in the amount of $1,000,000. The loan bears an interest rate of 8% per annum. The loan is repayable in full on December 31, 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $1,000,000 and $1,000,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 12, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,096,094, an operating cash flow loss of $825,353, and liquid assets in cash of $128,211, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
Company Amended and Restated Certificate of Incorporation
(Attached)

RESTATED CERTIFICATE OF INCORPORATION OF
RALLY COMMUNITAS CORP

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Rally Communitas Corp, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows:

1. The name of this Corporation is Rally Communitas Corp.

2. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was September 22, 2020 under the name Rally Communitas Corp.

3. The Board of Directors of this corporation duly adopted resolution proposing to amend and restate the current Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders thereof, which resolution setting for the proposed amendment and restatement is as follows.

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

4. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's current Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 2nd day of August 2024.

By: ______________________

Narinder Singh
Print Name

CEO
Title

EXHIBIT A

ARTICLE I: NAME.

The name of this corporation is Rally Communitas Corp (the "**Corporation**").

ARTICLE II: REGISTERED OFFICE.

The registered office of the Corporation in the State of Delaware shall be Corporation Trust Center, 1209 Orange Street, New Castle County, Wilmington, Delaware, 19801 and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 56,000,000 shares of Common Stock, $0.0001 per share ("**Common Stock**") and (b) 18,528,280 shares of Preferred Stock, $0.0001 per share ("**Preferred Stock**"). The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation. Unless otherwise indicated, references to "Sections" or "Subsections" in this Article refer to sections and subsections of this Article Fourth.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (this "**Restated Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

201,196 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**," 1,437,798 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**," 1,365,492 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**", 3,282,047 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**," 779,333 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-5 Preferred Stock**," 671,537 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-6 Preferred Stock**," 6,782,521 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-7 Preferred Stock**," 1,257,117 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-8 Preferred Stock**," 2,216,071 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-9 Preferred Stock**," (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, Series Seed-7 Preferred Stock, Series Seed-8 Preferred Stock, Series Seed-9 Preferred Stock are collectively referred to herein as the "**Series Seed Preferred Stock**"), and 535,168 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Communitas-1 Preferred Stock**," and the Series Communitas-1 Preferred Stock and other related series that may be issued are collectively referred to herein as the "**Series Communitas Preferred Stock",** each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. **Dividends**. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series Seed-1 Original Issue Price**" shall mean $0.5338 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Series Seed-2 Original Issue Price**" shall mean $0.8541 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock. The "**Series Seed-3 Original Issue Price**" shall mean $0.9619 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock. The "**Series Seed-4 Original Issue Price**" shall mean $1.2024 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-4 Preferred Stock.

The "**Series Seed-5 Original Issue Price**" shall mean $0.6416 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-5 Preferred Stock. The "**Series Seed-6 Original Issue Price**" shall mean $0.3723 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-6 Preferred Stock. The "**Series Seed-7 Original Issue Price**" shall mean $0.1548 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-7 Preferred Stock. The "**Series Seed- 8 Original Issue Price**" shall mean $0.7955 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-8 Preferred Stock. The "**Series Seed-9 Original Issue Price**" shall mean $0.4910 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-9 Preferred Stock. The "**Series Communitas-1 Original Issue Price**" shall mean $3.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Communitas-1 Preferred Stock. The "**Original Issue Price**" shall mean the Series Seed-1 Original Issue Price in the case of the Series Seed-1 Preferred Stock, the Series Seed-2 Original Issue Price in the case of the Series Seed2 Preferred Stock, the Series Seed-3 Original Issue Price in the case of the Series Seed-3 Preferred Stock, the Series Seed-4 Original Issue Price in the case of the Series Seed-4 Preferred Stock, the Series Seed-5 Original Issue Price in the case of the Series Seed-5 Preferred Stock, the Series Seed- 6 Original Issue Price in the case of the Series Seed- 6 Preferred Stock, the Series Seed-7 Original Issue Price in the case of the Series Seed-7 Preferred Stock, the Series Seed-8 Original Issue Price in the case of the Series Seed-8 Preferred Stock, the Series Seed- 9 Original Issue Price in the case of the Series Seed-9, and the Series Communitas-1 Original Issue Price in the case of the Series Communitas-1 Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of each series of Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series Communitas Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. Such amount payable pursuant to the foregoing sentence with respect to the Series Seed-1 Preferred Stock is hereinafter referred to as the "**Series Seed- 1 Liquidation Amount**," such amount payable with respect to the Series Seed-2 Preferred Stock is hereinafter referred to as the "**Series Seed-2 Liquidation Amount**," such amount payable with respect to the Series Seed-3 Preferred Stock is hereinafter referred to as the "**Series Seed-3 Liquidation Amount**," such amount payable with respect to the Series Seed-4 Preferred Stock is hereinafter referred to as the "**Series Seed-4 Liquidation Amount**," such amount payable with respect to the Series Seed-5 Preferred Stock is hereinafter referred to as the "**Series Seed-5 Liquidation Amount**," such amount payable with respect to the Series Seed-6 Preferred Stock is hereinafter referred to as the "**Series Seed- 6 Liquidation Amount**," such amount payable with respect to the Series Seed-7 Preferred Stock is hereinafter referred to as the "**Series Seed-7 Liquidation Amount**," such amount payable with respect to the Series Seed-8 Preferred Stock is hereinafter referred to as the "**Series Seed-8 Liquidation Amount**," and such amount payable with respect to the Series Seed-9 Preferred Stock is hereinafter referred to as the "**Series Seed-9 Liquidation Amount**" The "**Liquidation Amount**" shall mean the Series Seed-1 Liquidation Amount with respect to the Series Seed-1 Preferred Stock, the Series Seed-2 Liquidation Amount with respect to the

Series Seed-2 Preferred Stock, the Series Seed-3 Liquidation Amount with respect to the Series Seed-3 Preferred Stock, the Series Seed-4 Liquidation Amount with respect to the Series Seed-4 Preferred Stock, the Series Seed-5 Liquidation Amount with respect to the Series Seed-5 Preferred Stock, the Series Seed-6 Liquidation Amount with respect to the Series Seed-6 Preferred Stock, the Series Seed-7 Liquidation Amount with respect to the Series Seed-7 Preferred Stock, the Series Seed-8 Liquidation Amount with respect to the Series Seed-8 Preferred Stock, and the Series Seed-9 Liquidation Amount with respect to the Series Seed-9 Preferred Stock.. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 2.1, the holders of shares of each series of Series Communitas Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. Such amount payable with respect to the Series Communitas-1 Preferred Stock is hereinafter referred to as the "**Series Communitas-1 Liquidation Amount**." The "**Liquidation Amount**" shall mean the Series Communitas-1 Liquidation Amount with respect to the Series Communitas-1 Liquidation Amount

2.3 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be considered a **"Deemed Liquidation Event,"** unless the holders of fifty percent (50%) of the outstanding shares of Preferred Stock (the **"Requisite Majority"**) elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.l(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Majority so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation (the "**Board**"), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the **"Available Proceeds"),** on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem (i) all outstanding shares of Seed Preferred Stock at a price per share equal to the applicable Series Seed Preferred Stock Liquidation Amount, and (ii) all outstanding shares of Series Communitas Preferred Stock at a price per share equal to the Series Communitas Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, and, after all shares of Series Seed Preferred Stock are redeemed, then each holder's shares of Series Communitas Preferred Stock, to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. In any such redemption pursuant to this Section 2.3.2(b), the Corporation shall send a written notice (each, a "**Redemption Notice**") specifying the date and place of the redemption and redemption price, which Redemption Notice shall be sent thirty (30) days prior to such redemption to each holder of Preferred Stock. On or before the applicable redemption date, each holder of shares of Preferred Stock to be redeemed on such redemption date, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the redemption price for such shares shall be payable to the order of the

person whose name appears on such certificate or certificates as the owner thereof. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.4.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration is payable only upon satisfaction of contingencies (the **"Additional Consideration"),** the definitive agreement with respect to such Deemed Liquidation Event shall provide that the portion of such consideration that is not Additional Consideration (such portion, the **"Initial Consideration")** shall be allocated among the stockholders of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the stockholders of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting**.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a single class on an as-converted basis, shall be entitled to elect three (3) directors of the Corporation (the **"Series Seed Directors"**), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and Preferred

Stock, exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 4,498,278 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Majority, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, unless the same ranks junior to any series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or Common Stock;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to such series of Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with such series Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on any series of Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000;

3.3.7 sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 acquire another corporation or entity by merger, purchase of substantially all of the assets or other reorganization or joint venture agreement ("each, an "**Acquisition Event**"), provided that this Section 3.3.7 shall not apply if (i) after such Acquisition Event, the shares of capital stock of the Corporation outstanding immediately prior to such Acquisition Event represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such Acquisition Event, at least a majority, by voting power, of the capital stock of the acquired corporation; (ii) such Acquisition Event is approved by the Board, including at least one of the Series Seed Directors, and (iii) the Acquisition Event does not result in an immediate decrease of the fair market value of the Preferred Stock.

3.3.9 authorize or effect, or permit any subsidiary to authorize or effect, the sale of, offer to sell, pre-sale of or any similar or like transaction involving, whether in the form of a so-called "Initial Coin Offering" or "ICO," secondary transaction or otherwise, any interest or participation right (whether or not such interest or participation right constitutes a "security" under the Securities Act of 1933, as amended) in a project or network, including the sale, pre-sale or offer to sell of any tokens, app coins, cryptocurrencies or crowdfunded blockchain assets; or

3.3.10 increase or decrease the authorized number of directors constituting the Board.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non- assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to the applicable Original Issue Price. Such initial **Conversion Price** may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be

issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock that the holder is holding at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the **"Conversion Time"),** and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the applicable series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the

right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock, and any applicable series thereof, accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Original Issue Date"** shall mean the date on which the first share of Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"):**

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan,

agreement or arrangement approved by the Board, including at least one of the Series Seed Directors if then in office;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, including at least one of the Series Seed Directors if then in office;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board, including at least one of the Series Seed Directors if then in office;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board, including at least one of the Series Seed Directors if then in office.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price for a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then-outstanding shares of the applicable series of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price applicable to a series pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either

(1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have b e e n obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have b e e n obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if

subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1 * (A+ B) ÷ (A+C).

For purposes of the foregoing formula, the following definitions shall apply:

"CP2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

"CP1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

"A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

"B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

"C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are

issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock) the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue) or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock) then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed) as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

4.6.1 the numerator of which shall be the total number of shares of Common

Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

4.6.2 the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Section 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Section 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as

promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, valuing the Company at no less than $100,000,000 and resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Majority (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. **Waiver**. Except as explicitly stated herein, any of the rights, powers, preferences and other terms of the Preferred Stock (as a class) set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Majority.

8. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address

last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or the Corporation's Bylaws (the **"Bylaws"),** in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, **"Covered Persons"),** unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * * * *

EXHIBIT D
Company Bylaws
(Attached)

BYLAWS

OF

RALLY COMMUNITAS CORP

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware is 1209 Orange Street - Corporation Trust Center, City of Wilmington, County of New Castle, 19801 or in such other location as the Board of Directors of the corporation (the "***Board of Directors***") may from time to time determine or the business of the corporation may require.

Section 2. Other Offices. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "***DGCL***").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to

holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any

business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (the "***CGCL***"), stockholders holding 5% or more of the outstanding shares will have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when

the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants,

tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list will be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) A consent must be set forth in writing or in an electronic transmission. Every consent will bear the date of signature of each stockholder who signs the consent, and no consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d) A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the

State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 14. Organization.

(a) At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware, unless so required by the Amended and Restated Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director

for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county will, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director will terminate upon that election of a successor.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until his or her successor has been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law or in any agreements among any of the shareholders of the corporation who are entitled to elect a director of the corporation, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; *provided, however*, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place

within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. **Quorum and Voting**.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need

be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26. Duties of Chair of the Board of Directors. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27. Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile

signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b) If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 38 of these Bylaws.

(c) At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e) The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "***1933 Act***").

(f) The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 38. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; *provided*, *however*, that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such other written agreement will control.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in

advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal

impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however*, that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by

individual contracts with its directors and executive officers and, *provided, further*, that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c) Expenses. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for

the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) **Non-Exclusivity of Rights**. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights**. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) **Amendments**. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause**. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time

and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these

Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are more than 100 stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL will also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act will take precedence. Such report will be sent to stockholders at least 15 days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Section 50. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

EXHIBIT E
Subscription Agreement
(Attached)

RALLY COMMUNITAS CORP.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

Rally Communitas Corp.
79 Madison Ave
New York, NY 10016

1. **Background**. The undersigned understands that Rally Communitas Corp., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation Crowdfunding***"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available through DealMaker Securities LLC's (the "***Intermediary***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 411,666 shares of its Series Community Preferred Stock, $0.0001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $3.00 per Share (the "***Purchase Price***").The minimum amount or target amount to be raised in the Offering is $9,999.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,234,998.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Intermediary. The Intermediary is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Intermediary a commission equal to eight and one half percent (8.5%) of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available at invest.rally.com

(a) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(b) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation,

whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(c) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2. **Subscription**.

(d) *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Intermediary's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Intermediary through the Intermediary's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Intermediary's website (the "***Offering Deadline***").

(e) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(f) *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

3. **Closing**.

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Intermediary within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Intermediary and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p) The undersigned hereby represents that it is a crowdfunding vehicle as defined under the Investment Company Act of 1940, as amended (the "***ICA***"), organized and in good standing under the laws of the jurisdiction of its formation. The undersigned is qualified to engage in the activities contemplated by this Agreement.

(q) The undersigned affirms that it has been established exclusively for the purpose of aggregating capital from multiple investors to invest in securities offered pursuant to the Regulation Crowdfunding of the Securities Act, and is operated in compliance with the provisions of the Regulation Crowdfunding.

(r) The undersigned represents that it, and each of its investors, either meets the definition of an "accredited investor" as defined by Regulation D under the Securities Act, or has satisfied the investment limitations and suitability standards established under Regulation Crowdfunding.

(s) The undersigned represents that it has conducted its operations in a manner compliant with all applicable laws and regulations, including but not limited to the ICA and the Securities Act, and will continue to operate in compliance with said laws and regulations throughout the duration of its investment.

(t) The undersigned certifies that neither it nor any of its managers, officers, or principals are subject to any of the disqualifying events described in the ICA or the Securities Act. The undersigned will promptly notify the Company of any disqualifying events that occur while it is an investor.

6. **HIGH RISK INVESTMENT**. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and

warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power*. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **Market Stand-Off**. If so requested by the Company in connection with a Triggering Transaction the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the Triggering Transaction (the "***Market Standoff Period***"). "***Triggering Transaction***" means (a) the closing of the sale of securities pursuant to Regulation A or an effective registration statement under the Securities Act, (b) the effectiveness of a registration statement on Form S-1 under the Securities Act in connection with the initial listing of securities for resale and/or securities to be issued in connection with such listing, or (c) the closing of a merger, consolidation or share exchange with a special purpose acquisition company or its subsidiary in which the securities of the surviving parent entity are listed on a national exchange, or (d) a direct listing on a major stock exchange. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. **General Provisions**

10.1. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.2. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.3. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Intermediary or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

10.4. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

10.5. *Submission to Jurisdiction*. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("***Proceedings***"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

10.6. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

10.7. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

10.8. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

10.9. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

10.10. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

10.11. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf

of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.13. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

10.14. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

10.15. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Rally Communitas Corp.

[CEO SIGNATURE]

Name: Narinder Singh

Title: Chief Executive Officer

Read and Approved:

By: ______________________

SUBSCRIBER:

____

By: ______________________

Name: ______________________

Title: ______________________

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT F
Offering Landing Page
(Attached)

Invest in the Future of **Regional Transportation**

As the creators of the bus rideshare, we're redefining how people get to events and travel between cities. We've demonstrated our success with millions of riders and $120M in revenue to date. With investments from dozens of bus companies and industry leaders, Rally is rapidly expanding in a $150B market with the mode of transportation that moves more people than any other.

Your investment will transform regional transportation.

INVEST NOW →

Form C Offering Circular Investor Education



rally | ourbus
Investor
Pitch

$498 Min. Investment	**$3.00** Share Price
289 Number of Investors	**$12,250,000** Total Fundraising*

*Total funds raised and number of investors to date include all historical funding rounds and investments across Rally and OurBus.



rally | ourbus

Investment Highlights

Disruptive growth

$120M	580%	~3M
Total revenue*	Revenue growth since 2020*	Rides completed

*Past performance is not indicative of future results

Rally is backed by major investors


Rally Is A NowThis Impact Brand | Revolutionizing Gre...

Problem

Car-Centric Mindset Clogs Our Roads

Traffic jams and lost time are some of the painful and inevitable outcomes, whether commuting to work or heading out to a special event. Meanwhile, a promising bus industry, which makes travel easier for the masses, has been left far behind the technology curve. Throughout US history, the bus option has been underserved by investors and rendered largely unusable by travelers who are searching for a better way.

Solution

Meeting Modern Travelers' Expectations

We've all seen technology change the way we utilize taxis, rental cars, and bikes. What Uber did for travel within cities is how Rally is **changing travel between cities**. The Rally OurBus platform creates demand-based trips with dynamic routes, and dispatches buses on-demand. Rather than own the buses directly, Rally's network of bus companies have been onboarded to provide for our two tech-based solutions: a buspool rideshare for events and a regularly scheduled service for highly traveled corridors between cities.

rally


RALLY POINT
RALLY POINT
VENUE
RALLY POINT
RALLY POINT
RALLY POINT

ourbus


CITY
CITY
CITY
CITY


Revenue Growth of Rally from 2020 to 2025
$80M
$60M
$40M
$20M
$0
580% Growth
2020
2021
2022
2023
2024(E)
2025(E)

Traction

$120M in Revenue Already

People are always on the move, and we've been deploying buses across the country to meet this need. We've worked with hundreds of bus operator partners on trips in 40 US states and 4 countries. With millions of rides completed, Rally has already generated over $120M in revenue, growing 580% since 2020.

$5B Untapped Market

Every year in America, there are 580 million people who travel by motorcoach, the most common bus type that Rally OurBus customers ride. The motorcoach industry is fragmented and ripe for disruption. The typical bus is only utilized at 55% of its capability, leaving $5B unused capacity[2]. Rally addresses a $150B market opportunity by putting that surplus to work and meeting regional transportation needs for travelers.


The typical bus is only utilized
at 55% of its capability
$5B Untapped Market

Uniting 40,000+ Motorcoaches in the US

Despite significant demand for transportation, the bus industry is extremely fragmented and comprises mostly small businesses. Less than 7% of buses[3] are owned by major players like Greyhound. We network together the 3,000+ bus companies to create a "virtual bus company" that's even bigger than Greyhound. It's the same way Uber was able to eclipse the taxi industry without owning their own fleet of cars.


Uniting 40,000+ Motorcoaches in the US
4,000+ buses
1,700 buses
rally
Greyhound
Rally networks 3,000+ operators, creating a virtual bus company bigger than Greyhound.

*Numbers achieved by multiplying Rally's number of operators contracted with the average number of buses Greyhound have.

Capturing an Eager Audience

We target thoughtful travelers going to different cities for work, family, or entertainment. We also appeal to passionate fans and university students who simply want their wider communities to travel in a way that brings like-minded people together. Buses move more people than any other mode of transportation globally, and Rally's goal is to capture and grow this huge segment of the mobility market.


500M
event-goers
annually in
the US

17K+ 5-Star Reviews and Counting

5 ★
Over 7,000 reviews

5 ★
Over 8,000 reviews

With over 17K 5-star reviews on Google, TripAdvisor, and TrustPilot, we're in a league of our own. Legacy competitors are still struggling to respond to what today's travelers need and want. How did we manage to become category leaders? It's our secret sauce: we listen to our riders!


Rally - The Journey

Experiential Affiliates

Extend the Event Experience

Rally works with teams, leagues, and brands to promote the bus rideshare to events. We also work with universities, hotels, bars, and restaurants to reach audiences at a local level. Rally & OurBus solve real problems for these organizations, so they help us spread the word about our services, and earn additional revenue from our mutual customers.

Buffalo Bills | Coors | Dos Equis | Gotham FC | Harley-Davidson | LA Dodgers | LA Rams | MLB | New York Mets | NFL | NHL | Tampa Bay Buccaneers | Ticketmaster

These are some of the biggest names we've worked with on B2B2C distribution channels. We intend to use this financing to create new partnerships to scale this strategy and raise awareness of Rally OurBus. We'll utilize their reach to help spread the word, while they get access to our great customers. Watch our event videos to understand why stakeholders like these choose to work with us to extend the event experience through the travel time.

*Affiliates listed are as of June 10, 2024, some of which are active and others are historical.


NEED A RIDE?
EAST AUSTIN
XX



Market

Tap Into a $150 Billion Market Opportunity[1]

INVEST NOW →

rvice will be a great benefit to Bills fans this season and beyond.”

- Buffalo Bills


Crowdfunding Pitch

Investment Opportunity

Download Your Investor Deck

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By submitting this form and signing up for texts, you consent to receive marketing text messages (e.g. promos, cart reminders) from Rally at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy.

Expansion

Our Roadmap to $300M+ Revenue*

With over 3 million rides completed to date, we've figured out the winning formula for bus travel today. Our modern user experience lights the way for riders, starting from the first touch point online, or on the rider app, until beyond the final destination. Every trip generates data and insights for us to constantly improve our algorithms, platform and service. With support from our investors, we're poised to supercharge regional travel. Our disruptive business and technology innovations have already changed the way buses are deployed to meet consumer demand, and the next phase of growth will scale and improve this further.

*Expected growth in demand and operational expansion, are based on assumptions of increasing travel trends and stable economic conditions. These statements are subject to various risks, including changes in consumer travel preferences, regulatory developments, and economic downturns, which could significantly impact our operations and financial performance.

Revenue 2016 - 2027(E)

Top line financial performance from inception to 2027(E)


$400M
$300M
$200M
$100M
$0M
Revenue negatively impacted by COVID-19
$40M
$11M
$28M
$34M
$44M
$75M
$189M
$313M
2016 to 2020
2021
2022
2023
2024(E)
2025(E)
2026(E)
2027(E)
Pre-Covid

Milestones

2015

2016

2017

2018

- Yale Entrepreneurship Institute incubates Rally
- Investment angel round led by Yale Innovation Fund

Yale

- NHL and Coors Sponsorship advertise the Rally for Winter Classic in responsible
- Techstars accelerates Rally with pre-seed round raised from investors in their network
- First routes are for daily commuter business

techstars_

- Speedway Motorsports NASCAR Partnership
- SXSW and Dos Equis sponsorship
- Women's March on Washington
- Rally executes the largest mass mobilization in a generation, moving nearly 50K people in a single day

SPEEDWAY MOTORSPORTS SXSW DOS EQUIS

- Dai
com
mar
lead
- Dep
Sec
to e
tech
for r

DAIM


804
ourbus
rally

Business Model

Mass Mobility as a Service

Mobility-as-a-service (MaaS) has become a global concept and category. Rally extends this innovation to the movement of the groups of people and addressing surge demand situations. We use a crowd-powered approach with Mass Mobility-as-a-Service (MMaaS). By aggregating individual demand, we positively impact society at scale. In contrast, increased taxi usage has caused greater congestion, which will only get worse with autonomous cars. Rally's solutions affect high-capacity vehicles, creating more mobility options for travelers, and reducing burden on our infrastructure.

Sustainability

Motorcoaches Are the Greenest Form of Transportation[4]

Motorcoaches are proven to be the single greenest form of mass transportation, using less energy to transport more people long distances. Meanwhile, by offering ridesharing for large groups, we help decrease traffic congestion all over *and* keep drunk drivers off the roads.



CO^2 Released (gram/per passenger mile)
380
285
190
95
0
Motor Coach
Heavy Rail
Trolley Bus
Vanpool
Light Rail
Commuter Rail
Intercity Rail
Transit Bus
Carpool
Domestic Air Travel
Car (average trip)
Car (1 person)



9020
HI! Where are we going today?
rally

Perks

Get Investor Exclusive Benefits

Being that we're trailblazing a new path for mass transportation, we want to give our investors that same opportunity. That's why we've come up with a unique perk structure to ensure you're not only heard and rewarded today, but long into the future.

First 30 Days

5%

Bonus Shares to All Tiers of Investment*

INVEST NOW →

* Time-based Perks begin on the day this offering is launched through 11:59 pm Eastern Daylight Time EDT on the 30th day (03:59 am Coordinated Universal Time UTC on the 31st day) following the launch date.

Invest
$500+

Receive



Invest
$1,000+

Receive



Invest
$2,500+

Receive

5%

Bonus Shares

Route or stop named after you

$200 gift card for Rally OurBus rides

$500 gift card for Rally OurBus rides


Your
Name
Here
Slippery Rock
State College

Invest

$10,000+


INVEST $10,000
RECEIVE 15% BONUS SHARES
+ A LIFETIME OF RIDES
rally

Invest

$5,000+

Receive

10%

Bonus Shares

Bus designed and named after you


ourbus

INVEST NOW →



Become an Insider

Not only do you have the opportunity to directly invest in a fast-growing, pre-IPO company*, but you'll **be our guest of honor at the NYSE** for a celebration once we go public.

Investing $25K or more and receive an invitation to go-public celebration dinner at NYSE or NASDAQ, when Rally goes public as it plans to do after raising sufficient capital.

*There is no guarantee that the company will pursue or achieve an IPO. Any potential public offering is subject to approval by the relevant regulatory bodies and stock exchanges, such as NASDAQ or NYSE, as well as market conditions and other factors.

Invest	Invest	Invest	Invest	Invest
$25,000+	**$50,000+**	**$100,000+**	**$250,000+**	**$500,000+**
Receive	Receive	Receive	Receive	Receive
20%	**25%**	**30%**	**40%**	**50%**
Bonus Shares	Bonus Shares	Bonus Shares	Bonus Shares	Bonus Shares

INVEST NOW →

Investors shall receive the perks listed for each investment tier after the Offering Deadline or at such time that this Offering is ended, unless the Offering is cancelled in accordance with the terms herein. Please note that

perks are not stackable. The Company reserves the right to modify, suspend or discontinue any and all of the perks.

Team

Experienced Founders and Industry Experts



Narinder Singh
CEO
Read Bio



Numaan Akram
CTO
Read Bio



Lav Kush
CXO
Read Bio



Siheun Song
Director
Read Bio



Axel Hellman
Lines
Read Bio



Chris DeVoe
Product
Read Bio



Peter Bray
Brand
Read Bio



Matt Atkin
Growth
Read Bio



David Hall
Industry
Read Bio



Jenny Larios Berlin
Mobility
Read Bio

“Best place to work”

QZ - Quartz


ourbus
PREVOST

Opportunity

Invest in Rally Before Our Potential IPO

With a proven model, strong revenue, and strategic partnerships, we're just getting started. Don't miss your chance to invest in Rally before our potential IPO and be part of a transportation transformation.

Rally

Rally's event rideshare service is redefining how people get to concerts, festivals, and sporting events. Our platform dispatches buses on-demand, creating trips tailored to where riders need them most.

OurBus

Our city-to-city line service caters to high-demand routes, providing an affordable and modern alternative to traditional intercity travel options. By contracting unused charter buses from small to medium-sized operators, we address demand wherever it exists.

Technology Platform

Rally's cutting-edge technology platform is at the heart of our innovation. Our app not only facilitates seamless bookings and payments but also optimizes routes and dispatches buses efficiently. By integrating real-time data and user feedback, our technology continuously improves the travel experience, ensuring that our services are always reliable and responsive to riders' needs.

Our Portfolio of Transportation Innovations

With a proven model, strong revenue, and strategic partnerships, we're just getting started. Don't miss your chance to invest in Rally before our potential IPO and be part of a transportation transformation.

"Buses are the greenest form of transportation[4]"

- Rally | via CBO, EPA, and others

Innovation

Buses, Reimagined


Rally - Concept Bus 2024

Rally works with bus companies' existing fleets of high quality motorcoaches, which are premium buses usually used for weddings and school field trips. Already the greenest forms of transportation[4], but they are diesel powered, and represent the current generation of buses. We're proud to be leading the way and have created a concept that reimagines what it means to be a bus. Our vision of this next phase of hardware will match our software innovations, iterating towards the best rider experience. Check out the video for the first ever Rally concept bus for a more aerodynamic style, with seats individualized for privacy, the latest hydrogen fuel cell technology, and autonomous capability.

Advisory Board



Victor Parra

CEO & President United Motorcoach Association



Seamus Hatch

Logic Works, Accenture, Sybase



Keith Gordon

Former President, NFL Players Inc



Patrick McQuown

Co-founder & CEO of Proteus; Executive Director- Entrepreneurship at Towson University



Thomas Silver

SVP, Dice Holdings, management VP, Amex of company's first travel tech product



Tom Ajello

User experience specialist Sr. Partner, Lippincott



Brian Antolin

Founder and one of the leading voices in intercity travel and transportation in the US



Jeffrey Chernick

Co-founder of Ride Amigos









Mark Wachen
Founder of Card Snacks and Founder of multiple venture firms and funds

Seth Berkowitz
Founder and CEO at Insomnia Cookies

Joseph Coyne
Harvard Business School, investing capital for institutions, family offices

Derek Kleinow
Venture Capital Business Development team at Amazon Web Services and founder



Steffen Braun
CEO of KI group HQ



Rudy Lowy
Founded multiple insurance firms



Whitny P Sobala
Founder of Purpose-driven



Mike Adler
20 years of experience recruiting for high scaling venture backed companies

FAQ's

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over

time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Rally (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: **info@dealmakersecurities.com**

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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rally | ourbus

[1] Internal Research and Analysis Conducted by Rally.

[2] 2017 Motorcoach Census by the ABA Foundation, produced June 2019 by John Dunham & Associates and Rally's proprietary analysis for value of unoccupied seats.

[3] https://en.wikipedia.org/wiki/Greyhound_Lines

[4] Getting There Greener, Union of Concerned Scientists and Comparison of Energy Use & Emissions from Different Transportation Modes.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Rally (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

EXHIBIT G
Company Investment Deck
(Attached)

rally



Investment Deck

2024

rally | ourbus

Legal disclaimers

NOTICE TO RECIPIENTS

This presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See “Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management’s beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See “Important Information” at the end of this presentation for additional details.

Mass Mobility as a Service

Rally has solved **middle-mile** travel challenges for **millions** of riders by building an **asset-lite** dynamic **intercity** transportation network

Rally's Mission:

- Meet **modern consumer** needs for peak travel, surge demand, & regional transportation
- Generate new demand for buses through an **AI-powered** platform
- Dispatch the **fragmented bus industry**'s fleets owned by local operators
- Create a digital-first brand in buses with **network effects**
- Become the **operating system** for bus operators

rally | ourbus

Rally Metrics

Lifetime statistics

10:1

Return on Equity
capital efficiency ratio

$120M

Revenue
Since launch

144M	lbs CO2 offset
3M	rides completed
4K	bus stops
400	contracted companies
40	states served
5	active countries
2	complementary products

Page sources

1. CO2 offset compares Rally bus ridership with the equivalent number of cars that would be needed to move the same amount of riders, an equivalent distance, with avg car loads, at avg fuel efficiency
2. Carbon footprint of diesel fuel

About Rally Lines

Technology empowers smaller, flexible, & high quality bus operators to run intercity routes, scheduled service, and line-runs


CITY
CITY
CITY

Rally competes with large bus operators for line runs by aggregating the fleets of small operators. With this approach, Rally has more buses of higher quality, more drivers, and more service centers to bring to the market. This allows Rally to compete head-on in the same markets currently served by legacy providers while also creating new routes in underserved markets.

Lines DBA: ourbus

TRADITIONAL MODEL



Line-runs dominated by large legacy providers

RALLY MODEL



Small operators are aggregated via a tech platform to provide a more flexible approach

About Rally Events

Technology that flexibly creates pop up bus routes to address short term surge travel demand


RALLY POINT
RALLY POINT
DESTINATION
RALLY POINT
RALLY POINT

Rally creates dynamic bus routes, bringing supply online to meet the demand

- Individuals buy a ride
- Networked companies
- Unlimited buses
- Dynamic routes
- Automated planning
- Crowdfunded trips

Events DBA:

TRADITIONAL MODEL


A
B

Preformed groups **rent a bus** 1 company, 1 bus, 1 route Single planner and payer

Revenue Performance

Top line financial performance from inception to 2027(E)



Revenue 2016 - 2027 [1,2]
$400M
$300M
$200M
$100M
$0M
Revenue negatively impacted by COVID-19
$2M
$7M
$9M
$17M
$5M
$11M
$28M
$34M
$44M
$75M
$189M
$313M
2016
2017
2018
2019
2020
2021
2022
2023
2024(E)
2025(E)
2026(E)
2027(E)

1.Revenue projections in 2024-2027 assume $20M invested over three tranches for new growth initiatives.
2.Revenue assumptions for Lines and Events businesses are dependent on near-term capital spend initiatives

Opportunity Quantified

Rally does *not* own buses!

$20B

U.S. TAM
as of 2022

$5B

Unsold Seats
unoccupied annually in the US

Page sources
1. American Bus Association Motorcoach Census
2. Airline industry statistics comparisons

575M	annual US bus rides
40K	motorcoach buses in US
3K	US bus operators
10	buses per SME operator
94%	of operators own <25 buses
55%	average bus utilization rate
<7%	buses owned by Greyhound

Motorcoach Available Market

The industry is fragmented and ripe for disruption.

40K motorcoaches on the road

3K charter bus companies

2-10 buses operated per company

580M passenger trips

$5B worth of bus seats **go unoccupied** each year

Traditionally a B2B industry, bus operators charter buses **wholesale.**

Rally charters these buses and sells retail rides on our technology platform, under our brand, to own the customer relationship and creating new demand for charter buses.

Rally Bus replaces antiquated processes with new economy **business innovations.**

1. 2017 Motorcoach Census by the ABA Foundation, produced June 2019 by John Dunham & Associates and Rally's proprietary analysis for value of unoccupied seats.

Green

Buses are the greenest form of transportation

	MOTORCOACH	HEAVY RAIL	TROLLEY BUS	VANPOOL	LIGHT RAIL	COMMUTER RAIL
PASSENGER MILES per gallon	239.8	190.6	106.6	106.1	92	90.3
ENERGY USED per passenger mile	575	724	1294	1300	1500	1528
CO2 RELEASED gram/per passenger mile	43	127	228	97	264	183

	INTERCITY RAIL	TRANSIT BUS	CARPOOL 2 person	DOMESTIC AIR TRAVEL	CAR average trip	CAR 1 person
PASSENGER MILES per gallon	85.2	70.5	55.9	54.8	38.8	27.9
ENERGY USED per passenger mile	1619	1957	2470	2519	3555	4939
CO2 RELEASED gram/per passenger mile	147	136	184	188	265	368

1. Getting There Greener, Union of Concerned Scientists
2. Comparison of Energy Use & Emissions from Different Transportation Modes


Utica
Brampton
Toronto
Scarborough
Syracuse
Mississauga
Kitchener
Rochester
Niagara Falls
Albany
Lee Berkshires
Methuen
Geneva
Boston
London
Buffalo
Amherst
Batavia
Geneseo
Ithaca
Cortland
Northampton
Worcester
Quincy
Belchertown
Corning
Springfield
Binghamton
Elmira
Providence
Hartford
Sayre
Gouldsboro-Poconos
New London
Fort Lee
Allentown
Slippery Rock
NYC
Hellertown
State College
Kutztown
Reading
Newark
Woodbridge
Fort Washington
New Brunswick
Pittsburgh
Harrisburg
Hamilton
Berkeley Township
Douglassville
King Of Prussia
Manahawkin
Philadelphia
Surf City
Lancaster
Beach Haven
Malvern
Breezewood
Brigantine
Phil. Airport
Atlantic City
North Cape May
Ocean City
Sea Isle City
Wilmington
Wildwood
Avalon
Cape May
Baltimore
Columbia
Tysons
Washington
Vienna
Manassas
Harrisonburg
Roanoke
Blacksburg

rally | ourbus

"Riding farther each day, fueled by the power of the people."

Rally is a Digital-first Brand in Buses

Suite of mass mobility tech meets the needs of the modern customer while unlocking the latent value of the bus industry

EVENTS

Addresses surge demand to venues during events & holiday travel

Channel: B2B2C


32

Powered by rally

NETWORK

Tangential offerings that monetize the network based on Rally's proprietary data

Channel: Multiple



LINES

Provides regularly scheduled intercity and commuter bus services

Channel: B2C



Powered by ourbus

PLATFORM

Back-end tech to help bus operators manage all aspects of their business

Channel: B2B



Additional Growth Opportunity: Rally Network

Monetizing the network value of the industry with tangential services



Door-to-Door

Connecting Rally's middle mile travel with first/last mile providers to complete the trip



Advertising

Sells advertisers looking to reach bus riders and the surrounding community alike



Financing & Insurance

Connects OEMs w/ operators looking for financing & insurance for their fleets



Shipping

Each bus has excess storage capacity that is utilized for courier

With Rally's demand-creating products and vertical SaaS integration, we generate huge ancillary revenue opportunities. Each of the offerings here has already been proven viable and ready to scale. As our primary products scale, the value of the network increases exponentially.



Additional Growth Opportunity: Rally Platform

A suite of vertical SaaS products that help bus operators manage all aspects of their business



Driver Product

Instruct, manage, & evaluate drivers



Bus Product

IoT for buses, fleet management solutions



Rider Product

Instant online quotes, apps for riders, organizers, & facilitators



Operator Product

Operating system of the industry to replace antiquated software and manual processes

Rally has developed a suite of apps - Driver, Bus, Rider, and Operator - for its own services, and has begun to provide this software to bus operators to use for their existing operations via a vertical SaaS integration model. As Rally onboards more bus operators onto the platform, revenue is expected to steadily increase through predictable subscription revenue.



Experienced Team of Founders

Mission-aligned transportation fanatics, passionately paving the future of bus tech



Narinder Singh
CEO

Building and growing businesses at the intersection of transportation and technology for 25+ years; founded courier, logistics, and school bus technology companies



Numaan Akram
CTO

Raised an entrepreneur, schooled a technologist, developer by trade, founder at heart; recruited and built teams continuously throughout career



Lav Kush
CXO

15 years of experience in experience management and digital transformation with COPC, Six Sigma Black Belt, and PMP certifications



Siheun Song
Director_

Creative force for brand and strategy. Juilliard, Columbia, Yale degrees. Career of building and leading sales teams to maximize performance



Axel Hellman
Lines_

Masters in Transportation and Planning with expertise gained from NJ Transit, Port Authority of NY&NJ, and private sector transportation



Chris DeVoe
Product_

Experienced process engineer, multiple product owner, with demonstrable successes in launching and maintaining services



Peter Bray
Brand_

Former Head of Digital for **Saatchi & Saatchi**. Leads brand and marketing strategy



Matt Atkin
Growth_

First 100 employees at **Uber.** Experience in growing internationally



David Hall
Industry_

Former GM of **BoltBus.** Led the most successful brand in busing in the US motorcoach industry



Jenny Larios Berlin
Mobility_

Cofounder & COO of **Optimus Ride**, AV technologies for mobility

rally | ourbus

Rally with Industry Veterans

Each is a shareholder and is an advisor and/or investor with the company



Victor Parra
Buses_
CEO & President United Motorcoach Association, for 20 yrs



Seamus Hatch
Mobility_
LogicWorks, Accenture, Sybase - twenty years building valuable businesses around innovative technology



Keith Gordon
Sports_
Former President, NFL Players Inc



Patrick McQuown
Entrepreneur_
Cofounder & CEO of Proteus; Executive Director - Entrepreneurship at Towson University



Thomas Silver
Marketing_
SVP, Dice Holdings, management
VP, Amex of company's first travel tech product



Tom Ajello
Product_
User experience specialist
Sr. Partner, Lippincott



Brian Antolin
Buses_
Founder and one of the leading voices in intercity travel and transportation in the US



Jeffrey Chernick
Mobility_
Cofounder of RideAmigos, transportation demand management technology licensed by municipalities and organizations globally



Mark Wachen
Venture_
Founder of CardSnacks and Founder of multiple venture firms and funds



Seth Berkowitz
Founder_
Founder and CEO at Insomnia Cookies



Joseph Coyne
Venture_
Harvard Business School, investing capital for institutions, family offices



Derek Kleinow
Mobility_
Venture Capital Business Development team at Amazon Web Services and founder



Steffen Braun
Entrepreneur_
CEO of KI group HQ, home of entrepreneurs, solvers & creators



Rudy Lowy
Entrepreneur_
Founded multiple insurance firms



Whitny P Sobala
Brand_
Founder of purpose-driven, brand building marketing firm



Mike Adler
HR_
20 years of experience recruiting for high scaling venture backed companies

Perks
Rewards for our loyalists and volume discounts

LOYALISTS

Invest
$500
$200 gift card
for Rally OurBus rides

Invest
$1,000
$500 gift card
for Rally OurBus rides

PILOTS

"For the ones who ride the change."

Invest
$10,000
15% Bonus shares
Get a lifetime of rides on our routes

CREATORS

Invest
$2,500
5% Bonus shares
Route or stop
named after you

Invest
$5,000
10% Bonus shares
Bus designed
and named after you

LEADERS

Invest
$25,000
20% Bonus shares
Bonus Shares*

Invest
$50,000
25% Bonus shares
Bonus Shares*

Invest
$100,000
30% Bonus shares
Bonus Shares*

*Investing $25K or more and receive an invitation to go-public celebration dinner at NYSE or NASDAQ, when Rally goes public as it plans to do after raising sufficient capital.

Near-term Capital Spend Initiatives

Marketing drives majority of use of funds



Use of funds 2025E -2026E
Other expenses
16.9%
Technology
8.9%
Payroll
12.2%
Marketing
61.9%

Marketing spend

- 80% of total marketing spend for Lines to support growing awareness of established lines routes and to launch select growth routes
- 20% of total marketing spend for Events business to support scaling strategic partnerships with venues and event producers

Payroll

- Round out C-suite and responsibly fill out org chart to support company growth
- Scale services and operations to provide 24/7 first-class service as a competitive advantage

Software development

- Develop AI to automate the processes, continue iterate on UX, productize platform, unify the technology stack across industry

Other expenses

- Includes professional fees, insurance, rent, and other OPEX line items

Expected Performance of a New Line Route

Rally has a proven ability to run a profitable route quickly after launch



Gross profit $ life cycle of a newly launched Rally Lines route
$50,000
$25,000
$0
-$25,000
Gross revenue
40%
20%
0%
-20%
Gross Margin %
Marketing
Gross profit $
-2 -1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Month from launch

Pre Launch	Launch	Growth	Maturity
Plan the route, begin marketing, all before trips start running	Period during which there is a net loss	Scale the line and maximize revenue potential with trip segmentation	Optimize the line for maximum profitability and fortify barriers to entry from potential competition

1. A baseline route & associated line stops represents the expected performance, based on historical data of a typical newly launched route & associated line stop combinations.
2. Management expects to invest in PR & branding at the launch of each new route & associated line stops to drive awareness.
3. Management expects the performance of a baseline route & associated line stops to differ dependent on launch region.

Runway with Additional Capital Infusion

Estimated cash runway with a $20m capital infusion in 2024-25


Cash runway from capital raise through December 2027
1
2
3
$20,000,000
$10,000,000
$0
-$10,000,000
Sep 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sep 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Sep 2026
Nov 2026
Jan 2027
Mar 2027
May 2027
Jul 2027
Sep 2027
Nov 2027
Cash balance
Net change

1. Increased marketing spend to support growing awareness of established lines routes, launching select new line routes, and launching B2B2C events partnerships results in cash burn during this period.

2. Cash position fluctuates in 2026 as management balances continued marketing investment, increasing gross margins, and the seasonality of the bus industry.

3. Increasing margins from Rally's core Lines and Events products and scaling higher margin Network and Platform service lines provide a sustainable way to continually increase cash position in 2027.

Historical & Projected Income Statement

Projections assume a $20M growth investment in 2024-25.

($ in millions)	2017A	2018A	2019A	2020A	2021A	2022A	2023A	2024E	2025E	2026E	2027E
Revenue											
Lines	2.3	7.4	15.2	4.0	9.2	24.9	28.3	32.3	53.6	104.1	171.7
Events	4.9	1.8	1.3	0.4	1.4	3.0	5.2	11.3	19.6	75.0	112.9
Platform	-	-	0.4	0.2	0.1	0.1	-	0.0	0.5	4.2	12.5
Network	-	-	-	-	-	-	-	-	0.9	6.1	16.2
Total Revenue	**7.2**	**9.2**	**16.9**	**4.6**	**10.6**	**28.0**	**33.5**	**43.6**	**74.7**	**189.4**	**313.4**
% growth		*28.2%*	*83.4%*	*(72.6%)*	*130.6%*	*162.9%*	*19.9%*	*30.2%*	*71.1%*	*153.6%*	*65.5%*
Gross Profit											
Lines	(0.5)	1.2	2.0	0.6	0.9	0.3	5.5	5.5	9.1	21.9	42.9
Events	1.2	0.4	0.3	0.2	0.1	0.3	0.9	2.4	3.9	18.5	30.1
Platform	-	-	0.3	0.1	0.1	0.1	-	0.0	0.3	3.5	10.7
Network	-	-	-	-	-	-	-	-	0.7	3.2	5.8
Gross Profit	**0.7**	**1.5**	**2.6**	**0.9**	**1.1**	**0.6**	**6.4**	**8.0**	**14.0**	**47.0**	**89.6**
% Margin	*9.4%*	*16.8%*	*15.2%*	*19.8%*	*10.2%*	*2.3%*	*19.1%*	*18.4%*	*18.7%*	*24.8%*	*28.6%*
Operating Expenses											
Sales, Marketing & Ops.	1.7	3.5	4.0	1.9	1.9	4.7	6.2	6.4	26.2	48.0	66.8
General & Administrative	0.1	0.2	0.5	0.6	0.4	1.0	0.7	1.9	3.2	6.5	9.9
Technology Development	0.8	1.0	1.5	0.6	0.2	0.6	0.9	0.8	1.8	3.3	6.0
Total Operating Expenses	**2.6**	**4.6**	**5.9**	**3.1**	**2.5**	**6.3**	**7.7**	**9.0**	**31.1**	**57.7**	**82.7**
% of revenue	*36.4%*	*50.3%*	*34.9%*	*66.2%*	*23.9%*	*22.7%*	*23.1%*	*20.7%*	*41.6%*	*30.5%*	*26.4%*
EBITDA	**(1.9)**	**(3.1)**	**(3.3)**	**(2.1)**	**(1.5)**	**(5.7)**	**(1.3)**	**(1.0)**	**(17.1)**	**(10.7)**	**6.9**
% Margin	*(27.0%)*	*(33.5%)*	*(19.8%)*	*(46.4%)*	*(13.7%)*	*(20.4%)*	*(4.0%)*	*(2.3%)*	*(22.9%)*	*(5.7%)*	*2.2%*

Improved margins in 2023

Margins improved significantly in 2023 for both the ‘Lines’ and ‘Events’ products as management focused on established routes and took advantage in the surge of live events attendance.

Marketing spend accelerates growth in 2025

An increase in marketing expenditures in 2025 leads to a significant revenue jump for both Rally ‘Lines’ and ‘Events’. Marketing spend is used to launch new Line routes, grow existing Line routes, and build awareness with event fan communities.

Scale higher margin offerings in 2026-27

Growth in Rally ‘Lines’ & ‘Events’ in 2025 sets the foundation for Rally to scale ‘Platform’ & ‘Network’ offerings. These higher margin service offerings - along with increased margins in ‘Lines’ & ‘Events’ - lead the company back to profitability in 2027.

rally

Flywheel

Each service propels the others

- Rally creates a virtuous cycle that moves the private bus industry towards the best bus experience
- The pistons of this cycle are:
  - Create Demand
  - Increase Utilization
  - Integrate Technology
  - Brand Globally
- Win-win scenario for operators and riders allows positive adoption
- Rally is positioned as the managed marketplace of the industry



Events
GENERATE SOCIAL DEMAND
Owned Partner Channels
Network
GENERATE GLOBAL BRAND
Managed Market Network
Lines
INCREASE BUS UTILIZATION
Dynamic Routes & Schedules
Platform
CONNECT THE INDUSTRY
Automation & AI
HAPPY RIDERS
BEST BUS EXPERIENCE
HAPPY OPERATORS
RAISED AWARENESS
MORE TRIPS

rally | ourbus

Mass Mobility as a Service

Rally has moved **millions** of riders as a virtual **bus** 🚍**company** by solving the challenges of the **middle-mile**. Whether 📅regular intercity travel, or 🌊**surge demand** for 🏈🦃events🎄🎶, riders avoid driving, traffic, parking, gas, and tolls 😒 all the drawbacks of cars. Our **tech platform** aggregates individuals into rideshares for **40 to 400 mile**, intercity trips. We've built 📱apps for riders, drivers, buses, and bus companies. Our **AI**🔮predicts demand, **crowdsources** 🚩pickups, and 💸**crowdfunds** trips. We plan, price, and sell rides on **dynamic**, **demand-driven** trips. Built for the 🚴**multimodal**🚂**trip**🚕**economy**🚌 where people choose the best transport option to meet their needs of the particular moment, preferring what's **convenient** and 🍃**green.** Got the demand? Let's talk **supply-side**. Rally is a **category creator** and leader for this huge, overlooked sector of mobility. Our **managed marketplace** is **asset-lite**. We 📡**network** together the fleets of over **3,000 local bus operators**, who typically own 10 buses each. **NOT a broker nor lead-gen**; we unlock the value of 💹**excess bus capacity** by dispatching their buses as if they're ours. The US private bus industry is already moving ~65% of **US** ✈ **airline passenger volume** annually. Traditionally, buses are chartered wholesale to 🚸schools and churches; we make them **retail rideshares on-demand.** Still reading? 🌈Get visionary. We're partnered with the 🏆**world's leading commercial OEMs**, and together we'll deploy the next generation of ⚡**electric** & **autonomous buses**. Already a digital-first B2C brand for mass mobility. With vertical SaaS integration we become the 💻**OS of the bus industry** and monetize all of the 🚶 user journey with a **market network**.

Legal disclaimers

IMPORTANT INFORMATION

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Rally Communitas Corp (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.